As filed with the Securities and Exchange Commission on June 9, 2014

Registration No. 333-193236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KineMed, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8731	91-2104596
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5980 Horton Street Suite 470
Emeryville, California 94608
(510) 655-6525

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

David M. Fineman
Chief Executive Officer
KineMed, Inc.
5980 Horton Street Suite 470
Emeryville, California 94608
(510) 655-6525

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jon Layman William I. Intner Hogan Lovells US LLP 4085 Campbell Avenue Suite 100 Menlo Park, California 94025 (650) 463-4000	Ryan A. Murr Gibson, Dunn & Crutcher LLP 555 Mission Street Suite 3000 San Francisco, California 94105 (415) 393-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$38,812,500	$4,999.05
Underwriters’ Warrants to purchase Common Stock(3)	$0	$0
Common Stock, underlying Underwriters’ Warrants(4)	$2,109,375	$271.69
Total	$40,921,875	$5,270.74

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended, and includes the offering price of shares of common stock that the underwriters have an option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price. The registrant previously paid the total amount of the registration fee.
(3)	In accordance with Rule 457(g) under the Securities Act of 1933, as amended, no separate registration fee is required with respect to the warrants registered hereby.
(4)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(g) under the Securities Act of 1933, as amended. The warrants are exercisable at a per share exercise price equal to 125% of the public offering price. The proposed maximum aggregate offering price of the underwriters’ warrants is $2,109,375, which is equal to 125% of $1,687,500 (5% of $33,750,000).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JUNE 9, 2014

4,500,000 Shares
Common Stock

This is a firm commitment initial public offering of 4,500,000 shares of common stock of KineMed, Inc.

No public market currently exists for our common stock. We anticipate that the initial public offering price of our shares of common stock will be between $6.50 and $7.50 per share.

We have applied to list our shares of common stock for trading on The NASDAQ Global Market under the symbol “KNMD.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to us, before expenses	$	$
(1)	The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting” for a description of compensation payable to the underwriters.

We have granted a 45-day option to the representatives of the underwriters to purchase up to 675,000 additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver our shares to purchasers in the offering on or about            , 2014.

   Sole Book-Running Manager

Feltl and Company

Co-Manager
MLV & Co.

Co-Manager
Laidlaw & Company (UK) Ltd.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of our common stock and the distribution of this prospectus outside the United States.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “KineMed,” “the company,” “we,” “us,” “our” and similar references refer to KineMed, Inc. The KineMed name and logo are our trademarks, and KineMed® is our registered trademark in the United States. This prospectus also contains registered marks, trademarks and trade names of other companies. All other registered marks, trademarks and trade names appearing in this prospectus are the property of their respective holders.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before you decide to invest in our common stock, you should read and carefully consider the following summary together with the entire prospectus, including our financial statements and the related notes thereto appearing elsewhere in this prospectus and the matters discussed in the sections in this prospectus entitled “Risk Factors,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements and Industry Data.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus.

Overview

We are a revenue-generating health technology company that has developed a proprietary biomarker platform technology with numerous applications in drug development and medical diagnostics. Our focus is on applying our biomarker platform technology to drug development collaborations with biopharmaceutical companies, prescription and non-prescription medical diagnostics and the pairing of our own drug candidates with our diagnostic, prognostic and monitoring biomarker tests, or biomarker tests. Biomarkers are measurable characteristics about the state of a living organism that are relevant to health and disease. Using our patented technology, we have developed biomarker tests that measure, in a single sample, the rate of activity of critical biological pathways that play a causal role in disease. We believe that our ability to measure this activity, which reflects the rate of production and destruction of key molecules involved in disease-modifying biological processes, will provide meaningful, and previously unavailable, information about both diseases and wellness that is predictive of medical outcomes and of the effects of interventions. As a result, we believe our biomarker tests have the potential to have a transformative effect on healthcare by providing unique information through rate-based measurements that can be used to make drug development more efficient and to guide healthcare decisions by physicians and wellness decisions by consumers.

We have an extensive record of collaborating with biopharmaceutical companies and others to apply our biomarkers to drug development. We have entered into over 100 revenue-generating collaborations with biopharmaceutical companies, non-profit foundations and government agencies. Our collaborators have included Glaxo Group Limited, or GSK, Pfizer Inc., University of Cambridge, EMD Serono, Takeda Pharmaceutical Company, Nestle and Amgen Inc. as well as the National Institutes of Health, or NIH, and medical research foundations, such as the Michael J. Fox Foundation, the Cure Huntington’s Disease Initiative Foundation, or CHDI, and the Susan G. Komen Breast Cancer Foundation.

We are focused on applying our proprietary biomarker platform to three commercial areas, which we refer to with the designations Rx, Tx and Dx:

•	collaborating with biopharmaceutical companies for the more efficient development of their drugs (Rx);
•	advancing our own drug candidates through pairings with our diagnostic, prognostic and monitoring biomarker tests (Tx); and
•	developing commercial tests for diagnosis and monitoring of large unmet medical needs (Dx).

We believe that an essential element of the value of our biomarker platform technology is the intellectual property that we have assembled in the field of molecular flux biomarkers over the past decade, including 85 issued and approximately 20 pending U.S. and international patents exclusively licensed by us from Regents of the University of California, which were invented or co-invented by our President and Chief Scientific Officer and University of California professor Dr. Marc Hellerstein.

Our Solution

Our approach to solving problems in healthcare focuses on the discovery and application of transformative biomarker tests that can be used to guide decisions in drug development, medical practice and wellness management. By measuring the activity of biological processes that are causal in human health and disease, our biomarkers are designed to be predictive of the clinical course of diseases. The advantages of our biomarker platform include that it:

•	Measures the Flux Rate of Molecules. Our biomarkers capture, in a single measurement, the flux rate of the key molecules involved in the activity of biological processes that maintain human health and cause disease.
•	Predicts Disease Progression Despite Biological Complexity. Our biomarker tests are able to measure flux rates and have proven in human research studies to be predictive of the clinical progression and severity of various diseases.
•	Translates from Animals to Humans. Our tests can be used to identify whether the effect of a drug candidate on a targeted biological process in an animal has a similar effect in humans.
•	Enables Personalized or Precision Medicine. Because our tests measure the activity of biological processes in a particular patient, we are able to measure precisely and individually a patient’s level of disease activity, the underlying cause and progression of disease and the patient’s response to therapy. This helps physicians to make personalized and precise treatment recommendations.
•	Generates Interpretable and Useful Information for Guiding Drug Development Decisions. By measuring the flux of molecules in the activity of key biologic processes in the body’s systems, our biomarker platform has been demonstrated to guide decisions in drug development.
•	Uses Simple, Minimally-Invasive Tests. Our tests allow us to detect low levels of molecules and measure disease activity and processes of health in tissues in the human body from small amounts of bodily fluids, such as a few drops of blood, urine or saliva, or from a tape strip touched to the skin.
•	Enables Generation of Holistic Information. Our tests can be used to provide a holistic view of a biological system by capturing the flux of hundreds or thousands of proteins or small molecules at once. For pharmaceutical research, this allows screening in an unbiased way for abnormal biological processes that could contribute to disease, which can lead to the identification of potential therapeutic targets and potential biomarkers.

Our Strategy

Our objective is to transform drug development, personalized medicine and wellness management by utilizing our biomarker-guided proprietary platform technology. To achieve this objective, we intend to stay focused on our core technology platform and leverage its applications in ways that build on our experiences and past success as we transition to new commercial areas. Our strategy includes the following:

•	Pursuing comprehensive programs with biopharmaceutical company partners to reduce risk in their drug development efforts and to make their drug development more efficient, including our milestone-based program with GSK in muscle biology.
•	Establishing Clinical Laboratory Improvement Amendments of 1988, or CLIA, laboratory infrastructure and obtaining regulatory clearances or approvals for our biomarker tests.
•	Marketing our biomarker tests for non-prescription and prescription applications.
•	Establishing research and marketing relationships with consumer wellness companies particularly in the areas of exercise, fitness, muscle, diet, weight control and skin care.
•	Identifying and pursuing therapeutic opportunities through which our technology may provide a developmental advantage, including our current candidate that we are pursuing in neurodegenerative diseases and our current candidate that we are pursuing in cardiometabolic diseases and/or fatty liver disease, as well as future opportunities to advance drug candidates that may be advantaged by our tests.

Our Biomarker Tests

Building on our legacy of collaborative relationships and our experience performing biomarker tests in human disease research and drug development settings, we are currently focused on commercializing biomarkers in six areas: muscle biology, fibrotic diseases, including non-alcoholic fatty liver disease, neurodegenerative diseases, cardiometabolic diseases, skin care and cancer. Our muscle biology, non-alcoholic fatty liver disease and chronic lymphocytic leukemia, or CLL, programs represent our most advanced initiatives that focus our proprietary technology on long-standing needs in medicine and wellness management. We intend to continue to develop our potential commercial tests (Dx) while also pursuing additional biopharmaceutical collaborations (Rx) and advancing our own drug candidates (Tx) using our technology.

Risks Associated with our Business

Our ability to implement our business strategy is subject to numerous risks and uncertainties. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” prior to making an investment in our common stock. These risks include, among others, the following:

•	we have a history of net losses, we expect to incur net losses in the future, and we may never achieve sustained profitability;
•	we may not be able to maintain existing and enter additional collaborations, and we may not be able to leverage our success with drug development companies into higher value collaborations that involve technology access fees, license fees, milestone and royalty payments;
•	we have no experience generating revenue from the sale of our biomarker tests or from the pairing of our therapeutics with our biomarker tests, and we may never be successful in commercializing or generating revenues from those parts of our business;
•	we have no experience in marketing and selling our biomarker tests and therapeutic-biomarker test pairings to physicians for prescription applications, and if we are unable to build and expand a direct sales and marketing force to adequately address our customers’ needs, our business may be adversely affected;
•	we have no experience marketing to health and wellness providers or entering into marketing relationships and programs with companies in the health and wellness market for the marketing and sale of our tests for non-prescription applications;
•	delays or problems in developing, opening or operating a CLIA laboratory could have adverse impacts on our ability to commercialize biomarker tests and other offerings;
•	the regulatory clearance or approval process for our biomarker tests and for our therapeutic agents is expensive, time consuming and uncertain, and the failure to obtain and maintain required clearances or approvals could prevent us from commercializing our future products;
•	it is difficult and costly to protect our intellectual property rights, and if we are unable to protect our intellectual property rights, we may not be able to compete effectively in our markets; and
•	we may need to raise additional capital to fund our existing operations, develop our biomarker platform, commercialize our products and expand our operations.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in February 2001. Our principal executive offices are located at 5980 Horton Street, Suite 470, Emeryville, California 94608, and our telephone number is (510) 655-6525. Our website address is www.kinemed.com. Our website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis;
•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;
•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
•	reduced disclosure about the company’s executive compensation arrangements; and
•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700.0 million in market value of our capital stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock to be offered
4,500,000 shares
Common stock to be outstanding immediately following this offering
16,252,053 shares
Over-allotment option
We have granted the underwriters an option for 45 days from the date of this prospectus to purchase up to 675,000 additional shares of common stock to cover over-allotments.
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $26.3 million, or approximately $30.6 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $7.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the proceeds of this offering (i) to fund costs associated with a Phase 1/2 trial for noscapine and a Phase 1 trial for the 5A peptide, (ii) to fund the start-up and initial development of a CLIA-certified laboratory, (iii) to support 510(k) applications, which are applications to the FDA for clearance to commercially distribute medical devices that are substantially equivalent to a previously cleared device, for our biomarker tests for the first three disease states for which we intend to seek FDA clearance, and for either follow-on clinical trials related to initial commercialization activities or pre-approval clinical trials, if required by the FDA, and (iv) for working capital and general corporate purposes, including continued development of our biomarker platform technology. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Risk factors
You should read the “Risk Factors” section of this prospectus for a discussion of factors to carefully consider before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol
KNMD

The number of shares of our common stock outstanding immediately following this offering set forth above is based on 2,144,237 shares of our common stock outstanding as of the date of this prospectus, the conversion of all outstanding shares of our preferred stock into an aggregate of 8,917,010 shares of our common stock upon completion of this offering and the issuance of 690,806 shares of our common stock upon the exercise of warrants with a weighted average exercise price of $2.51 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised and the exercise price of the warrants is below the low end of the price range set forth on the cover page of this prospectus. These warrants have a cashless exercise feature and for purposes of calculating the number of shares of common stock outstanding immediately following this offering, we have assumed that none of the warrants will be exercised under the cashless exercise feature.

The number of shares of our common stock outstanding immediately following this offering excludes:

•	1,469,757 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, under our 2010 Equity Incentive Plan, or 2010 Plan, and our 2001 Stock Option Plan, or 2001 Plan, at a weighted-average exercise price of $3.00 per share;
•	92,322 shares of our common stock issuable upon the exercise of a warrant issued in May 2013 in connection with a placement agent agreement at an exercise price of $4.50 per share, which is expected to remain outstanding upon the completion of this offering;
•	276,934 shares of our common stock issuable upon the exercise of warrants issued in connection with a bridge loan financing in December 2012 and May 2013, or the 2012-2013 bridge warrants, at an exercise price of $4.50 per share, which are expected to remain outstanding upon completion of this offering;
•	111,125 shares of our common stock issuable upon the exercise of a warrant issued in December 2013 in connection with a placement agent agreement at an exercise price of $4.50 per share, which is expected to remain outstanding upon the completion of this offering; and
•	135,000 shares of our common stock issuable upon the exercise of a warrant to be issued to the representative in connection with this offering, at an exercise price per share equal to 125% of the initial public offering price.
•	1,697,508 shares of our common stock (which includes 30,842 shares available for issuance under our 2010 Plan as of March 31, 2014 and 222,333 shares of our common stock issuable upon the exercise of stock options that will be granted at the time of the pricing of this offering with an exercise price that is equal to the initial public offering price) reserved for issuance under our 2014 Omnibus Incentive Plan, or 2014 Plan, which will become effective immediately prior to the completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2014 Plan. Commencing on January 1, 2015 and continuing until the expiration of the plan, the number of shares of common stock available for issuance under the 2014 Plan shall automatically increase in an amount equal to 4% of the total number of shares of outstanding common stock on December 31st of the preceding calendar year.

Except as otherwise indicated, the information in this prospectus assumes or gives effect to:

•	a 1-for-30 reverse stock split of our common stock and convertible preferred stock effected on June 5, 2014;
•	no exercise by the underwriters of their over-allotment option to purchase up to 675,000 additional shares of common stock from us;
•	the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering; and
•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of operations data for the years ended December 31, 2012 and 2013 from our audited financial statements, included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2013 and 2014, and the balance sheet data as of March 31, 2014 are derived from our unaudited financial statements, included elsewhere in this prospectus. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Our historical results are not necessarily indicative of results to be expected for the full year or any period in the future. The summary financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto, included elsewhere in this prospectus. The summary financial data in this section is not intended to replace our financial statements and the related notes thereto.

	Years Ended December 31,		Three Months Ended March 31,
(In thousands, except share and per share amounts)	2012	2013	2013	2014
			(unaudited)
Statements of Operations Data:
Revenue:
Collaboration and other research revenue	$5,042	$6,557	$1,553	$1,293
Grant revenue	163	344	104	93
Total revenue	5,205	6,901	1,657	1,386
Cost of revenue	2,697	4,465	1,247	974
Gross profit	2,508	2,436	410	412
Operating expenses:
Research and development	3,343	3,066	820	748
General and administrative	2,298	2,912	689	1,361
Total operating expenses	5,641	5,978	1,509	2,109
Loss from operations	(3,133)	(3,542)	(1,099)	(1,697)
Interest income	16	6	2	2
Interest expense	(82)	(349)	(14)	—
Change in fair value of note and warrant liability	—	(1,505)	(27)	—
Gain on sale of property and equipment	—	—	—	62
Total other (expense)/income	(66)	(1,848)	(39)	64
Net loss	$(3,199)	$(5,390)	$(1,138)	$(1,633)
Deemed dividend on convertible preferred stock	—	(1,754)	—	—
Net loss attributable to common stockholders	$(3,199)	$7,144	$(1,138)	$(1,633)
Basic and diluted net loss per share(1)	$(1.95)	$(4.46)	$(0.73)	$(0.96)
Weighted average shares of common stock outstanding used in computing basic net loss per share(1)	1,638,528	1,602,161	1,557,995	1,697,958
Pro forma net loss per share – basic and diluted (unaudited)(2)		$(0.56)		$(0.14)
Weighted average shares of common stock outstanding used in computing the pro forma net loss per share – basic and diluted (unaudited)(2)		9,501,257		11,418,456

(1)	See Note 1 to our financial statements for an explanation of the method used to calculate basic and diluted net loss per share of common stock, the unaudited pro forma basic and diluted net loss per share of common stock and the weighted average number of shares used in computation of the per share amounts.

(2)	The calculation for pro forma net loss per share assumes the conversion of all the outstanding shares of convertible preferred stock and exercise of warrants that will terminate if unexercised prior to this offering as of December 31, 2013 and March 31, 2014 into common stock as if they had occurred at the beginning of the period presented or their issuance date, if later.

	MARCH 31, 2014 (unaudited)
(in thousands)	ACTUAL	PRO FORMA(1)	PRO FORMA AS ADJUSTED(2)
Balance Sheet Data:
Cash and cash equivalents	$7,318	$9,303	$35,583
Working capital	2,710	4,695	30,975
Working capital excluding deferred revenue	5,386	7,371	33,651
Total assets	11,103	13,088	39,368
Convertible preferred stock	23,000	—	—
Total stockholders’ equity / (deficit)	(17,498)	7,487	33,767

(1)	The pro forma column in the balance sheet data above gives effect to (a) the automatic conversion of all of our outstanding shares of our convertible preferred stock as of March 31, 2014 into an aggregate of 8,917,010 shares of common stock immediately prior to the closing of this offering and (b) the exercise of warrants to purchase 791,457 shares of common stock with a weighted average exercise price of $2.51 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised and the exercise price of the warrants is below the low end of the price range set forth on the cover page of this prospectus. These warrants have a cashless exercise feature and for purposes of pro forma disclosure, we have assumed that none of the warrants will be exercised under the cashless exercise feature.
(2)	The pro forma as adjusted column in the balance sheet data above gives further effect to the sale of 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of the shares in this offering had occurred as of March 31, 2014.

Each $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $4.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $6.4 million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Before you invest in our common stock, you should understand the high degree of risk involved. You should carefully consider the following risks and other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to purchase shares of our common stock. The following risks may adversely impact our business, financial condition and operating results. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business and Strategy

We have a history of net losses. We expect to incur net losses in the future and we may never achieve sustained profitability.

We have historically incurred substantial net losses, including a net loss of $5.4 million for the year ended December 31, 2013 and a net loss of $1.6 million for the three months ended March 31, 2014. As of March 31, 2014, we had an accumulated deficit of $58.4 million. We expect our losses to continue as a result of ongoing research and development expenses and increased costs to develop commercial capabilities. These losses have had, and will continue to have, an adverse effect on our working capital, total assets and stockholders’ equity/(deficit). Because of the numerous risks and uncertainties associated with our research, development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows.

Our success depends in part on our ability to maintain existing and enter additional collaborations.

We believe our commercial success depends in part on our ability to maintain and enter into research and collaboration agreements with others, including pharmaceutical, biotechnology and consumer product companies. To date, our revenues have been derived primarily from collaboration and other research agreements with pharmaceutical and biotechnology companies, as well as grants from research institutions. From inception through March 31, 2014, we have received approximately $48.0 million in revenue from these collaborations and grants. The revenue attributable to these arrangements may fluctuate in the future, which could have an adverse effect on our financial condition and results of operations. In addition, the termination of any or all of these relationships, particularly our relationship with Glaxo Group Limited, or GSK, could result in a temporary or permanent loss of revenue and have a material adverse effect on our business.

Our future success depends in part on our ability to maintain our existing relationships and to enter into new relationships. This may be difficult to achieve due to several factors, including:

•	internal and external constraints placed on these organizations that can limit the number and type of relationships with companies like us;
•	entering into agreements with these parties may require a significant commitment of time and resources and an extended period of negotation, and we may not be successful in reaching an agreement even after lengthy negotiations;
•	the agreements governing our relationships frequently are specific to individual projects, for a defined term, or may be terminated at will by the drug developer;
•	our collaborators may be dissatisfied with our services or perceive our services to be ineffective;
•	our collaborators could select alternative products and services or pursue internal solutions; and
•	drug development collaborators may decline to continue to use our services due to factors that are unrelated to the perceived utility of our products, such as a decision to terminate a particular program following a failure to obtain positive data in clinical trials or other administrative factors that are outside our control.

We face significant competition in seeking appropriate collaborators and the negotiation process with such collaborators is typically time-consuming and complex. Even if we are successful in our efforts to establish new collaborations, the terms that we agree upon may not be favorable to us. If we are unable to consistently enter into new arrangements with collaborators, it would adversely affect our attempts to achieve profitability and our overall financial results.

We may not be able to leverage our success with drug development companies into higher value collaborations that involve technology access fees, license fees, milestone and royalty payments.

Our initial arrangements with drug development companies were structured so that we received a specified fee for the services we provided on a project. Based on our demonstrated success in collaborations and arrangements with drug development companies, our strategy is to pursue collaboration arrangements with drug development companies where we receive milestone payments or royalties in connection with our services and use of our technology platform, instead of, or in addition to, revenue for specified services on a project. We have limited experience entering into these types of arrangements, which we believe better recognize the value that our services and technology provide. We may not be successful in our efforts to enter into these types of arrangements because drug development companies may not perceive our services as providing sufficient value to warrant those payments, because these companies have not historically paid for the services that we are offering or for other reasons. Furthermore, even if we enter into these types of arrangements in the future, there is no assurance that the programs will progress to the point where we achieve these types of payments. We previously entered into an agreement pursuant to which we were entitled to receive milestone payments, but the program did not proceed. If drug development companies will not enter into arrangements that provide us with greater revenue potential than our project based arrangements, it would adversely affect our attempts to achieve profitability and our overall financial results.

We currently have no experience generating revenue from the sale of our biomarker tests or from the pairing of our therapeutics with our biomarker tests, and we may never be successful in generating revenues from that part of our business.

To date, we have not generated any revenues from commercialization of our biomarker tests or the pairing of our therapeutics with our diagnostic, prognostic and monitoring biomarker tests, or biomarker tests, or therapeutic-biomarker test pairings. Our ability to generate product revenue and ultimately become profitable depends upon our ability, either alone or with our collaborators, to successfully commercialize products, including any of our existing biomarker tests, or other biomarker tests or therapeutic-biomarker test pairings that we may develop, license or acquire in the future. Our ability to generate future product revenue depends on a number of additional factors, including our or our collaborators’ ability to:

•	successfully complete research and clinical development of current and future products;
•	launch and commercialize future biomarker tests and therapeutic-biomarker test pairings for which we obtain marketing clearance and marketing approval, if any, and if launched independently, successfully establish a sales force, marketing, distribution and laboratory infrastructure;
•	enter into relationships with healthcare providers, including personal trainers, team trainers, dieticians, sports medicine physicians and third parties that provide diet, exercise and nutritional products, and enter into arrangements with consumer product companies, in each case for the sale of our biomarker tests for non-prescription applications;
•	obtain coverage and adequate product reimbursement from third-party payors, including government payors for biomarker tests for prescription applications;
•	achieve market acceptance for our biomarker tests and therapeutic-biomarker test pairings;
•	establish, maintain and protect our intellectual property rights; and
•	attract, hire and retain qualified personnel.

In addition, because of the numerous risks and uncertainties associated with the development of biomarker products, we are unable to predict the timing or amount of increased expenses, or if or when we will achieve or maintain profitability. In addition, our expenses could increase beyond expectations if we decide to or are required by the U.S. Food and Drug Administration, or FDA, or foreign regulatory authorities to perform studies or trials in addition to those that we currently anticipate. Even if we complete the development and regulatory processes necessary to market our biomarker tests and therapeutic-biomarker test pairings, we anticipate incurring significant costs associated with launching and commercializing these products.

We have no experience in marketing and selling our biomarker tests and therapeutic-biomarker test pairings to physicians for prescription applications, and if we are unable to build and expand a direct sales and marketing force to adequately address our customers’ needs, our business may be adversely affected.

We intend to market our tests for prescription applications through an internal sales force. However, we have no experience in marketing and selling diagnostic products, and we may not be able to market, sell, or distribute our products effectively enough to support our planned growth.

Our future sales in the United States will depend in large part on our ability to develop a sales force to market our products to physicians in different disease areas. As a result, we believe it is necessary to develop a sales force that includes sales representatives with specific technical backgrounds and industry experience. Competition for such employees is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales and marketing force, which could negatively impact sales and market acceptance of our products and limit our revenue growth and potential profitability.

In addition, we may seek to enlist one or more third parties to assist with sales, distribution and customer support. If we do seek to enter into these arrangements, we may not be successful in attracting desirable sales and distribution partners, or we may not be able to enter into these arrangements on favorable terms, or at all. If our sales and marketing efforts, or those of any third-party sales and distribution partners, are not successful, our tests and products may not gain market acceptance, which would materially impact our business operations.

Our business plans call for us to develop and operate a clinical CLIA laboratory, and any delays or problems in opening or operating a clinical laboratory could have adverse impacts on our ability to commercialize biomarker tests and other offerings.

We intend to establish a clinical laboratory in order to better control the implementation of the biomarker tests that we develop and to be able to achieve higher margins from those tests than if they were performed by other laboratories. The development of a clinical laboratory will be part of our focus on building our commercial operations functions to include marketing of our biomarker tests. In addition to state and regulatory licenses and approvals, and certification from the College of American Pathologists, our laboratory will need to be certified under the regulations promulgated under the Clinical Laboratory Improvement Amendments of 1988, as amended, or CLIA. A CLIA-certified laboratory is a laboratory that the Centers for Medicare and Medicaid Service has indicated meets certain federal standards for laboratories performing laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. However, we have no experience developing or operating a CLIA laboratory, and we may not be able to meet, or it may take longer than expected to meet, the requisite standards necessary for obtaining the necessary approvals and licenses. Delays in developing and operating our own proprietary laboratory would lead to a delay in being able to achieve our business plans and have an adverse impact on our future operations.

Even if we are successful in opening and operating a clinical laboratory in conformance with CLIA regulations, we currently only intend to develop one laboratory. The laboratory facility and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications failure, or terrorism, which may render it difficult or impossible for us to support our expected commercial operations. The inability to perform biomarker tests or to reduce the backlog of analyses that could develop if our facility is inoperable, for even a short period of time, may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future. Furthermore, our facility and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It could be difficult, time-consuming, and expensive to rebuild our facility or license or transfer our proprietary platform technology to a third party. Even in the event we are able to find a third party with such qualifications to enable us to conduct our testing, we may be unable to negotiate commercially reasonable terms.

We expect to carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses, and may not be available to us on acceptable terms, if at all.

We may not be able to successfully acquire or license rights to therapeutic agents for pairing with our biomarker tests.

We intend to pair therapeutic agents with our biomarker tests by pairing tests with selected drugs or drug candidates licensed or acquired by us, including candidates that we intend to advance through Phase 1 or Phase 2 human proof-of-concept trials. Our business model is predicated, in part, on our ability to successfully identify and acquire or license therapeutic agents to pair with our biomarker tests. However, we may be unable to acquire or license therapeutic agents from third parties.

The in-licensing and acquisition of therapeutic agents is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire therapeutic agents that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Furthermore, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire the relevant therapeutic agents on terms that would allow us to make an appropriate return on our investment. In addition, we expect that competition for the in-licensing or acquisition of therapeutic agents that are attractive to us may increase in the future, which may mean fewer suitable opportunities for us as well as higher acquisition or licensing prices. If we are unable to successfully obtain rights to suitable therapeutic agents, our business, financial condition and prospects for growth could suffer.

We have no experience marketing to health and wellness providers or entering into marketing relationships and programs with companies in the health and wellness market for the marketing and sale of our tests for non-prescription applications.

We initially intend to market our biomarker tests for non-prescription applications to health and wellness providers and to companies that provide diet, exercise and nutritional products and services. We have no experience marketing to these providers or entering into relationships and programs with these companies. It may be more difficult to market to these providers and to enter into these marketing relationships and programs than we anticipate and it may prove more costly than we expect, or we may not be able to do so at all. Furthermore, if we are not successful in establishing relationships with healthcare providers or health and wellness companies, we may not be able to access the health and wellness markets. If it becomes necessary to do so, we may not be able to develop the internal capability to market directly to consumers.

New product development is a lengthy and complex process.

Our biomarker tests and therapeutic-biomarker test pairings are in various stages of development and will take time to develop and commercialize, if we are able to commercialize them at all. We may develop new biomarker tests but yet be unsuccessful in commercializing them to a broad patient population. Our product development process involves a high degree of risk and product development efforts may fail for many reasons, including:

•	failure of the biomarker test to perform as expected at the research, development or commercialization stage;
•	lack of validation data;
•	failure to demonstrate the clinical utility of a biomarker test;
•	failure of our biomarker tests to diagnose or monitor the conditions they are targeting; or
•	failure to obtain regulatory clearance or approval for any reason.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business, operating results and prospects and could potentially cause us to cease operations. Research programs to identify new biomarkers require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs that ultimately prove to be unsuccessful.

We may be unable to commercialize biomarker tests related to muscle biology or other areas of human health.

It may prove difficult or not feasible to commercialize our lead program focused on muscle biology or our pipeline tests focused on other areas of human health, and the commercial launch of our tests may not be successful at all. In order to sell our products commercially, we will need to develop operational processes for the production, shipment and processing of our tests and samples. We also need to confirm that our tests are reproducible and can be reliably and consistently performed in a timely and accurate manner in an outpatient setting and in a diverse patient population. Failure to commercialize our biomarker tests and therapeutic-biomarker test pairings would materially harm our business, financial condition and results of operations.

There may not be consumer demand for our tests.

We may fail to effectively predict the types of tests our target customers want. If we fail to accurately anticipate market demand, we will expend resources on activities that may never lead to tests for which there is a viable commercial market. In particular, consumers and health and wellness providers may be unwilling to pay for the information that our tests provide. Health and wellness providers, such as personal trainers, team trainers, dieticians and sports medicine physicians, may not be interested in using our products for a variety of reasons, including that it could require them to alter their practices or may put at risk their relationships with clients. A lack of market demand would hurt our revenue and prospects.

Our commercial success and financial results will depend in part on the acceptance among the medical community, third-party payors and our target customers of our biomarker tests and therapeutic-biomarker test pairings.

We are in the process of developing commercial biomarker tests and therapeutic-biomarker test pairings. Even if we receive clearance or approval for marketing our biomarker tests or therapeutic-biomarker test pairings, they may never gain significant acceptance by the medical community, third-party payors and our target customers. Our ability to achieve acceptance and eventual profitability for these products and services will depend on several factors, including:

•	our ability to convince the medical and wellness communities, including key opinion leaders in those communities, of the clinical utility of our biomarker tests and therapeutic-biomarker test pairings and their potential advantages over existing competitive products and services;
•	the relative convenience and ease of testing our biomarker tests over competing alternatives;
•	the willingness of physicians, healthcare and wellness professionals, and patients and other consumers to utilize our products;
•	the agreement by commercial third-party payors and government payors to reimburse our prescription biomarker tests, the scope and amount of which will affect patients’ willingness or ability to pay for our products and likely heavily influence physicians’ decisions to recommend our products;
•	the extent and success of our marketing and sales efforts, particularly with respect to our non-prescription tests;
•	whether we can price our non-prescription tests at a price that consumers will pay, taking into account the perceived benefits of the test;
•	the introduction of new technologies and competing products that may make our tests and products a less attractive solution for our target customers; and
•	general economic conditions.

We believe that in addition to obtaining regulatory clearance or approval (as determined by each test’s specific intended use), publication of scientific and medical results in peer-reviewed clinical journals and presentations at leading conferences are critical to the broad adoption of our biomarker tests and therapeutic-biomarker test pairings, as well as the growth of our partnerships with pharmaceutical and biotechnology companies. Publication in medical journals is subject to a peer-review process, and peer reviewers may not consider the results of studies involving our products and services sufficiently novel or worthy of publication.

The failure to be published in peer-reviewed journals could limit the acceptance of our products and services by thought leaders and the adoption of our products and services more broadly. Failure to achieve widespread market acceptance of our biomarker tests and therapeutic-biomarker test pairings would materially harm our business, financial condition and results of operations.

If we fail to gain, or if we lose, the support of thought leaders, it may be difficult to establish our biomarker tests as a standard of care, which may limit our revenue growth and ability to achieve profitability.

The support of influential thought leaders in the healthcare community is important to establishing or maintaining our biomarker platform as a standard of care for patients and other customers interested in health and wellness. If these thought leaders determine that our biomarker platform, biomarker tests or other products and services that we develop are not clinically effective or that alternative technologies are more effective, or if they elect to use internally developed products, we could encounter significant difficulty continuing to validate our platform and tests and driving adoption, which would limit our revenue growth and our ability to achieve profitability.

If we cannot compete successfully with the products and services of others, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

The markets for our products are characterized by rapidly changing technologies, evolving industry standards, emerging competition, and new product introductions. We face competition as existing companies develop new or improved products, and as companies enter the market with new technologies, such as microarrays, gene-sequencing technologies and other types of biomarkers. Projects in these areas have also received increased government funding, both in the United States and internationally. As more information regarding these approaches becomes available to the public, we anticipate that more products aimed at identifying targeted treatment options will be developed and that these products may compete with ours, or be available on the market before our tests are available.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, conducting testing and trials, obtaining regulatory approvals and marketing than we do. Smaller or early-stage companies may also prove to be significant competitors, including through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel.

In the drug development area, we face competition from existing approaches to drug development, as well as from long-standing industry practices. Drug development has been conducted for many years without our tests, and it may be difficult to change patterns and approaches that have been in place for many years. Drug developers may also use approaches such as metabolomics, genomic measures, genomic analysis tools, microarrays, state based methods of understanding biology, imaging technologies, model systems that correlate data sets and patterns or protein isolation methods and other techniques. In addition, drug development is expensive and we are competing for limited dollars with alternative uses of those funds. Companies engaged in drug development may choose the development paths that they have historically used, rather than spending their limited money on something that has not yet become standard practice.

Our principal competition in entering medical care markets comes from competing approaches to diagnoses. It may be difficult to change the methods or behavior of physicians to incorporate our biomarker testing in their practices, including because of the time and costs it may require to successfully market our tests to them. In many of the areas for which we intend to commercialize our biomarkers, there are already existing diagnostic measures that are in regular use by physicians, including molecular diagnostics, genomic diagnostics, pathologic diagnostics, radiologic diagnostics, hydrostatic body composition analysis, air displacement technology, or dual-energy X-ray absorptiometry.

Personalized or precision medicine is an evolving field, and we cannot predict the tests others will develop that may compete with or provide results superior to the results we are able to achieve with our tests.

We expect that pharmaceutical and biotechnology companies, among others, will increasingly focus attention and resources on personalized or precision medicine with the increase in potential and prevalence of targeted therapies linked to, or accompanied by, specific biomarker tests.

Because we intend to develop a clinical laboratory to conduct the tests that we are developing in contrast to offering our tests through other clinical laboratories, we will also compete with the tests offered by other clinical laboratories, many of which are significantly larger than ours, have well established relationships with physicians and are able to spend significantly more money on marketing the tests that they offer than we may be able to do.

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our tests. Our competitors also may obtain FDA or other regulatory approval for their tests more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

In the health and wellness space, where we intend to work with companies that offer non-medical products and services to consumers, we face many similar risks, including instances where we will be seeking to collaborate with these companies in ways that are new to their business. These companies may not be willing to expend their resources on efforts related to our tests, rather than on alternative marketing approaches with which they are more familiar.

Because in the health and wellness space our products are expected to be discretionary products, we, and the consumer companies with which we intend to collaborate, will also be competing with the other choices that end users have for their discretionary funds. We do not intend to market directly to consumers because it is expensive to do so. Our strategy of marketing through consumer companies and through health and wellness providers means that we will be dependent on the efforts of others. This strategy may not be successful in distinguishing our products from among the many choices that end users have for their discretionary funds.

The biomarker-based diagnostic and therapeutic industry is subject to rapidly changing technology that could make our biomarker platform, our biomarker tests and our therapeutic-biomarker test pairings obsolete.

Our industry is characterized by rapid technological changes, new product introductions and enhancements and evolving industry standards, all of which could make our platform, our biomarker tests, and other products we are developing obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological and scientific advances. In recent years, there have been advances in methods used to analyze very large amounts of biomarker-based information. We must continuously enhance our biomarker platform and develop new products to keep pace with evolving standards and technology. If we do not update our platform to reflect new scientific knowledge, information about new therapies, or relevant clinical trials, our platform could become obsolete and partnerships with pharmaceutical and biotechnology companies and sales of our biomarker tests, our therapeutic-biomarker test pairing products, and any of our new products could decline, which would have a material adverse effect on our business, financial condition, and results of operations.

If our biomarker products do not perform as expected, our operating results, reputation, and business will suffer.

Our success depends on the market’s confidence that we can provide reliable, high-quality biomarker products. There is no guarantee that the accuracy, reproducibility, and viability of biomarkers and tests we have demonstrated to date in our relationships with drug developers will continue as we release biomarker tests and therapeutic-biomarker test pairings and as our test volume increases. We believe that our customers are likely to be particularly sensitive to product defects and errors, including if our biomarker tests fail to detect biological alterations with high accuracy from clinical and non-prescription specimens or, particularly in the case of our planned therapeutic-biomarker test pairing products and services, if we inaccurately pair treatment options with test results. As a result, the failure of our products to perform as expected could significantly impair our operating results and our reputation. We may be subject to legal claims arising from any defects or errors.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

We anticipate growth in both the scale and scope of our business operations. This future growth could present challenges that are different than those associated with our existing business and could strain our organizational, administrative and operational infrastructure, including laboratory operations and other technical resources, and will require us to develop quality control, customer service and sales force management functions, as well as require us to identify, recruit and maintain individuals with skills and expertise that we do not currently have. In addition, our expected future growth will impose significant added responsibilities on our management. We may not be able to maintain the quality or expected turnaround times of our products and services, or to satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. Failure to manage our growth in an efficient manner may adversely affect our ability to profitably execute our business strategy.

The loss of any member of our senior management team or our inability to attract and retain highly skilled scientists, clinicians and salespeople could adversely affect our business.

Our success depends on the skills, experience and performance of key members of our senior management team, certain employees and consultants, and certain members of our board of directors and advisory board, but particularly David Fineman, our Chairman and Chief Executive Officer, and Marc Hellerstein M.D., Ph.D., our President and Chief Scientific Officer, and the inventor for most of the patents underlying our proprietary biomarker platform. The individual and collective efforts of these employees will be important as we continue to develop our biomarker platform and related products and services, and as we expand our commercial activities. The loss or incapacity of existing members of our executive management team or other key employees, consultants, and advisors could adversely affect our operations if we experience difficulties in hiring qualified successors. For example, Dr. Hellerstein is on leave from the University of California through July 2015, and he may return to his academic position then or at another time.

Our research and development programs and laboratory operations depend on our ability to attract and retain highly skilled scientists and technicians. We may not be able to attract or retain qualified scientists and technicians in the future due to the competition for qualified personnel among life science businesses, particularly in the San Francisco Bay Area of California. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. Certain of our scientific and business advisors are employed on a part-time or full-time basis, and some have consulting or other advisory arrangements with other entities that could interfere, conflict or compete with their obligations to us. We may have difficulties locating, recruiting or retaining qualified sales people. Recruiting and retention difficulties can limit our ability to support our research and development and sales programs. All of our employees are at-will, which means that either we or the employee may terminate their employment at any time.

If we are sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of our products could lead to the filing of product liability claims, including claims that our products failed to perform as designed or claimed or that our tests were not properly performed, resulting in incorrect information being provided to the customer. We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.

We intend to obtain product liability insurance. We may not be able to obtain this insurance or maintain professional liability insurance on acceptable terms, these policies may not fully protect us from the financial impact of defending against product liability or professional liability claims even if we obtain or maintain these policies on what we believe are acceptable terms, and policy limits may be insufficient to cover all potential claims or liabilities. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future.

Additionally, any product liability lawsuit could damage our reputation, or cause current clinical partners to terminate existing agreements and potential clinical partners to seek other partners, any of which could impact our results of operations.

Our employees, agents, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with applicable regulatory standards and requirements.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants, and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA, and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We currently have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and our code of conduct and the other precautions we take to detect and prevent improper activities may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

We may need to raise additional capital to fund our existing operations, develop our biomarker platform, commercialize our products and expand our operations.

If our available cash balances, net proceeds from this offering, and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, including because of lower demand for our products and services, increased or unexpected operating expenses or other risks described in this prospectus, we may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding, or seek other debt financing.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also could provide for rights, preferences, or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences, and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our platform technologies or products, or grant licenses on terms that are not favorable to us.

We anticipate continued reliance on third-party manufacturers to manufacture sufficient quantities of heavy water, or other stable isotopically enriched molecules, for the development of our products.

Our business operations, particularly our biomarker tests are dependent on the supply by third-party manufacturers of high quality heavy water or other stable isotopically enriched molecules. Heavy water is the stable isotopically enriched molecule that we principally use in our business. We do not have the ability to manufacturer the heavy water that is required as part of the manufacturing process of our product. We rely on third-party manufacturers to produce the heavy water required for our products.

We have not secured commercial supply agreements with any heavy water manufacturers and can give no assurance that we will enter commercial supply agreements with any heavy water manufacturers on favorable terms or at all. If the supply becomes limited or the price of heavy water increases, our ability to produce biomarker tests and conduct our operations could be significantly delayed and may result in significant additional costs.

Our existing manufacturers and any future manufacturers may encounter delays and problems in manufacturing heavy water for a variety of reasons, including accidents during operation, failure of equipment, delays in receiving materials, natural or other disasters, political or governmental changes, or other factors inherent in operating complex manufacturing facilities. If interruptions in this supply occur for any reason, including a decision by the third parties to discontinue manufacturing, technical difficulties, labor disputes, natural or other disasters, or a failure of the third parties to follow regulations, we may be unable to replace a third-party manufacturer in a timely manner and the production of our products would be interrupted, resulting in delays and additional costs.

We rely on mass spectrometers in our business that are produced by third parties.

We rely on third-party suppliers to provide mass spectrometers. There are only a limited number of companies that produce mass spectrometers. And, if our existing mass spectrometers are no longer usable or we need additional mass spectrometers because of growth, we may have difficulty in obtaining replacement equipment that has the required analytic performance, precision, reliability and throughput potential that we rely on for our biomarker tests. As a result, we could incur increased production costs, delays in testing, suffer damage to our reputation and experience an adverse effect on our business and financial results.

We plan to use potential future operating losses and our federal and state net operating loss, or NOL, carryforwards to offset taxable income from revenue generated from operations or corporate collaborations. However, our ability to use NOL carryforwards could be limited as a result of issuances of equity securities.

We plan to use our current year operating losses to offset taxable income from any revenue generated from operations or corporate collaborations. To the extent that our taxable income exceeds any current year operating losses, we plan to use our NOL carryforwards to offset income that would otherwise be taxable. However, under the Tax Reform Act of 1986, the amount of benefits from our NOL carryforwards may be impaired or limited if we incur a cumulative ownership change of more than 50%, as interpreted by the U.S. Internal Revenue Service, over a three-year period. As a result, our use of federal NOL carryforwards could be limited by the provisions of Section 382 of the U.S. Internal Revenue Code of 1986, as amended, depending upon the timing and amount of equity securities that we have previously issued or will issue in the future. State NOL carryforwards may be similarly limited. To date we have not quantified the potential impact of these limitations. Any such disallowances may result in greater tax liabilities than we would incur in the absence of such a limitation and any increased liabilities could adversely affect our business, results of operations, financial condition and cash flow.

We depend on our information technology systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems for significant elements of our operations, including our laboratory operations and our atlas of kinetic biomarkers, which we believe is one of our key strengths and competitive advantages. As our business grows, we will need to implement software systems that affect a broad range of business processes and functional areas, including for example, systems handling human resources, financial controls and reporting, contract management, regulatory compliance, and other infrastructure operations. These information technology and telecommunications systems support, or in the future will support, a variety of functions, including laboratory operations, test validation, sample tracking, quality control, customer service support, billing and reimbursement, research and development activities, scientific and medical curation, and general administrative activities. In addition, we expect that our third-party billing and collections provider will depend upon technology and telecommunications systems provided by outside vendors. Any failure or interruption of these systems could have a material adverse effect on our business.

If we fail to comply with applicable healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

As a CLIA laboratory performing biomarker tests, we may assist in or bill directly to Medicare, Medicaid or other third-party payors. Certain federal and state healthcare laws and regulations pertaining to fraud, abuse and patients’ rights, therefore, are and will be applicable to our business. We are subject to healthcare fraud, abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include, but are not limited to:

•	the federal healthcare program Anti-Kickback Law, which prohibits, among other things, persons from soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;
•	federal false claims laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;
•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and
•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Some state laws also require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion of our drugs, if approved, from government healthcare programs, like Medicare and Medicaid, and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusion, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Federal health care reform legislation enacted in 2010 could adversely affect our healthcare industry customers and clients, causing them to reduce expenditures, including expenditures for our services.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (which we refer to as the Affordable Care Act), was signed into law in March 2010. The Affordable Care Act makes extensive changes to the system of healthcare insurance and benefits in the United States. In general, the Affordable Care Act seeks to reduce healthcare costs and decrease the number of uninsured legal U.S. residents by, among other things, requiring individuals to carry, and certain employers to offer, health insurance or be subject to penalties. The Affordable Care Act also imposes new regulations on health insurers, including guaranteed coverage requirements, prohibitions on certain annual and all lifetime limits on amounts paid on behalf of or to plan members, increased restrictions on rescinding coverage, establishment of minimum medical loss ratio requirements, a requirement to cover certain preventive services on a first dollar basis, the establishment of state insurance marketplaces and essential benefit packages, and greater limitations on how health insurers price certain of their products. The Affordable Care Act also contains provisions that will affect the revenues and profits of pharmaceutical and medical device companies, including new taxes on certain sales of their products.

We are unable to predict what the indirect impacts of the Affordable Care Act will be on our business through its effects on consumers and various healthcare industry participants, including pharmaceutical and medical device companies. Consumers and healthcare industry participants may respond to the Affordable Care Act or to uncertainties created by the Affordable Care Act by reducing their expenditures or postponing expenditure decisions, including expenditures for our products and services, which could have a material adverse effect on our business.

If we use hazardous materials in a manner that causes injury, we could be liable for damages.

Our activities currently require that we store, handle, use, and dispose of hazardous chemicals and biohazardous materials. We incur costs to manage these materials and cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling, or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject on an ongoing basis to federal, state, and local laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations may become significant and could negatively affect our operating results.

Risks Relating to Our Intellectual Property

None of our current biomarker tests have, or will have, composition of matter patent protection.

Although we generally seek the broadest patent protection available, because of the nature of our inventions, our current patent protection relies on method-of-use patent coverage. Method-of-use patent applications protect only for a specified method. Method-of-use patents are more difficult to enforce than composition-of-matter patents for drug candidates because it is more difficult to ascertain and prove infringement, which may occur out of the public eye in corporate research facilities, as compared to proving infringement of a composition-of-matter patent claim. Method-of-use patents may also be more difficult to enforce because a single party must practice the entire method claim for direct infringement. In other words, if one party does not practice one step of the claimed method or designs around one claim element, they will escape infringement.

If we are unable to protect our intellectual property rights, we may not be able to compete effectively in our markets.

Our success depends in significant part on our and our licensors’ and collaborators’ ability to establish, maintain and protect patents and other intellectual property rights and operate without infringing the intellectual property rights of others. We have filed numerous patent applications both in the United States and in foreign jurisdictions to obtain patent rights to inventions that we have discovered. In addition, we have licensed patents and patent applications from third parties, including the Regents of the University of California, which we refer to as the University of California. Patent licenses vary in the degree to which they grant licensees the right to prepare, file and prosecute the licensed patent applications and maintain and enforce the licensed patents, and our license agreements may not give us such rights or may only give us certain of such rights, so we are reliant on our licensors, licensees and collaborators to take the steps necessary to protect the patent rights related to the license. For example, in our license with the University of California, the University retains the right to prepare, file and prosecute the licensed patent applications and maintain the licensed patents. That license agreement does permit us to comment on the University’s filings, and it does require the University to use all reasonable efforts to prepare and amend applications that include claims we reasonably request to protect our products or methods. But the license agreement does not give us the right to direct the filing and prosecution according to our discretion. Moreover, we have the right to enforce the licensed patents solely in the event that the University fails to do so within a certain time period. Accordingly, while we are responsible for the costs of patent prosecution, we must generally rely on the University of California to take the steps necessary to protect the patent rights licensed from them.

The patent prosecution process is expensive and time-consuming, and we and our current or future licensors, licensees or collaborators may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors, licensees or collaborators will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. If we, or our current or future licensors, licensees or collaborators, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. Moreover, where we are reliant on our licensors, licensees or collaborators to prosecute, maintain and/or enforce patent applications, there is no guarantee that these patents and applications will be prosecuted, maintained and enforced in a manner consistent with the best interests of our business. If our licensors, licensees or collaborators are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’, licensees’ or collaborators’ patent rights are highly uncertain. Our and our licensors’, licensees’ or collaborators’ pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. The patent examination process may require us or our licensors, licensees or collaborators to narrow the scope of the claims of our or our licensors’, licensees’ or collaborators’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. Our and our licensors’, licensees’ or collaborators’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until patent issues from such applications, and then only to the extent the issued claims cover the technology.

We may not be able to protect our intellectual property rights outside the United States.

Filing, prosecuting, enforcing and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights outside the United States are less extensive than those in the United States. We have approximately one issued and five pending international patents that we hold directly, as well as 69 issued and five pending international patents exclusively licensed by us from the Regents of the University of California. Because we have not filed patent applications for all of our technologies in all foreign jurisdictions, we may not have patent protection for one or more of our technologies in one or more relevant jurisdictions.

In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we and our licensors or collaborators may not be able to prevent third parties from practicing our and our licensors’ or collaborators’ inventions in all countries outside the United States, or from selling or importing products made using our and our licensors’ or collaborators’ inventions in and into the United States or other jurisdictions. Competitors may use our and our licensors’ or collaborators’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we and our licensors or collaborators have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates and our and our licensors’ or collaborators’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, competitors may conduct our tests in countries where we did not apply for patents or where our patents have not issued and may compete with us in those countries, including encouraging the use of their tests by physicians or patients in other countries.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us and our licensors or collaborators to stop the infringement of our and our licensors’ or collaborators’ patents or marketing of competing products in violation of our and our licensors’ or collaborators’ proprietary rights generally. Proceedings to enforce our and our licensors’ or collaborators’ patent rights in foreign jurisdictions could result in substantial costs and divert our and our licensors’ or collaborators’ efforts and attention from other aspects of our business, could put our and our licensors’ or collaborators’ patents at risk of being invalidated or interpreted narrowly and our and our licensors’ or collaborators’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors or collaborators. We or our licensors or collaborators may not prevail in any lawsuits that we or our licensors or collaborators initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

The requirements for patentability may differ in certain countries, particularly developing countries. Accordingly, our and our licensors’ or collaborators’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Changes in patent law may have diminished and could in the future diminish the value of patents in general, thereby impairing our ability to protect our technology and product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming, and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. The medical diagnostics and technology area has been particularly challenged by recent case law, which has imposed higher standards for patentable subject matter and patentability, thereby narrowing the scope of patent protection available in certain circumstances and weakening the rights of patent owners in certain situations. The full impact of these decisions is not yet known, and we cannot assure you that our efforts to seek and enforce patent protection for our technology and product candidates will not be negatively impacted by the decisions described above, rulings in other cases or changes in guidance or procedures issued by the USPTO or the courts.

In addition to increasing uncertainty with regard to our and our licensors’ or collaborators’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of our existing issued patents. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors’ or collaborators’ ability to obtain new patents or to enforce existing patents and patents we and our licensors or collaborators may obtain in the future.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents, all of which could have a material adverse effect on our business and financial condition.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors or collaborators fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of our business.

Third parties may infringe our or our licensors’ or collaborators’ patents or misappropriate or otherwise violate our or our licensors’ or collaborators’ intellectual property rights. In the future, we or our licensors or collaborators may initiate legal proceedings to enforce or defend our or our licensors’ or collaborators’ intellectual property rights, to protect our or our licensors’ or collaborators’ trade secrets or to determine the validity or scope of intellectual property rights we own or control. Also, third parties may initiate post-grant litigation or other legal proceedings against us or our licensors or collaborators, before the USPTO or other patent offices or the courts, to challenge the validity or scope of intellectual property rights we own or control. The proceedings can be expensive and time-consuming and many of our or our licensors’ or collaborators’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaborators can. These proceedings could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our or our licensors’ or collaborators’ patents do not cover the technology in question. An adverse result in any proceeding could put one or more of our or our licensors’ or collaborators’ patents at risk of being invalidated, held unenforceable or interpreted narrowly. Accordingly, despite our or our licensors’ or collaborators’ efforts, we or our licensors or collaborators may not be able to prevent third parties from infringing upon or misappropriating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United States.

Third-party preissuance submission of prior art to the USPTO, or opposition, derivation, reexamination, inter partes review or interference proceedings, or other preissuance or post-grant proceedings in the United States or other jurisdictions may be provoked by third parties or brought by us or our licensors or collaborators to determine the priority of inventions with respect to our or our licensors’ or collaborators’ patents or patent applications. An unfavorable outcome could require us or our licensors or collaborators to cease using the related technology and commercializing our product candidates, or to attempt to license rights to such technology from the prevailing party. Our business could be harmed if the prevailing party does not offer us or our licensors or collaborators a license on commercially reasonable terms or at all. Even if we or our licensors or collaborators obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors or collaborators. In addition, if the breadth or strength of protection provided by our or our licensors’ or collaborators’ patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Even if we successfully defend such litigation or proceeding, we may incur substantial costs and it may distract our management and other employees. We could also be enjoined or found liable for monetary damages if we are found to have infringed a patent, including treble damages and attorneys’ fees if we are found to have willfully infringed, and we may be required by our agreements to indemnify our licensors and collaborators for substantial damages and costs.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock.

If we breach the license agreements related to our platform technology, we could lose the ability to continue the development and commercialization of our products and services.

A significant portion of our core technology is licensed from the University of California, and we are party to other technology licenses that are relevant to our existing products and services as well as products and services in development. We also expect to enter into additional licenses in the future. If we fail to comply with the obligations under these agreements, including payment and diligence terms, our licensors may have the right to terminate these agreements, in which event we may not be able to develop, manufacture, market or sell any product or service that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially adversely affect the value of the product or service being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all, or cause us to lose our rights under these agreements, including our rights to intellectual property or technology important to our existing or future products or services.

Third parties may initiate legal proceedings against us alleging that we infringe their intellectual property rights or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Third parties may initiate legal proceedings against us or our licensors or collaborators alleging that we or our licensors or collaborators infringe their intellectual property rights. We may face patent infringement claims from competitors, or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect. We have not conducted any significant review of third party patents to ascertain whether third party patents exist that may be infringed by the commercialization or use of our technology or product candidates. We or our licensors or collaborators may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in post-grant proceedings, such as oppositions, interferences, reexaminations, inter partes reviews or derivation proceedings before the United States or other jurisdictions. These proceedings can be expensive and time-consuming and many of our or our licensors’ or collaborators’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaborators can.

An unfavorable outcome could require us or our licensors or collaborators to cease using the related technology or developing or commercializing our product candidates, or to attempt to license rights to such technology from the prevailing party. Our business could be harmed if the prevailing party does not offer us or our licensors or collaborators a license on commercially reasonable terms or at all. Even if we or our licensors or collaborators obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors or collaborators. In addition, we could be enjoined or found liable for monetary damages if we are found to have infringed a patent, including treble damages and attorneys’ fees, if we are found to have willfully infringed. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations and indemnify our licensors and collaborators for substantial damages and costs, which could materially harm our business.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims, which could result in substantial costs and be a distraction to management.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we successfully prosecute or defend against such claims, litigation could result in substantial costs and distract management.

Our inability to protect our confidential information and trade secrets would harm our business and competitive position.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts both within and outside the United States may be less willing or unwilling to protect trade secrets. If a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

The U.S. government may have “march-in rights” to certain of our intellectual property.

Because federal grant monies were used in support of the research and development activities that resulted in the U.S. patents that we have licensed from the University of California, the federal government retains what are referred to as “march-in rights” to these patents.

In particular, the National Institutes of Health, or NIH, which administered grant monies to the University of California, technically retains the right to require the University of California and us, under certain specific circumstances, to grant the U.S. government either a nonexclusive, partially exclusive or exclusive license to the patented invention in any field of use, upon terms that are reasonable under the circumstances of a particular situation. Circumstances that trigger march-in rights include, for example, failure to take, within a reasonable time, effective steps to achieve practical application of the invention in a field of use, failure to satisfy the health and safety needs of the public and failure to meet requirements of public use specified by federal regulations. The NIH can elect to exercise these march-in rights on its own initiative or at the request of a third party.

Risks Relating to Regulation of our Business

The regulatory clearance or approval process for our biomarker tests is expensive, time consuming and uncertain, and the failure to obtain and maintain required clearances or approvals could prevent us from commercializing our future products.

We intend to seek FDA clearance for the biomarker tests for the assessment of individuals in nonprescription and prescription settings. We believe that these tests are likely to be eligible for FDA clearance through the 510(k) process. If the FDA were to conclude that any of the biomarker tests did not qualify for review through the 510(k) application pathway, but that the biomarker test presents low to moderate risks to users and patients, we can pursue their approval through the Direct De Novo process. However, depending on the specific biomarkers and the proposed intended uses, FDA could seek to regulate some or all of the biomarker tests through the Premarket Approval Application, or PMA, which is usually more costly, lengthy and uncertain than the 510(k) clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use.

The time required to obtain clearance or approval from the FDA and comparable foreign regulatory authorities for biomarker tests is unpredictable and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, medical device clearance and approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a biomarker test’s analytical and clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any biomarker test, either alone or for use with a paired therapeutic agent. It is possible that none of our existing biomarker tests or any biomarker test candidates we may develop, license or acquire and seek to develop in the future will ever obtain regulatory clearance or approval.

Our biomarker tests could fail to receive regulatory clearance or approval from the FDA or a comparable foreign regulatory authority for many reasons, including:

•	disagreement with the design or implementation of our analytical (preclinical) testing or clinical trials;
•	failure to demonstrate that a specific biomarker test is substantially equivalent to a legally marketed predicate device;
•	failure to demonstrate that a biomarker test for which PMA approval is required is safe and effective for its proposed indication;
•	failure of clinical trials to meet the level of statistical significance required for clearance or approval;
•	failure to demonstrate that a biomarker test’s clinical and other benefits outweigh its safety risks;
•	disagreement with our interpretation of data from preclinical studies or clinical trials;
•	the insufficiency of data collected from clinical trials of our biomarker tests to support the submission and filing of a 510(k) application or other submission or to obtain regulatory clearance or approval;
•	disapproval of the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; or
•	changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

The FDA or a comparable foreign regulatory authority may require more information, including additional preclinical or clinical data to the premarket submission, which may delay or prevent clearance or approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

For our biomarker tests that are subject to FDA’s premarket review, if we fail to maintain regulatory approvals or clearances, or are unable to obtain, or experience significant delays in obtaining, FDA or comparable foreign clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market these products could suffer.

In January 2011, the FDA announced 25 action items designed to make the regulatory 510(k) clearance process more rigorous and transparent. Some of these proposals, if enacted, could impose additional regulatory requirements upon us which could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. Delays in receipt of, or failure to obtain, clearances or approvals for future products, including tests that are currently in design or development, would result in delayed, or no, realization of revenues from such products and in substantial additional costs, which could decrease our profitability. We do not have any experience in filing FDA applications for 510(k) clearance and pre-market approval. In addition, we are required to continue to comply with applicable FDA and other regulatory requirements once we have obtained clearance or approval for a product. There can be no assurance that we will obtain or maintain any required clearance or approval on a timely basis, or at all. Any failure to obtain or any material delay in obtaining FDA clearance or any failure to maintain compliance with FDA regulatory requirements could harm our business, financial condition and results of operations.

Our failure to comply with U.S. federal, state and foreign governmental regulations could lead to the issuance of warning letters or untitled letters, the imposition of injunctions, suspensions or loss of regulatory clearance, product recalls, termination of distribution, product seizures, or civil penalties. In the most extreme cases, criminal sanctions or closure of our facilities are possible.

We and our suppliers and customers are subject to various governmental regulations, and we may incur significant expenses to comply with, and experience delays in our product commercialization as a result of, these regulations.

Our manufacturing processes and facilities, are required to comply with the federal Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our biomarker tests (as they are likely to be regulated by FDA as medical devices whether they are used as stand-alone products or paired with the therapeutic agent candidates for our limited, proposed uses). The FDA enforces the QSR through periodic announced and/or unannounced inspections of manufacturing facilities. We and our contract manufacturers have been, and anticipate in the future being, subject to such inspections, as well as to inspections by other federal and state regulatory agencies.

We must also file reports of device corrections and removals and adhere to the FDA’s rules on labeling and promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Failure to comply with applicable FDA requirements, or later discovery of previously unknown problems with our products or manufacturing processes, including our failure or the failure of one of our contract manufacturers to take satisfactory corrective action in response to an adverse QSR inspection, can result in, among other things:

•	administrative or judicially imposed sanctions;
•	injunctions or the imposition of civil penalties;
•	recall or seizure of our products;
•	total or partial suspension of production or distribution;
•	the FDA’s refusal to grant pending future clearance or pre-market approval for our products;
•	withdrawal or suspension of marketing clearances or approvals;
•	clinical holds;
•	warning letters;
•	refusal to permit the import or export of our products; and
•	criminal prosecution.

Any of these actions, in combination or alone, could prevent us from marketing, distributing or selling our products and would likely harm our business.

In addition, a product defect or regulatory violation could lead to a government-mandated or voluntary recall by us. We believe that the FDA would request that we initiate a voluntary recall if a product was defective or presented a risk of injury or gross deception. Regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, could cause the price of our shares of common stock to decline and expose us to product liability or other claims, including contractual claims from parties to whom we sold products and harm our reputation with customers.

The use of our diagnostic products by our customers is also affected by CLIA and related federal and state regulations that provide for regulation of laboratory testing. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality assurance and quality control and inspections. Current or future CLIA requirements or the promulgation of additional regulations affecting laboratory testing may prevent some laboratories from using some or all of our diagnostic products.

Legislative or regulatory healthcare reforms may have a material adverse effect on our business and results of operations.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. For example, in the future, the FDA may require more burdensome premarket approval of our system or biomarker tests rather than the 510(k) clearance process we anticipate primarily using in the future. In addition, FDA recently initiated a review of the pre-market clearance process in response to internal and external concerns regarding the 510(k) program. In January 2011, the FDA announced 25 action items designed to make the process more rigorous and transparent. Some of these proposals, if enacted, could impose additional regulatory requirements upon us, which could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. Delays in receipt of or failure to receive regulatory clearances or approvals for our new products would harm our business, financial condition and results of operations.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of products for unapproved or “off-label” uses or for pairing our biomarker tests with approved drugs for non-approved uses or mis-branding.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations. If FDA determines that our promotional materials or training methods constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired.

The regulatory clearance or approval process for our therapeutic agents is expensive, time consuming and uncertain, and the failure to obtain and maintain required clearances or approvals could prevent us from commercializing these agents.

We intend to pair therapeutic agents with our biomarker tests by pairing tests with selected drug candidates licensed by us that we would intend to advance through Phase 2 human proof-of-concept trials and by pairing drug candidates that have encountered problems or are currently stalled in the development process with our biomarker tests. The time required to obtain approval by the FDA and comparable foreign regulatory authorities for therapeutic agent candidates is unpredictable, but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate, either alone or for use with a companion biomarker test, for the new proposed uses that we are seeking to evaluate. It is possible that none of our existing product candidates or any product candidates we may develop, license or acquire and seek to develop in the future will ever obtain regulatory approval. Our product candidates could fail to receive regulatory approval from the FDA or a comparable foreign regulatory authority for many reasons, including:

•	disagreement with the design or implementation of our clinical trials;
•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

•	failure of clinical trials to meet the level of statistical significance required for approval;
•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•	disagreement with our interpretation of data from preclinical studies or clinical trials;
•	the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a biologics license application or other submission or to obtain regulatory approval;
•	disapproval of the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; or
•	changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

The FDA or a comparable foreign regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

Our therapeutic agent candidates may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any marketing approval.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authority. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, we could suspend or terminate our trials or the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	we may suspend marketing of such product;
•	regulatory authorities may withdraw approvals of such product;
•	regulatory authorities may require additional warnings on the label;
•	the FDA may require the establishment or modification of Risk Evaluation Mitigation Strategies, or REMS, or a comparable foreign regulatory authority may require the establishment or modification of a similar strategy, that may, for instance, restrict distribution of our products and impose burdensome implementation requirements on us;
•	regulatory authorities may require that we conduct post-marketing studies;
•	we could be sued and held liable for harm caused to subjects or patients; and
•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate or otherwise materially harm the commercial prospects for the product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Risks Related to this Offering and Ownership of Our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering, no market for shares of our common stock existed and an active trading market for our shares may never develop or be sustained following this offering. We will determine the initial public offering price for our common stock through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

The market price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the success of competitive products or technologies;
•	regulatory actions with respect to our biomarker tests or other products;
•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;
•	regulatory or legal developments in the United States and other countries;
•	developments or disputes concerning patent applications, issued patents or other proprietary rights;
•	the recruitment or departure of key personnel;
•	the level of expenses related to any of our development programs;
•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
•	announcement or expectation of additional financing efforts;
•	sales of our common stock by us, our insiders or our other stockholders;
•	changes in the structure of healthcare payment systems;
•	market conditions in the pharmaceutical and biotechnology sectors; and
•	general economic, industry and market conditions.

In addition, the stock market in general, and the NASDAQ Stock Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and material adverse impact on the market price of our common stock.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity analysts downgrade our common stock or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile, and in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our management owns a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers and directors and their respective affiliates beneficially owned approximately 21.6% of our voting stock and, upon completion of this offering, that same group will hold approximately 14.9% of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option, no exercise of outstanding options and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the completion of this offering. After this offering, this group of stockholders will have the ability to exert significant influence over us through this ownership position. These stockholders may be able to exert significant influence over all matters requiring stockholder approval, including with respect to elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors and adversely affect the market price of our common stock.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements applicable to public companies that are not “emerging growth companies” including:

•	the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;
•	the “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of our chief executive officer;
•	the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and instead provide a reduced level of disclosure concerning executive compensation; and
•	any rules that the Public Company Accounting Oversight Board may adopt requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest of: (i) the first fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year. Although we are still evaluating the JOBS Act, we currently intend to take advantage of some, but not all, of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company.” For example, we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an “emerging growth company,” which may increase the risk that material weaknesses or significant deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an “emerging growth company,” we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the Securities and Exchange Commission, or SEC, which may make it more difficult for investors and securities analysts to evaluate our company. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and the NASDAQ Stock Market. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding approximately 16,251,502 shares of common stock based on the assumptions set forth in “Summary — The Offering” above. This includes the shares that we sell in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. The remaining shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, but will be able to be sold after this offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of 8,917,010 shares of our common stock issuable upon conversion of our convertible preferred stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would benefit our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, or remove our current management. These provisions include:

•	creating a classified board of directors whose members serve staggered three-year terms;
•	authorizing the issuance of “blank check” preferred stock, the terms of which we may establish and shares of which we may issue without stockholder approval;
•	prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;
•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;
•	eliminating the ability of stockholders to call a special meeting of stockholders; and
•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change of control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We have not paid dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends” or “continue,” or the negative of these terms or other comparable terminology.

Forward-looking statements include, but are not limited to, statements about:

•	our estimates regarding our expenses, future revenues, anticipated capital requirements and our needs for additional financing;
•	statements with respect to our ability to develop biomarker tests;
•	our ability to pair therapeutics with our biomarker tests;
•	our ability to maintain and establish collaborations;
•	the implementation of our business model and strategic plans for our business and technology;
•	the scope of protection we establish and maintain for intellectual property rights covering our technology;
•	the timing or likelihood of regulatory filings and approvals;
•	developments relating to our competitors and our industry; and
•	our expectations regarding licensing, acquisitions and strategic operations.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, after the date of this prospectus, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions we use are appropriate, neither such research nor these definitions have been verified by any independent source.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $26.3 million, based on an assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds will be approximately $30.6 million based on an assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and to facilitate our future access to the public capital markets. We currently expect to use the net proceeds from this offering, together with existing cash and cash equivalents, for the following purposes:

•	approximately $15 million to support 510(k) applications for our diagnostic, prognostic and monitoring biomarker tests, or biomarker tests, for the first three disease states for which we intend to seek FDA clearance – muscle biology, liver fibrosis and chronic lymphocytic leukemia – and for either follow-on clinical trials related to initial commercialization activities or pre-approval clinical trials, if required by the FDA. The 510(k) applications will be submitted to the FDA in order to request permission for commercial distribution of the biomarker tests. We estimate that the clinical trial and related 510(k) application cost expenditures will occur over a two to three year period from the closing of this offering;
•	approximately $6 million to fund the start-up and initial development of a CLIA-certified laboratory, which is estimated to occur over the development period of the above 510(k) applications and their supporting trials;
•	approximately $5 million to fund costs associated with a Phase 1/2 trial for noscapine and a Phase 1 trial for the 5A peptide (not including grant funding from the NIH for IND-enabling toxicity studies and synthesis of compound work for our 5A peptide), with each trial estimated to enroll approximately 20 to 30 patients; and
•	the remainder for working capital and general corporate purposes, including continued development of our biomarker platform technology.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures depend on numerous factors, including our assumptions that the FDA will allow our biomarker tests to use the 510(k) clearance process as opposed to requiring pre-market approvals, the ability to use pre-existing toxicity data for the clinical development of noscapine, that we will be able to market to consumers in the wellness market through health and wellness providers and relationships with consumer companies as opposed to marketing directly to consumers, the progress of development efforts and any unforeseen cash needs, including factors discussed in “Risk Factors” discussed elsewhere in this prospectus. As a result, our management will have broad discretion in applying the net proceeds from this offering. Although we may use a portion of the net proceeds from this offering for the acquisition or licensing, as the case may be, of product candidates, technologies, compounds, other assets or complementary businesses, we have no current understandings, agreements or commitments to do so. Pending these uses, we intend to invest the net proceeds from this offering in interest-bearing, investment-grade securities.

Although it is difficult to predict future liquidity requirements, based on the midpoint of the price range set forth on the cover page of this prospectus we believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our operations for at least the next 24 months.

Each $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $4.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a concurrent $1.00 increase in the assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase the net proceeds to us from this offering by approximately $11.5 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us together with a concurrent $1.00 decrease in the assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease the net proceeds to us from this offering by approximately $9.7 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business and do not intend to declare or pay any cash dividends in the foreseeable future. As a result, you will likely need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014, on:

•	an actual basis;
•	a pro forma basis giving effect to (a) the automatic conversion of all of our outstanding shares of our convertible preferred stock as of March 31, 2014 into an aggregate of 8,917,010 shares of common stock immediately prior to the closing of this offering, and (b) the exercise of warrants to purchase 791,457 shares of common stock with a weighted average exercise price of $2.51 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised and the exercise price of the warrants is below the low end of the price range set forth on the cover page of this prospectus. These warrants have a cashless exercise feature and for purposes of pro forma disclosure, we have assumed that none of the warrants will be exercised under the cashless exercise feature.
•	a pro forma as adjusted basis giving additional effect to the sale of 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of the shares in this offering had occurred on March 31, 2014.

The information in this table is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the financial statements and the notes thereto included elsewhere in this prospectus.

	MARCH 31, 2014
(in thousands, except share amounts)	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
Cash and cash equivalents	$7,318	$9,303	$35,583
Convertible preferred stock, par value $0.001: 265,000,000 shares authorized, 8,386,203 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	23,000	—	—
Stockholders’ equity (deficit):
Common stock, par value $0.001: 1,000,000,000 shares authorized, 2,043,035 shares issued and outstanding, actual; 100,000,000 shares authorized, 11,751,502 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 16,251,502 shares issued and outstanding, pro forma as adjusted	2	12	16
Preferred stock, par value $0.001: No shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	40,925	65,900	92,176
Accumulated deficit	(58,425)	(58,425)	(58,425)
Total stockholders’ equity/(deficit)	(17,498)	7,487	33,767
Total capitalization	$5,502	$7,487	$33,767

The number of shares of our common stock outstanding immediately following this offering set forth above excludes:

•	1,469,757 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, under our 2010 Equity Incentive Plan, or 2010 Plan, and our 2001 Stock Option Plan, or 2001 Plan, at a weighted-average exercise price of $3.00 per share;
•	92,322 shares of our common stock issuable upon the exercise of a warrant issued in May 2013 in connection with a placement agent agreement at an exercise price of $4.50 per share, which is expected to remain outstanding upon the completion of this offering;
•	276,934 shares of our common stock issuable upon the exercise of the 2012-2013 bridge warrants at an exercise price of $4.50 per share, which are expected to remain outstanding upon completion of this offering;
•	111,125 shares of our common stock issuable upon the exercise of a warrant issued in December 2013 in connection with a placement agent agreement at an exercise price of $4.50 per share, which is expected to remain outstanding upon the completion of this offering; and
•	135,000 shares of our common stock issuable upon the exercise of a warrant to be issued to the representative in connection with this offering, at an exercise price per share equal to 125% of the initial public offering price.
•	1,697,508 shares of our common stock (which includes 30,842 shares available for issuance under our 2010 Plan as of March 31, 2014 and 222,333 shares of our common stock issuable upon the exercise of stock options that will be granted at the time of the pricing of this offering with an exercise price that is equal to the initial public offering price) reserved for issuance under our 2014 Omnibus Incentive Plan, or 2014 Plan, which will become effective immediately prior to the completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2014 Plan. Commencing on January 1, 2015 and continuing until the expiration of the plan, the number of shares of common stock available for issuance under the 2014 Plan shall automatically increase in an amount equal to 4% of the total number of shares of outstanding common stock on December 31st of the preceding calendar year.

Based on the terms of the Series CC convertible preferred stock outstanding at March 31, 2014, we expect to record a charge of approximately $2.4 million at the completion of this offering for a beneficial conversion feature of the Series CC convertible preferred stock as a result of a 20% increase in the number of shares of common stock into which the Series CC convertible preferred stock is convertible in connection with this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $4.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $6.4 million, assuming that the assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share of our common stock is determined at any date by subtracting our total liabilities and convertible preferred stock from the amount of our total tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

Our historical net tangible book value (deficit) as of March 31, 2014, was approximately $(17.5) million, or $(8.57) per share, based on 2,043,035 shares of common stock outstanding as of March 31, 2014. The pro forma net tangible book value as of March 31, 2014, was approximately $7.5 million, or approximately $0.64 per share. The pro forma net tangible book value per share gives effect to:

(1)	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 8,917,010 shares of our common stock immediately prior to the closing of this offering; and
(2)	the issuance of 791,457 shares of our common stock upon the exercise of warrants with a weighted average exercise price of $2.51 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised and the exercise price of the warrants is below the low point of the price range set forth on the cover page of this prospectus. These warrants have a cashless exercise feature and for purposes of pro forma disclosure, we have assumed that none of the warrants will be exercised under the cashless exercise feature.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to our receipt of approximately $26.3 million of estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, from our sale of common stock in this offering at an assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of March 31, 2014, would have been $33.8 million, or $2.08 per share. This amount represents an immediate increase in net tangible book value of $1.44 per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $4.92 per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$7.00
Historical net tangible book value (deficit) per share as of March 31, 2014	$(8.57)
Pro forma increase in net tangible book value (deficit) per share attributable to pro forma transactions and other adjustments described above	9.21
Pro forma net tangible book value per share before this offering	0.64
Pro forma increase in net tangible book value per share attributable to new investors	1.44
Pro forma as adjusted net tangible book value per share after this offering		2.08
Dilution per share to new investors purchasing common stock in this offering		$4.92

Each $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value (deficit) by $4.1 million or by $0.25 per share and the dilution to new investors in this offering by $0.25 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value (deficit) as of March 31, 2014, by approximately $6.4 million or by $0.37 per share and the dilution per share to new investors purchasing common stock in this offering by $0.25 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value (deficit) as of March 31, 2014, by approximately $6.4 million or by $0.42 per share and the dilution per share to new investors purchasing common stock in this offering by $0.29 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriter exercises its over-allotment option in full, the pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering would be $2.25 per share, which amount represents an immediate increase in pro forma net tangible book value (deficit) of $1.61 per share of our common stock to existing stockholders and an immediate dilution in net tangible book value (deficit) of $4.75 per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table summarizes, as of March 31, 2014, after giving effect to the pro forma adjustments noted above, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

	SHARES PURCHASED		TOTAL CASH CONSIDERATION		AVERAGE PRICE PER SHARE
(in thousands, except share and per share amounts)	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders	11,751,502	72%	$64,542	67%	$5.49
New investors	4,500,000	28%	31,500	33%	7.00
Total	16,251,502	100%	$96,042	100%	$5.91

The number of shares of our common stock outstanding immediately following this offering is based on 2,043,035 shares of our common stock outstanding as of March 31, 2014, and giving effect to the pro forma transactions described above. This number excludes:

•	1,469,757 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, under our 2010 Plan and our 2001 Plan, at a weighted-average exercise price of $3.00 per share;
•	92,322 shares of our common stock issuable upon the exercise of a warrant issued in May 2013 in connection with a placement agent agreement at an exercise price of $4.50 per share, which is expected to remain outstanding upon the completion of this offering;
•	276,934 shares of our common stock issuable upon the exercise of the 2012-2013 bridge warrants at an exercise price of $4.50 per share, which are expected to remain outstanding upon completion of this offering;
•	111,125 shares of our common stock issuable upon the exercise of a warrant issued in December 2013 in connection with a placement agent agreement at an exercise price of $4.50 per share, which is expected to remain outstanding upon the completion of this offering; and
•	135,000 shares of our common stock issuable upon the exercise of a warrant to be issued to the representative in connection with this offering, at an exercise price per share equal to 125% of the initial public offering price.
•	1,697,508 shares of our common stock (which includes 30,842 shares available for issuance under our 2010 Plan as of March 31, 2014 and 222,333 shares of our common stock issuable upon the exercise of stock options that will be granted at the time of the pricing of this offering with an exercise price that is equal to the initial public offering price) reserved for issuance under our 2014 Omnibus Incentive Plan, or 2014 Plan, which will become effective immediately prior to the completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2014 Plan. Commencing on January 1, 2015 and continuing until the expiration of the plan, the number of shares of common stock available for issuance under the 2014 Plan shall automatically increase in an amount equal to 4% of the total number of shares of outstanding common stock on December 31st of the preceding calendar year.

If all our outstanding stock options had been exercised as of March 31, 2014, our pro forma net tangible book value as of March 31, 2014 (calculated on the basis of the assumptions set forth above) would have been approximately $11.9 million, or $0.90 per share of our common stock, and the pro forma as adjusted net tangible book value would have been $2.15 per share, representing dilution in our pro forma as adjusted net tangible book value per share to new investors of $4.85.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

Effective upon the closing of this offering, an aggregate of 1,697,508 shares of our common stock will be reserved for future issuance under our 2014 Plan, and the number of reserved shares will also be subject to automatic annual increases in accordance with the terms of the plans. New options that we may grant under our 2014 Plan will further dilute investors purchasing common stock in this offering.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our financial statements and the accompanying notes appearing at the end of this prospectus. We have derived the statements of operations data for the years ended December 31, 2012 and 2013 from our audited financial statements, included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2013 and 2014, and the balance sheet data as of March 31, 2014 are derived from our unaudited financial statements, included elsewhere in this prospectus. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Our historical results are not necessarily indicative of results to be expected for the full year or any future period. The summary financial data in this section is not intended to replace our financial statements and the related notes thereto.

	Years Ended December 31,		Three Months Ended March 31,
(In thousands, except share and per share amounts)	2012	2013	2013	2014
			(unaudited)
Statements of Operations Data:
Revenue:
Collaboration and other research revenue	$5,042	$6,557	$1,553	$1,293
Grant revenue	163	344	104	93
Total revenue	5,205	6,901	1,657	1,386
Cost of revenue	2,697	4,465	1,247	974
Gross profit	2,508	2,436	410	412
Operating expenses:
Research and development	3,343	3,066	820	748
General and administrative	2,298	2,912	689	1,361
Total operating expenses	5,641	5,978	1,509	2,109
Loss from operations	(3,133)	(3,542)	(1,099)	(1,697)
Interest income	16	6	2	2
Interest expense	(82)	(349)	(14)	—
Change in fair value of note and warrant liability	—	(1,505)	(27)	—
Gain on sale of property and equipment	—	—	—	62
Total other (expense)/income	(66)	(1,848)	(39)	64
Net (loss)	$(3,199)	$(5,390)	$(1,138)	$(1,633)
Deemed dividend on convertible preferred stock	—	(1,754)	—	—
Net loss attributable to common stockholders	$(3,199)	$7,144	$(1,138)	$(1,633)
Basic and diluted net loss per share(1)	$(1.95)	$(4.46)	$(0.73)	$(0.96)
Weighted average shares of common stock outstanding used in computing basic net loss per share(1)	1,638,528	1,602,161	1,557,995	1,697,958
Pro forma net loss per share – basic and diluted (unaudited)(2)		$(0.56)		$(0.14)
Weighted average shares of common stock outstanding used in computing the pro forma net loss per share – basic and diluted (unaudited)(2)		9,501,257		11,418,456

(1)	See Note 1 to our financial statements for an explanation of the method used to calculate basic and diluted net loss per share of common stock, the unaudited pro forma basic and diluted net loss per share of common stock and the weighted average number of shares used in computation of the per share amounts.

(2)	The calculations for pro forma net loss per share assume the conversion of all the outstanding shares of convertible preferred stock and exercise of warrants which will terminate if unexercised prior to this offering as of December 31, 2013 and March 31, 2014 into common stock as if they had occurred at the beginning of the period presented or their issuance date, if later.

	MARCH 31, 2014 (unaudited)
(in thousands)	ACTUAL	PRO FORMA(1)	PRO FORMA AS ADJUSTED(2)
Balance Sheet Data:
Cash and cash equivalents	$7,318	$9,303	$35,583
Working capital	2,710	4,695	30,975
Working capital excluding deferred revenue	5,386	7,371	33,651
Total assets	11,103	13,088	39,368
Convertible preferred stock	23,000	—	—
Total stockholders’ equity / (deficit)	(17,498)	7,487	33,767

(1)	The pro forma column in the balance sheet data above gives effect to (a) the automatic conversion of all of our outstanding shares of our convertible preferred stock as of March 31, 2014 into an aggregate of 8,917,010 shares of common stock immediately prior to the closing of this offering and (b) the exercise of warrants to purchase 791,457 shares of common stock with a weighted average exercise price of $2.51 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised and the exercise price of the warrants is below the low end of the price range set forth on the cover page of this prospectus. These warrants have a cashless exercise feature and for purposes of pro forma disclosure, we have assumed that none of the warrants will be exercised under the cashless exercise feature.
(2)	The pro forma as adjusted column in the balance sheet data above gives further effect to the sale of 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of the shares in this offering had occurred as of March 31, 2014.

Each $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $4.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $6.4 million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” included elsewhere in this prospectus.

Overview

Kinemed was incorported in 2001. We are focused on applying our biomarker platform technology to drug development collaborations with biopharmaceutical companies, prescription and non-prescription medical diagnostics and the pairing of our own drug candidates with our diagnostic, prognostic and monitoring biomarker tests, or biomarker tests. Biomarkers are measurable characteristics about the state of a living organism that are relevant to health and disease. Using our patented technology, we have developed biomarker tests that measure, in a single sample, the rate of activity of critical biological pathways that play a causal role in disease. We believe that our ability to measure this activity, which reflects the rate of production and destruction of key molecules involved in disease-modifying biological processes, will provide meaningful, and previously unavailable, information about both diseases and wellness that is predictive of medical outcomes and of the effects of interventions. As a result, we believe our biomarker tests have the potential to have a transformative effect on healthcare by providing unique information that can be used to make drug development more efficient and to guide healthcare decisions by physicians and wellness decisions by consumers.

We have an extensive record of collaborating with biopharmaceutical companies and others to apply our biomarkers to drug development. We have entered into over 100 revenue-generating collaborations with biopharmaceutical companies, non-profit foundations and government agencies. Building on this legacy, we are focused on applying our proprietary biomarker platform to three commercial areas, which we refer to with the designations Rx, Tx and Dx:

•	collaborating with biopharmaceutical companies for the more efficient development of their drugs (Rx);
•	advancing our own drug candidates through pairings with our diagnostic, prognostic and monitoring biomarker tests (Tx); and
•	developing commercial tests for diagnosis and monitoring of large unmet medical needs (Dx).

Financial Overview

Revenue

Our revenue to date has been from agreements under which we provide biomarker research services. We have provided these services under collaboration and other research agreements with pharmaceutical and biotechnology companies, including Glaxo Group Limited, or GSK, Pfizer, Inc., or Pfizer, and Bristol Myers Squibb Company, or BMS. We have also received research grant revenue from various research institutions, including the Michael J. Fox Foundation and the National Institutes of Health, or NIH. We have not generated any revenue from sales of our biomarker tests or from our own drug candidates.

The following table provides additional information about sources of our collaboration and other research revenue for the years ended December 31, 2012 and 2013, and the three months ended March 31, 2013 and 2014:

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
(in thousands)			(unaudited)
Collaboration and Other Research Revenue:
Glaxo Group Ltd.	$809	$2,472	$663	$571
Profil Institute for Clinical Research, Inc.	50	1,611	37	210
Pfizer Inc.	2,393	551	79	90
All Others	1,790	1,923	774	422
Grant revenue	163	344	104	93
Total	$5,205	$6,901	$1,657	$1,386

To date, we have entered into over 100 revenue-generating agreements with pharmaceutical and biotechnology companies, non-profit foundations and government agencies. Certain of these agreements are structured as master service agreements, which provide for terms that govern regular work that we perform for a customer over time, whether in connection with a particular program or multiple programs. These master service arrangements may provide for technology access fees, or up-front payments for the use of our technology, but are similarly structured on the principal of cash payments in exchange for services that we provide. Over the past three years we have also begun to enter into more comprehensive arrangements that include milestone-based arrangements, as well as payments such as technology access fees. For example, in June 2012, we entered into a collaboration and license agreement with GSK, which we refer to as the GSK collaboration agreement, to identify novel biomarkers to assist in drug development in three program areas: muscle applications; fibrosis applications; and protein acetylome applications.

In some cases, we have entered into several agreements with the same party. For example, we have entered into five separate agreements with Pfizer under which we have provided both clinical and pre-clinical research services. The largest of these agreements with Pfizer was entered into in 2010 and work was performed in 2011 and 2012. Another agreement with Pfizer is a master services agreement under which we have provided research services under separate work orders entered into from time to time. We also have a master services agreement with Profil Institute for Clinical Research, Inc., or Profil, a clinical research organization, or CRO, pursuant to which we have provided research services under separate work orders. We recorded revenue in 2013 in connection with assisting Profil with work being done for the drug development companies that are its clients.

Our revenue related to our Rx projects is expected to continue to fluctuate from quarter-to-quarter and year-to-year as it is largely project-based and we do not control timing of our customers’ project initiation.

Collaboration and License Agreement with GSK

Our work under the GSK collaboration agreement is relevant to our lead program in muscle biology and our program in fibrosis. Under the GSK collaboration agreement, we and GSK will conduct initial feasibility studies covering the three program areas, and, at GSK’s discretion, we will work with GSK to conduct additional activities directed to the discovery under the agreement of biomarkers and the validation of these biomarkers in clinical settings. In conducting these additional activities and for a period of time thereafter, the agreement provides that we will work exclusively with GSK in the relevant program area(s), subject to certain exceptions.

Upon GSK’s decision to conduct additional biomarker discovery activities in a program area, we will grant GSK a worldwide, sublicenseable, exclusive license for pharmaceutical applications to use our proprietary technology platform to exploit, in connection with GSK’s products, any biomarkers identified as a result of these activities. In addition, to the extent that we identify or develop any biomarkers in our collaboration with GSK, we are prohibited from using, or licensing to others, some of these biomarkers for a limited time period following the end of our collaborative research and development activities with GSK.

At the inception of the GSK collaboration agreement, GSK made an upfront payment to us of $4.4 million. GSK paid us an additonal $1.0 million in December 2013 and an additional $1.0 million in April 2014. Under the GSK collaboration agreement, GSK will pay us up to an additional $1.0 million per program if GSK elects for us to initiate biomarker discovery activities in other program areas. For each of these program areas, GSK may owe us up to a total of $11.0 million in additional payments based on the achievement of certain milestones relating to the biomarkers identified in the program. GSK will also pay certain royalty payments owed under the patent rights that we licensed from the University of California. As of March 31, 2014, we have deferred revenue of $1.6 million related to this agreement, which we expect to recognize as we complete our obligation to provide research services.

The ordinary course of the Company’s business includes providing the types of drug development services such as those described above for GSK, Profil and Pfizer. Historically the Company’s work with any one customer on drug development activities has fluctuated from period to period and year to year.

Cost of Revenue

Our cost of revenue to date consists primarily of expenses incurred to support research services we provide under our collaboration and other research agreements and under grants. These expenses include salaries and benefits, including associated stock-based compensation, laboratory supplies, license fees, facility costs, overhead expenses and outside services.

Research and Development

Our research and development team is organized such that the design, management and evaluation of results of all of our research and development plans are generally accomplished internally. To date, nearly all of our research and development activities have been focused on our biomarker discovery platform, which can be applicable across a variety of applications. As we develop this platform, we are conducting research and development activities that apply across the six areas on which we are focused: muscle biology, fibrotic diseases, including non-alcoholic fatty liver disease, neurodegenerative diseases, cardiometabolic diseases, skin care and cancers. Our research and development expenses consist of salaries and benefits, including associated stock-based compensation, laboratory supplies, facility costs, and fees paid to other entities that conduct research and development activities on our behalf.

In 2011, we began expanding from our biomarker discovery platform development efforts to develop commercializable biomarkers that could be paired with approved drugs or drugs in development. In 2013, we began expanding into potentially commercializable diagonstic tests. Cumulatively, through December 31, 2013, the costs to develop the broad biomarker discovery platform (which are also applicable to our diagnostics and pairings strategies) have been approximately $45.0 million. The cumulative direct costs of our more specific efforts to identify commercializable biomarkers and diagnostic tests have been less than $1.0 million. However, our continued investment in the platform development, which comprises the majority of our on-going research and development efforts, is also applicable across diagnostic development and drug compound development. For purposes of determining the costs related to biomarker platform development, biomarker discovery efforts and drug compound development, we allocate research management, overhead, common usage laboratory supplies, and facility costs on the percentage of project hours reported to total hours reported.

The following is a comparison of research and development expenses for the years ended December 31, 2012 and 2013, and the three months ended March 31, 2013 and 2014:

	YEARS ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
(in thousands)	2012	2013	2013	2014
			(unaudited)
Biomarker discovery (platform development)	$2,918	$2,764	$776	$489
Drug compound development (Tx)	425	182	44	45
Diagnostic development (Dx)	—	120	—	214
Total	$3,343	$3,066	$820	$748

We expect our research and development expenses to increase as we advance our development programs further, in particular as a result of activities related to technical development and clinical validation of our biomarker tests for commercialization, pursuing FDA clearance or approval for our biomarker tests, research to support expansion into collaborations with health and wellness companies, development of a clinical laboratory and development activities for drug compounds.

General and Administrative

General and administrative expenses include salaries and related benefits, including stock-based compensation, related to our executive, finance, legal, intellectual property, contract, business development, human resource and other support functions. General and administrative expenses also include allocated facility-related costs, travel expenses and professional fees for auditing, tax and legal services.

We expect that general and administrative expenses will increase in the future related to legal expenses for the maintenance, expansion and protection of our intellectual property portfolio, expenses resulting from the hiring of additional personnel, including business development, legal, communications, information technology, finance and accounting personnel, expenses from the potential expansion of our facility, additional costs associated with being a publicly traded company, including legal, auditing and filing fees, additional insurance premiums, costs associated with maintaining investor relations services and general compliance and consulting expenses. If we believe a regulatory clearance or approval appears likely, we may have further increases in salaries and benefits related to preparation for commercial activities, including sales and marketing and regulatory operations.

Interest Expense

Interest expense consists of placement agent commissions and equity compensation in the form of warrants, interest on convertible notes payable and adjustment of actual proceeds at the date of issuance to fair value.

Change in Fair Value of Note and Warrant Liability

Change in fair value of note and warrant liability represents the periodic change in fair value of the note and warrant liabilities.

Significant Judgments and Estimates

Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheets and the reported amounts of revenue and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances at the time we make such estimates. Actual results and outcomes may differ materially from our estimates, judgments and assumptions. We periodically review our estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in the financial statements prospectively from the date of the change in estimate. Our significant accounting policies are more fully described in Note 1 to our financial statements included elsewhere in this prospectus.

We define our critical accounting policies as those accounting principles that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations as well as the specific manner in which we apply those principles. We believe the critical accounting policies used in the preparation of our financial statements that require significant estimates and judgments are as follows:

Revenue Recognition

All revenue to date has been generated under collaboration and other research agreements with pharmaceutical and biotechnology companies and research grant revenue. Under our arrangements, we are entitled to receive upfront payments, license fees, fees for research services, reimbursement of specific costs and milestone payments when and if certain research milestones are achieved. Certain research payments we may be entitled to receive are based solely upon the collaborator’s election, such as the decision to continue, expand or advance an agreement to its next stage.

In the future, we also may generate revenue from a combination of sales of our biomarker tests and from therapeutic-biomarker test pairings, as well as revenue from our collaboration and other research agreements. We expect that any revenue we earn will fluctuate from quarter-to-quarter and year-to-year, not only as a reflection of our success, but also as a result of the timing of events critical to our collaboration and other research agreements, the timing of our entering into any new agreement and the timing and amounts of revenue upon the sale of any future biomarker tests and from the sale of therapeutic-biomarker test pairings, to the extent that any are approved and successfully commercialized.

We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; transfer of technology has been completed or services have been rendered; our price to the customer is fixed or determinable and collectability is reasonably assured.

Collaboration and Other Research Revenue.  The deliverables under our collaboration and other research agreements generally include research and development services we perform on behalf of the contracting party. As the provision of research and development services is a part of our central operations and we are principally responsible for the performance of these services under the agreements, we recognize revenue for research and development services as we perform those services.

Revenue from upfront payments and fees for services performed under collaboration and other research agreements and government and other grants are recognized proportionally over the period the research services are performed, based on the ratio of costs incurred to total estimated costs. Any amount received in advance of performance is recorded as deferred revenue. Projected revenue and estimates of costs to complete research services are reviewed from time to time and, where appropriate, adjustments may be made that can affect revenue recognition. A provision for an estimated loss is recorded whenever the total expected costs to complete the research services exceed the total expected revenues. Payments generally are not refundable or contingent on research results.

When our collaboration and other research agreements include multiple-element revenue arrangements, we account for these transactions by determining the elements, or deliverables, included in the arrangement and determining which deliverables are separable for accounting purposes. We consider delivered item or items to be separable if the delivered items have stand-alone value to the customer. To date, collaboration and other research agreements have been generally treated as a single unit of accounting with revenue recognized in proportion to cost incurred.

Reimbursements of specific costs are recognized as revenue when the costs are incurred. Costs associated with collaboration and other research agreements and grants are reported as cost of revenues.

Licenses revenue.  License fees received with standalone value are recognized as revenue, provided the technology transferred or accessed is not dependent upon continuing research efforts. Otherwise, licenses revenue is recognized proportionally as the research services are performed.

Milestone Revenue.  Our collaboration agreements sometimes include contingent milestone payments related to specified research, development and regulatory milestones. Research, development and regulatory milestones are typically payable under our collaborations when our collaborator claims or selects a target, or initiates or advances a covered product candidate in preclinical or clinical development.

At the inception of each arrangement that includes milestone payments, we evaluate whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. We evaluate factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required to achieve the respective milestone and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment.

We have elected to adopt the Financial Accounting Standards Board Accounting Standards Update 2010-17, Revenue Recognition — Milestone Method, such that we recognize any payment that is contingent upon the achievement of a substantive milestone entirely in the period in which the milestone is achieved. A milestone is defined as an event that can only be achieved based in whole or in part on either our performance or the occurrence of a specific outcome resulting from our performance for which there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved. Therefore, a milestone does not include events for which occurrence is contingent solely on the performance of a collaborative partner. To be substantive, a milestone must meet all the following criteria: the consideration receivable upon the achievement of the milestone is commensurate with either our performance to achieve the milestone or the enhancement of value of delivered items as a result of a specific outcome resulting from our performance to achieve the milestone, the consideration relates solely to past performance, and the consideration is reasonable relative to all of the deliverables and payment terms in the arrangement.

Stock-Based Compensation

We issue stock-based compensation awards to employees, non-employee directors and consultants in the form of stock options. Compensation expense related to stock-based transactions, including stock options, is measured and recognized in the financial statements based on fair value of the award on the date of grant. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model and a single option award approach. The stock-based compensation expense is recognized, net of forfeitures, using a straight-line basis over the requisite service periods of the awards, which generally equals the vesting period. We estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual historical forfeitures.

Our option-pricing model utilizes the estimated fair value of our common stock and requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option and the expected volatility of the price of our common stock. While assumptions are also required for risk-free interest rates and the expected dividend yield of our common stock, these values are more objective and changes in these values do not have a significant impact on the estimated value of the options as compared to the other assumptions, so we do not consider the interest rate or dividend yield to be key assumptions. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

The key assumptions we used were as follows:

•	Fair Value of our Common Stock. Because our common stock is not publicly traded, we must estimate the value of our common stock, as discussed in the section titled “Common Stock Valuations” below.
•	Expected Volatility. We determine the price volatility factor based on the historical volatilities of our peer group, as we do not have a sufficient trading history for our common stock. Industry peers consist of several public companies in the biopharmaceutical research industry that are similar to us in services provided, size, and stage of life cycle. We updated our peer group list of companies for each valuation date to include any newly listed public companies that met our criteria. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.
•	Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. We determined the expected term assumption using the simplified method under SEC Staff Accounting Bulletin No. 107 and take into consideration the contractual term of the options and the ordinary vesting period as we have insufficient historical information regarding our stock options to provide another basis for estimate.

The following table summarizes the key assumptions used to estimate the fair value of our stock options:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2014
Fair value of common stock	$0.90 to $1.80	$1.80 to $4.80	$1.80	$6.00
Expected term (years)	5.0 to 7.5	5.0 to 6.1	5.9 to 6.1	3.5 to 6.0
Expected volatility	48% to 55%	53% to 65%	53%	65% to 71%

The amount of stock-based compensation expense we recognize during a period is based on the value of the portion of the awards that we expect to ultimately vest. We estimate forfeitures for employee grants at the time of grant, and revise the estimates, if necessary, based on actual forfeiture experience, analysis of employee turnover, and other factors. Ultimately, the actual expense recognized over the vesting period will only represent those options that vest. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. For instance, if a revised forfeiture rate is lower than the previously estimated forfeiture rate, we make an adjustment that will result in an increase to the stock-based compensation expense recognized in our financial statements. And if a revised forfeiture rate is higher than the previously estimated forfeiture rate, we make an adjustment that will result in a decrease to the stock-based compensation expense recognized in our financial statements. To date, our forfeitures have not been significant.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we will likely have to make changes to our current estimates, which could be significant.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our share-based awards when performing the fair value calculations under the Black-Scholes option-pricing model. The fair values of the common stock underlying our share-based awards were determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. However, the fair value of our common stock may vary significantly in the future and from the estimates previously made. As described below, the exercise price of our share-based awards was also generally determined by our board of directors based on the most recent contemporaneous third-party valuation as of the grant date.

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide (for reports through May 31, 2013) and Valuation Guide (for reports after May 31, 2013), Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations developed by an unrelated third-party specialist performed in accordance with the guidance outlined in the Practice Aid and Valuation Guide;
•	the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;
•	lack of marketability of our common stock;
•	our actual operating and financial performance;
•	current business conditions and projections;
•	hiring of key personnel and the experience of our management;
•	our company history and the introduction of new services;
•	our stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;
•	illiquidity of share-based awards involving securities in a private company;
•	the market performance of comparable publicly traded companies; and
•	the U.S. and global capital market conditions.

In valuing our common stock, since 2011 our board of directors determined the equity value of our business using the income approach valuation method or, when applicable, due to a recent offering of our convertible preferred stock, the prior sale of company stock method also was utilized. The income approach determines our enterprise value on the basis of the estimated present value of our projected future cash flows. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and this discount rate is adjusted to reflect the risks inherent in our cash flows. This approach also utilizes financial metrics and trading prices to determine revenue multiples for a selected peer group of publicly traded companies. These multiples are then applied within a discounted cash flow analysis. Once calculated, the results of the income approach were relied upon to determine an estimated enterprise value.

The prior sale of company stock method estimates our enterprise value by considering any prior sales of our capital stock. When considering prior sales of our equity, the valuation considers the circumstances surrounding the sale, such as the size of the equity sale, the relationship of the parties involved in the transaction, the timing of the equity sale, and the rights, preferences and privileges of the capital stock sold in the transaction.

Our peer group of publicly traded companies used for determination of the discount rate and market trading multiples is comprised of companies that focus primarily on providing biopharmaceutical research services for drug development that are similar to us in services provided, size, and stage of life cycle. There are, however, significant size and risk differences between many of our selected peer guideline public companies and us. Our peer group of publicly traded companies consisted of seven companies for the March 1, 2011 and May 31, 2012 valuations and 11 companies for the May 31, 2013, September 30, 2013 and December 31, 2013 valuations. The change in our peer group of publicly traded companies from May 31, 2012 to May 31, 2013 was primarily a result of a change in our business model, when we began a broader focus on diagnostics, the commercialization of our biomarker tests and therapeutic-biomarker test pairings.

Prior to the September 30, 2013 valuation, after we determined an enterprise value, we utilized the option pricing method, or OPM, to allocate the equity value to each of our classes of stock. The OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of derivatives. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent. In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability as a private company. The OPM uses the Black-Scholes option-pricing model to price the call option.

Because we believed there was greater clarity on potential exit scenarios, including a potential initial public offering, or IPO, beginning with the September 30, 2013 valuation, we began using the Probability Weighted Expected Return Method, or PWERM, to allocate our equity value among the various potential outcomes. Using the PWERM, the value of our common stock is estimated based upon an analysis of varying values for our common stock assuming the following possible future events for our company:

•	the completion of an IPO;
•	the completion of a sale of the company; and
•	continuation as a private company.

We applied a percentage probability weighting to each of the above scenarios based on our expectations of the likelihood of each event. We then applied the PWERM in order to allocate the derived aggregate enterprise value to our common equity. The PWERM involves analyzing the probability weighted present value of expected future values considering the liquidity scenarios discussed above, as well as the respective rights of holders of our common stock and convertible preferred stock.

We granted awards with the following exercise prices between March 1, 2011 and the date of this prospectus:

GRANT DATE	NUMBER OF SHARES OF COMMON STOCK UNDERLYING OPTIONS GRANTED	OPTION EXERCISE PRICE	ESTIMATED FAIR VALUE PER SHARE OF COMMON STOCK ON GRANT DATE
March 14, 2011	2,165	$0.90	$0.90
June 10, 2011	1,166	0.90	0.90
January 13, 2012	290,724	0.90	0.90
January 27, 2012	23,332	0.90	0.90
January 27, 2012	266,666	0.99	0.90
March 1, 2012	46,665	0.90	0.90
May 22, 2012	52,997	1.80	1.80
July 30, 2012	25,833	1.80	1.80
August 27, 2012	33,333	1.80	1.80
August 30, 2012	16,665	1.80	1.80
September 26, 2012	3,666	1.80	1.80
January 15, 2013	19,833	1.80	1.80
February 26, 2013	3,332	1.80	1.80
April 30, 2013	1,666	1.80	1.80
September 4, 2013	167,660	2.10	4.80
September 5, 2013	46,332	2.10	4.80
September 27, 2013	93,629	2.10	4.80
October 31, 2013	49,998	4.80	4.80
November 20, 2013	66,666	4.80	4.80
February 21, 2014	87,498	6.00	6.00
March 14, 2014	11,666	6.00	6.00
March 17, 2014	258,569	6.00	6.00
March 17, 2014	83,332	6.60	6.00

Based on an assumed offering price of $7.00, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, the aggregate intrinsic value of all 1,469,757 options outstanding at March 31, 2014 was $5,930,000. The aggregate intrinsic value of all 529,429 options vested at March 31, 2014 was $3,090,000. No options have been issued since March 31, 2014.

The following discussion relates primarily to our determination of the fair value per share of our common stock for purposes of calculating stock-based compensation costs since March 1, 2011. No single event caused the valuation of our common stock to increase through December 31, 2013. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock.

March 1, 2011 Valuation

We estimated that a share of our common stock had a value of $0.90 per share at March 1, 2011, an increase of $0.60 from the prior valuation at August 31, 2009. The increase in the common stock valuation reflected our continued developmental progress, execution of a significant clinical trial services agreement in November 2010, and the Series BB convertible preferred stock offering.

Our enterprise value was derived using a market approach based on sales of our Series BB convertible preferred stock at $3.00 per share, as it was determined that the price paid by the investors in the financing was the most meaningful indication of our enterprise value. Accordingly, the income approach was not used in estimating our enterprise value. The enterprise value then was allocated to our common stock utilizing an OPM with the following assumptions: a time to liquidity event of two years (based on the estimated period of time until significant additional capital was required); a risk free rate of 0.66%; and volatility of 60%. The result of the OPM was reduced by a discount for lack of marketability of 40% to yield the fair value of our common stock on a non-marketable, minority basis.

Our board of directors considered our most recent operating results and developmental progress, and the closing of the Series BB convertible preferred stock offering, as well as the third-party valuation report, when it determined the fair value of our common stock was $0.90 per share. In addition, our board of directors determined there were no events or circumstances that warranted a different fair value determination from the March 1, 2011 valuation to the grant dates of stock-based compensation prior to May 31, 2012.

May 31, 2012 Valuation

We estimated that a share of our common stock had a value of $1.80 per share at May 31, 2012, an increase of $0.90 from the prior valuation at March 1, 2011. The increase in the common stock valuation reflected our signing collaboration deals with Pfizer and GSK and the overall development of our biomarker platform.

Our enterprise value was derived using an income approach, discounted cash flow method. However, we also considered the market approach in our analysis. The income approach, discounted cash flow method, considers the present value of future cash flows during the projection period along with the present value of a terminal value at the end of the explicit projection period. For purposes of determining a terminal value, we applied a multiple consistent with observed next twelve months’, or NTM, revenue multiples from our peer group guideline public companies. The terminal value and the cash flows during the projection period then were discounted at a cost of capital of 31%, which was based on the risks attributable to our size, industry, and projected operations.

The enterprise value then was allocated to the common stock utilizing an OPM with the following assumptions: a time to liquidity event of three years (based on an analysis of a potential liquidity event); a risk free rate of 0.35%; and volatility of 60% over the time to a liquidity event. The result of the OPM was reduced by a discount for lack of marketability of 30% to yield the fair value of our common stock on a non-marketable, minority basis.

Our board of directors considered our most recent operating results and collaboration deals, as well as the third-party valuation report, when it determined the fair value of our common stock was $1.80 per share. In addition, our board of directors determined there were no events or circumstances that warranted a different fair value determination from the May 31, 2012 valuation to the grant dates of stock-based compensation prior to May 31, 2013.

May 31, 2013 Valuation

We estimated that a share of our common stock had a value of $2.10 per share at May 31, 2013, an increase of $0.30 from the prior valuation at May 31, 2012. The increase in the common stock valuation reflected our continued work with existing collaborators, the status of development of our biomarker platform, and the evolving nature of our business model to begin to focus on diagnostic and personalized wellness programs.

Our enterprise value was derived using an income approach, discounted cash flow method. However, we also considered the market approach in our analysis. The income approach, discounted cash flow method, considers the present value of future cash flows during the projection period along with the present value of a terminal value at the end of the explicit projection period. For purposes of determining a terminal value, we applied a multiple consistent with observed NTM revenue multiples from our peer group guideline public companies. The terminal value and the cash flows during the projection period then were discounted at a cost of capital of 33%, which was based on the risks attributable to our size, industry, and projected operations.

The enterprise value then was allocated to the common stock utilizing an OPM with the following assumptions: a time to liquidity event of two years (based on an analysis of a potential liquidity event); a risk free rate of 0.30%; and volatility of 60% over the time to a liquidity event. The result of the OPM was reduced by a discount for lack of marketability of 30% to yield the fair value of our common stock on a non-marketable, minority basis.

Our board of directors considered our most recent operating results and developmental progress, and the closing of a convertible debt financing, as well as the valuation report, when it determined the fair value of our common stock was $2.10 per share. In addition, our board of directors determined there were no events or circumstances that warranted a different fair value determination from the May 31, 2013 valuation to the grant dates of stock-based compensation prior to September 4, 2013.

September 30, 2013 Valuation

We estimated that a share of our common stock had a value of $4.80 per share at September 30, 2013, an increase of $2.70 from the prior valuation at May 31, 2013, and retrospectively applied that valuation when calculating the stock-based compensation expense for the grants made earlier in September 2013, which were the only grants made subsequent to the May 31, 2013 valuation. The increase in the common stock valuation reflected our continued work with GSK, the renewal of a research collaboration with another collaborator, our advances in our biomarker platform technology and continued progress in the development of our business model. In addition, the increase in the common stock valuation reflected an increase in growth potential if we raised capital in an IPO, which our board of directors determined was now more likely than it had been at the times of previous valuations.

Our enterprise value was derived using a two scenario model and an income approach, discounted cash flow method. However, we also considered the market approach in our analysis. The income approach, discounted cash flow method, considers the present value of future cash flows during the projection period along with the present value of a terminal value at the end of the explicit projection period. For purposes of determining a terminal value within each scenario, we applied multiples consistent with observed NTM revenue multiples from our peer group guideline public companies. The terminal values and the cash flows during the projection periods then were discounted at a cost of capital of 33%, which was based on the risks attributable to our size, industry, and projected operations.

The enterprise value was then allocated to the common stock utilizing the PWERM with the following probabilities applied to each scenario: 60% to completion of an IPO with a time to liquidity of 0.50 years and 40% to continuation as a private company with a time to liquidity of two years. The results of the PWERM were reduced by a discount for lack of marketability of 10% for the completion of an IPO and 30% for the continuation as a private company scenario to yield the fair value of our common stock on a non-marketable, minority basis.

Our board of directors considered our most recent operating results and developmental progress, the decision to pursue an IPO, as well as the valuation report, when it determined the fair value of our common stock was $4.80 per share.

Following the valuation at September 30, 2013, we issued options to purchase 116,666 shares of common stock. Our board of directors determined there were no events or circumstances that warranted a different fair value determination from the September 30, 2013 valuation to the grant dates of October 31, 2013 and November 20, 2013.

December 31, 2013 Valuation

We estimated that a share of our common stock had a value of $6.00 per share at December 31, 2013, an increase of $1.20 from the prior valuation at September 30, 2013. The increase in the common stock valuation reflected our continued work with GSK, our advances in our biomarker platform technology, and continued progress in the development of our business model. In addition, the increase in the common stock valuation reflected an increase in growth potential if we raised capital in an IPO, which our board of directors determined was more likely than it had been at the times of previous valuations.

Our enterprise value was derived using a two scenario model and an income approach, discounted cash flow method. However, we also considered the market approach in our analysis. The income approach, discounted cash flow method, considers the present value of future cash flows during the projection period along with the present value of a terminal value at the end of the explicit projection period. For purposes of determining a terminal value within each scenario, we applied multiples consistent with observed NTM revenue multiples from our peer group guideline public companies. The terminal values and the cash flows during the projection periods then were discounted at a cost of capital of 33%, which was based on the risks attributable to our size, industry, and projected operations.

The enterprise value was then allocated to the common stock utilizing the PWERM with the following probabilities applied to each scenario: 80% to completion of an IPO with a time to liquidity of 0.25 years and 20% to continuation as a private company with a time to liquidity of two years. The results of the PWERM were reduced by a discount for lack of marketability of 5% for the completion of an IPO and 30% for the continuation as a private company scenario to yield the fair value of our common stock on a non-marketable, minority basis.

Offering Price

In consultations with our underwriters, we determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $7.00 per share. In comparison, our estimate of the fair value of our common stock was $6.00 per share as of December 31, 2013. We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in IPOs for companies in our industry for the current calendar year;
•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies;
•	an assumption that there would be a receptive public trading market for companies such as us; and
•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

Based on an assumed offering price of $7.00, which is the midpoint of the price range set forth on the cover page of this prospectus, the offering price in this offering is a $1.00 or 16.7%, increase over our December 31, 2013 determination of the estimated fair value of our common stock of $6.00. We believe the difference between the assumed offering price and the estimated fair value of our common stock as determined by our board of directors as of December 31, 2013 is attributable to several factors, including the following:

•	The assumed IPO price is based on a single outcome — a successful IPO in the near term which is not probability weighted. By contrast, the estimated fair value of our common stock as of December 31, 2013 was determined based on the PWERM methodology, which is a probability-weighted approach that incorporates the potential for alternative liquidity events. This probability-weighted approach inherently decreases the estimated fair value of our common stock due to the combination of other expected equity values that do not reflect the elimination of the liquidation preference. We estimate that approximately half of the estimated increase in fair value of our common stock is related to the difference between the probability weighted return and the successful IPO outcome.
•	The assumed IPO price represents a future price for shares of our common stock that are immediately freely tradable in a public market, whereas the estimated fair value of our common stock at earlier dates represents a contemporaneous estimate of the fair value of illiquid shares that are restricted from public sale and for which no public market existed. We estimate that approximately half of the estimated increase in fair market value of our common stock is related to the difference between the risks of an illiquid equity investment and a publicly traded common stock.

Warrant Liability

We classify freestanding warrants for shares that include a conditional obligation that we must settle by issuing a variable number of equity shares as a liability on the balance sheet at fair value. In 2012, in connection with a convertible note offering, we undertook an obligation to issue warrants to purchase a variable number of shares of common stock following a private placement that met specified conditions. For periods before the obligation is fixed, we classify those warrants as liabilities that we record at fair value. At the end of each reporting period, we record changes in fair value during the period as a component of other income/expense.

Our warrant liability obligations became fixed on September 30, 2013. Prior to this date, we classified the obligation to issue those warrants as liabilities at fair value, and the determination of the fair value of the warrant obligation required assumptions that were similar to those used to calculate the value of stock-based compensation as disclosed above.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (a) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more, (b) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (c) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years or (d) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Results of Operations

Comparison for the Years Ended December 31, 2012 and 2013

Revenue

We recorded revenue of $6.9 million for the year ended December 31, 2013 compared to $5.2 million for the year ended December 31, 2012, an increase of 33%, or $1.7 million. The increase in revenue was primarily due to higher revenue recognized under our agreement with GSK ($2.5 million compared to $0.8 million, an increase of $1.7 million), since the agreement was in place for all of 2013 compared to only the latter half of 2012. In addition, the volume of work we performed was greater in 2013 following initiation of the agreement in 2012. Also contributing to the increased revenues during 2013 was higher revenue from Profil ($1.6 million compared to $0.1 million, an increase of $1.5 million) following our execution of a master service agreement in late 2012. Partially offsetting these increases, revenue recognized from Pfizer decreased in 2013 ($0.6 million compared to $2.4 million, a decrease of $1.8 million) due to our completion of a large project that was initiated in 2011. Total revenue from other customers was generally similar in 2013 and 2012, although there was a small increase in grant revenue related to research in Parkinson’s disease funded by a research foundation.

Cost of Revenue

Our cost of revenue was $4.5 million in 2013 for the year ended December 31, 2013, compared to $2.7 million for the year ended December 31, 2012. Our cost of revenue as a percentage of sales was 65% in 2013 compared to 52% in 2012, an increase of 13%. The cost of revenue increased in 2013 as a result of an increase in revenue, but also increased as a percentage of sales, resulting in a lower gross margin. The key reason the cost of revenue as a percentage of sales increased was our decision to shift our business model from a simple fee-for-service model to a more collaborative pay-for-success model, whereby we could receive potentially larger additional payments in the future (such as milestones or program continuation fees), based on the success of our work, in exchange for a lower amount of contractually set funding on our larger agreements. For example, the gross margins from our largest customer, GSK, are lower than we generally have received under prior fee-for-service agreements with large pharmaceutical companies. While the gross margin percentages received from GSK were similar for both 2012 and 2013, because the GSK collaboration agreement comprised a greater proportion of our total revenue during 2013 (36% of revenue in 2013 compared to 16% of revenue in 2012), the lower gross margin percentage from this agreement resulted in a lower overall gross margin percentage on our total revenue. Similarly, grant revenue also increased in 2013 and grants generally have the lowest gross margin percentages. The impact of the grants on our margins was smaller than that of GSK because total grant revenue was lower. At-risk payments which we may receive in the future are not accounted for in the financial statements until their achievement is determined.

Research and Development

Our research and development expenses were $3.1 million in 2013 compared to $3.3 million in 2012, representing a decrease of approximately 8%. Research and development expenses decreased in 2013 compared to 2012 because we moved personnel previously devoted to our own internal development programs to support the net increase in obligations under our collaborative arrangements.

General and Administrative

Our general and administrative expenses were $2.9 million in 2013 compared to $2.3 million in 2012, an increase of $0.6 million, or 27%. The increase in 2013 was due to additional personnel, with ten general and administrative employees at the end of 2013 compared to eight at the beginning of 2012, resulting in $0.1 million higher costs for 2013, as well as $0.2 million in higher salaries for existing employees as we sought to adjust compensation to competitive market rates. In addition, stock-based compensation increased by $0.2 million and professional fees, including accounting and auditing costs and additional costs related to new business development efforts increased by $0.1 million.

Interest Expense

Interest expense was $0.3 million in 2013 compared to $0.1 million in 2012. Substantially all interest expense for both years was related to convertible notes issued in late 2012 and early 2013. Interest expense for both years included placement agent commissions, which comprised the majority of the interest expense. The expense was higher in 2013 due to a greater amount of notes sold and also due to interest charges that accrued for most of the year (through September) as compared to only one month for 2012. In September 2013, all outstanding convertible notes converted into Series CC Preferred Stock when specified conditions were met.

Change in Fair Value of Note and Warrant Liability

The $1.5 million change in fair market value of the note and warrant liability during 2013 represents an increase in the fair value of convertible notes and a related warrant liability which were reclassified to Series CC Preferred Stock and Additional Paid-in Capital when conditions specified in the notes and warrant obligations were met. At the date of issuance, the Company estimated the fair value of the convertible notes payable and warrant obligation using discounted cash flow and Black-Scholes option pricing models, respectively. When the notes were converted into Series CC Preferred Stock, a charge was recorded for the difference between the value of the notes and the Series CC Preferred stock into which the notes converted. When the warrants for a fixed number of shares were issued, a charge was recorded for the fair value of the warrants.

Net Loss and Comprehensive Loss

The net loss for 2013 was $5.4 million, compared to $3.2 million in 2012. The net loss increased primarily as a result of charges recorded for changes in the fair value of convertible notes and the related warrant liability, as well as for higher general and administrative expenses and higher interest expenses.

Deemed Dividend on Preferred Stock

The $1.8 million deemed dividend recorded in 2013 represents the difference between the price at which we sold Series CC Preferred Stock ($4.50 per share) and the estimated value of the common stock into which the Series CC Preferred Stock converts ($4.80 per share for the preferred stock sales that occurred in August and September 2013, and $6.00 per share for the preferred stock sale that occurred in December 2013). The deemed dividend does not take into account a contingent beneficial conversion feature that would occur in the event of an IPO — if this occurs it will be accounted for at the time of the IPO.

Comparison for the Three Months Ended March 31, 2013 and 2014

Revenue

We recorded revenue of $1.4 million for the three months ended March 31, 2014 compared to $1.7 million for the three months ended March 31, 2013, a decrease of 16%, or $0.3 million. The decrease in revenue included a $0.3 million decrease from a large biotechnology company as their project with us awaits certain clearances for its next planned development stage, a $0.1 million decrease from GSK, as they decreased work in one of the three program areas covered by our collaboration, and a $0.1 million decrease from CHDI following our completion of specific projects in 2013. Partially offsetting these revenue decreases was an increase of $0.2 million from a CRO customer due to a new study requiring our services. Revenue from other customers also varied from the first quarter of 2013 to the first quarter of 2014, but the magnitude of the individual contracts was smaller and these increases and decreases generally offset.

Cost of Revenue

Our cost of revenue was $1.0 million for the first three months of 2014 compared to $1.2 million for the first three months of 2013, a decrease of 22%. Our cost of revenue as a percentage of sales was 70% in the 2014 period compared to 75% in the 2013 period, a decrease of 5%. The cost of revenue decreased in 2014 as a result of a decrease in revenue, but also decreased as a percentage of sales, resulting in a higher gross margin percentage. While our gross margin from GSK and other pharmaceutical companies was similar in both periods, our gross margin percentage was improved in the first quarter of 2014 since more revenue was from CROs, and that work is generally more profitable. Our gross profit for both the 2014 and 2013 periods was the same at $0.4 million.

Research and Development

Our research and development expenses were $0.7 million in the first quarter of 2014 compared to $0.8 million in the first quarter of 2013, representing a decrease of approximately 9% as we spent less effort developing our biomarker discovery platform, partially offset by more project specific research.

General and Administrative

Our general and administrative expenses were $1.4 million for the first three months of 2014 compared to $0.7 million for the first three months of 2013, an increase of $0.7 million, or 98%. The increase in general and administrative expenses included a $0.2 million legal settlement for a former service provider, $0.2 million higher salaries and benefits as we hired additional administrative staff in preparation for our IPO, and $0.1 million for additional consulting, primarily in business development. We also had higher costs for stock-based compensation, investor relation services and external audit fees, although each increase was less than $0.1 million.

Other Income/(Expense)

During the first quarter of 2013 we incurred costs related to interest and fair value charges for convertible notes and warrants that were issued in 2012. There were no comparable charges during 2014 because the notes and related warrant liability were settled later in 2013.

During the first quarter of 2014 we sold a fully depreciated asset and recorded a gain on the sale.

Net loss and comprehensive loss

The net loss for the first quarter of 2014 was $1.6 million, an increase of $0.5 million compared to $1.1 million for the first quarter of 2013. The net loss increased primarily as a result of higher general and administrative expenses, slightly offset by lower research and development expenses and higher nonoperating income.

Potential Beneficial Conversion Feature

If an IPO occurs, our outstanding shares of Series CC Convertible Preferred Stock will convert into a 20% greater number of shares of common stock than the preferred stock would convert under other scenarios.

Therefore, if this offering is successful, we expect to record a charge of approximately $2.4 million for this contingent beneficial conversion feature at the time the IPO is completed. The beneficial conversion feature is based on the estimated fair value, at the time of sale, of the additional common stock that becomes issuable when the beneficial conversion occurs.

Liquidity and Capital Resources

The company measures liquidity by the level of cash, cash equivalents and working capital available to fund its operations. From our inception through March 31, 2014, we have had cash inflows of approximately $108.0 million to fund our operations, including approximately $48.0 million from pharmaceutical and biotechnology companies, government agencies and foundations, and approximately $60.0 million in net proceeds from the sale of our preferred stock, common stock and convertible notes. As of March 31, 2014, we had $7.3 million in cash and cash equivalents. Our operating activities used $5.8 million in cash and cash equivalents during 2013 and $0.9 million during the first three months of 2014. We expect the cash used in operations to increase during 2014 as we increase our research and development efforts and support the higher administrative costs we expect as a public company. We believe that our existing cash and cash equivalents, committed sources of revenue under existing agreements and expected revenue based on historical levels will enable us to fund our operating expenses and capital expenditure requirements at least through January 2015, without giving effect to any proceeds from this offering. If this offering closes, we estimate that we will be able to fund operations for at least 24 months.

In addition to our existing cash and cash equivalents, we are eligible to receive research fees and to earn milestone and other contingent payments for the achievement of defined collaboration objectives. Our ability to earn these milestone and contingent payments and the timing of achieving these milestones is dependent upon the outcome of research and development activities and are at the election of our collaborator. Our rights to payments under our collaboration and other research agreements are our only committed external source of funds and our ability to earn these milestone and contingent payments cannot be predicted.

Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, laboratory and related supplies, legal, patent and regulatory expenses, general overhead, technical development and clinical validation of our biomarker tests, including pursuit of FDA clearance or approval, research to support expansion into collaborations with health and wellness companies, establishment of a clinical laboratory and development activities for drug compounds.

We have historically relied upon financing activities, primarily the sale of equity securities, to raise funds to support our operations. We expect to continue to rely on the sale of equity securities until we achieve profitability and positive cash flow, which can never be assured. We are currently exploring various means of acquiring additional capital to support our business. These means include a potential IPO of our equity securities, other potential sales of equity securities, and securing new contractual relationships or expanding our existing contractual relationships. If we are not successful in securing additional capital, which can never be assured, we may have to curtail or terminate our business activities.

Contractual Obligations and Contingent Liabilities

The following summarizes our significant contractual obligations as of December 31, 2013:

CONTRACTUAL OBLIGATIONS (in thousands)	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Operating Leases(1)	$1,745	$457	$916	$372	$—
Equipment Operating Leases(2)	1,467	442	775	250	—
Total Obligations	$3,212	$899	$1,691	$622	$—

(1)	Represents future minimum lease payments under a non-cancelable operating lease for our facilities in Emeryville, California. The minimum lease payments above do not include common area maintenance charges or property taxes.
(2)	Represents future minimum lease payments under three non-cancelable operating leases for equipment we use in Emeryville, California.

There have been no significant changes to the contractual obligations table above since December 31, 2013. The contractual obligations table above does not include any potential future licensing payments to third parties as part of certain collaboration and licensing agreements or any potential future royalty payments we may be required to make under our license agreements, including with the Regents of the University of California, under which we were granted an exclusive license under certain patent rights related to our platform technology.

Payments under these license agreements are not included in the above contractual obligations table due to the uncertainty of the occurrence of the events requiring payment. Our payment obligations generally become due only upon achievement of certain clinical development, regulatory or commercial milestones. Factors that could cause these types of payments to become due include clinical trial outcomes, applications for approval of products and FDA approvals of products, as well as sales-based payments. Under our agreement with the NIH, benchmark payments ranging from $0.1 million to $7.0 million are due upon achievement of specified goals, up to a total of $10.8 million per product. The benchmark payments are dependent upon the successful completion of specified tests and applications, none of which has commenced, and we do not anticipate commencing any of the tests unless a sublicensee is found that would assume the benchmark payment obligations. Under these license agreements, we may also be required to pay the licensor up to 20% of any revenues we receive if we sublicense our rights to another party.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not have, any off-balance sheet arrangements, as defined under SEC rules.

OUR BUSINESS

Overview

We are a revenue-generating health technology company that has developed a proprietary biomarker platform technology with numerous applications in drug development and medical diagnostics. Our focus is on applying our biomarker platform technology to drug development collaborations with biopharmaceutical companies, prescription and non-prescription medical diagnostics and the pairing of our own drug candidates with our diagnostic, prognostic and monitoring biomarker tests. Biomarkers are measurable characteristics about the state of a living organism that are relevant to health and disease. Using our patented technology, we have developed biomarker tests that measure, in a single sample, the rate of activity of critical biological pathways that play a causal role in disease. We believe that our ability to measure this activity, which reflects the rate of production and destruction of key molecules involved in disease-modifying biological processes, will provide meaningful, and previously unavailable, information about both diseases and wellness that is predictive of medical outcomes and of the effects of interventions. As a result, we believe our biomarker tests have the potential to have a transformative effect on healthcare by providing unique information through rate-based measurements that can be used to make drug development more efficient and to guide healthcare decisions by physicians and wellness decisions by consumers.

We have an extensive record of collaborating with biopharmaceutical companies and others to apply our biomarkers to drug development. We have entered into over 100 revenue-generating collaborations with biopharmaceutical companies, non-profit foundations and government agencies. Building on this legacy, we are focused on applying our proprietary biomarker platform to three commercial areas, which we refer to with the designations Rx, Tx and Dx:

•	collaborating with biopharmaceutical companies for the more efficient development of their drugs (Rx);
•	advancing our own drug candidates through pairings with our diagnostic, prognostic and monitoring biomarker tests (Tx); and
•	developing commercial tests for diagnosis and monitoring of large unmet medical needs (Dx).

Collaborations with biopharmaceutical companies for more efficient development of their drugs (Rx)

Our programs with biopharmaceutical companies consist of biomarker-centered research and development arrangements, milestone-based collaborations and co-exclusive discovery programs. By measuring the rates at which the activity of biological processes that cause human health and disease are occurring in an individual, our biomarker tests are designed to be predictive of the clinical progression and severity of disease and therefore the overall likelihood of clinical end points such as disability, loss of mobility, reduced cognition or function, severe medical complications like heart-attack, or death. These biomarkers are used by pharmaceutical and biotechnology companies to reduce the risk and increase the efficiency of developing drug candidates by guiding decision-making throughout the drug development process, including validating potential targets for drug development, rapidly testing for early evidence of therapeutic benefit, selecting the most promising candidate in a class of drugs, confirming whether the benefits shown in animal studies are replicated in humans, identifying optimal drug dose and regimen, identifying patients or subgroups of patients with a disease who are most likely to benefit from a particular treatment, identifying potential adverse side effects for a drug early in the development process and discovering additional therapeutic uses for drug candidates and approved drugs.

Over the past decade, we have established an extensive record of revenue-generating drug co-development programs with pharmaceutical and biotechnology companies. Building on that experience, over the past three years we have entered into more comprehensive arrangements that include technology access fees, license fees and milestones. While we have limited experience entering into these types of arrangements, we believe they better recognize the value that our services and technology provide. We believe our drug development support programs in this area will continue to grow, helping to support our operations while we develop our other programs.

In addition, we believe our recent development of biomarkers relevant to exercise, fitness, muscle, diet, weight control, skin care and personal appearance will create opportunities for research and marketing programs with consumer product companies to advance the non-prescription wellness products and services of those companies.

Advancing our own drug candidates through pairings with our diagnostic, prognostic and monitoring biomarker tests (Tx)

We also seek to pair therapeutic agents with our biomarker tests for what we believe is the next generation of personalized or precision medicine and wellness management. We intend to focus on linking therapeutic agents with our biomarker tests in two ways. First, we intend to pair biomarker tests with selected drug candidates licensed by us that we advance through Phase 1/2 human proof-of-therapeutic-concept trials and that would then be sold or licensed to third parties for regulatory approval and commercialization. The initial in-house drug candidates that we intend to develop are for neurodegenerative diseases, such as Parkinson’s disease and ALS, and for acute coronary syndrome or fatty liver disease. Second, we intend to seek out opportunities to identify and advance drug candidates that have encountered problems or are currently stalled in the development process. We intend to focus on candidates in our primary medical areas of expertise, including muscle biology, fibrotic diseases, CLL, neurodegenerative diseases, cardiometabolic diseases, skin care and cancer. We believe that by using our diagnostic, prognostic and monitoring biomarker tests, or biomarker tests, we can rapidly and inexpensively generate proof-of-concept information about a drug candidate that be useful in determining whether and how to advance the candidate. For example, we believe that the efficacy, optimal patient population, most effective and safe dose and regimen may be determined in small proof-of-concept clinical studies through the use of our biomarker tests. We intend to seek in-licensing or milestone-based or royalty-generating collaborations for drug candidates. In this manner, we believe that we can add value to our own drug candidates as we have done for the drug candidates of our biopharmaceutical company partners.

We believe therapeutic-biomarker test pairings would allow physicians to personalize for each patient the selection of treatment options, monitor the progress of treatment, revise treatment plans if necessary and minimize undesirable side effects by basing treatment decisions on the activity of causal processes of diseases targeted by the treatment. We believe that this approach will work more effectively than is possible with the conventional approach, where we believe the activity of causal processes of disease are not measured or monitored.

We believe that pursuing programs in these three areas provides us with opportunities to generate revenue in the near-term and in the future.

Developing commercial tests for diagnosis and monitoring of large unmet medical needs (Dx)

We are focused on developing and marketing biomarker tests that will provide personalized information about the activity of key biologic processes underlying health and disease. We intend to seek 510(k) clearances or pre-market approvals, as required, depending on each biomarker test’s specific use, from the U.S. Food and Drug Administration, or FDA, for these biomarker tests. Once cleared or approved, physicians may use them in making decisions about prescription therapies, which we refer to as prescription applications, and a wider variety of healthcare providers, such as personal trainers, team trainers, dieticians and sports medicine physicians, may use them in wellness management programs, which we refer to as non-prescription applications. We intend to initiate follow-up clinical studies over the next three years to support expanded prescription applications of these tests. These tests are minimally-invasive, as they are performed from body fluids rather than requiring biopsy or surgical samples of tissues. We intend to use the same 510(k) FDA-cleared tests for both non-prescription and prescription applications. We also intend to develop a clinical laboratory to perform these tests, for which we will seek CLIA certification. We believe that our laboratory could be CLIA-certified in 2015.

We initially intend to market our tests for non-prescription applications in the wellness and disease prevention setting to enable consumers to make more informed life-style decisions, such as those relating to muscle biology, exercise, diet and related activities. In particular, our initial focus is to seek regulatory clearance for our biomarker tests related to muscle mass, muscle quality, and the body’s rate of metabolism, which we believe will reveal to individuals and their healthcare providers how well a program or set of life-style choices is working to achieve targeted goals related to improved wellness and disease prevention. We intend to market these biomarker tests through relationships with healthcare providers, including personal trainers, team trainers, dieticians and sports medicine physicians, and to third parties that provide diet, exercise and nutritional products and services. We anticipate that these tests will be adopted more quickly by non-physician healthcare providers and their clients than tests for prescription applications because tests for non-prescription applications do not require approval from third-party payors. We believe that our strategy of working through relationships with healthcare providers will provide us access to the health and wellness markets without requiring us to sell directly to consumers.

Our biomarker tests for prescription applications are designed to provide physicians with a tool to diagnose diseases earlier in the progression of disease, measure a patient’s level of disease activity more precisely and individually over the course of the disease, measure the underlying cause and progression of each person’s disease, and monitor a patient’s response to therapy over time. We believe our biomarker tests provide advantages over existing static biomarkers. In addition, our existing biomarker tests are designed for application in areas where there are no, or no widely available, alternative tests. The prescription applications for our initial biomarker tests are directed at identifying muscle conditions, such as sarcopenia, cachexia, and muscular dystrophies. Sarcopenia is the degenerative loss of skeletal muscle mass, while cachexia is the loss of body mass that cannot be reversed nutritionally.

We expect to initiate the FDA 510(k) clearance process for our first muscle biomarker tests in the second half of 2014. We are also developing in our pipeline for routine commercial application other biomarker tests that we have used in research settings with academic institutions, foundations, and pharmaceutical and biotechnology companies. These include tests for fibrotic diseases starting with non-alcoholic fatty liver disease; CLL; neurodegenerative diseases such as Parkinson’s disease, amyotrophic lateral sclerosis, or ALS, Huntington’s disease and Alzheimer’s disease; skin care; cancer (solid tumors); and cardiometabolic diseases. We intend to submit these tests to FDA for 510(k) clearance, or pre-market approval, after we seek clearance for our muscle related tests.

Our Strengths

We believe that our proprietary biomarker platform has the following competitive advantages:

Our rate-based biomarkers are designed to capture the underlying activity of causal processes of disease and have the potential to transform the approach to the management of disease and wellness.

We believe that measuring molecular fluxes directly reveals the activity of the biological processes that are responsible for the initiation, progression, severity or reversal of a disease, and that measurements of molecular flux rates provide information that is more interpretable, actionable and likely to be more predictive of clinically meaningful endpoints than measurements of genes, proteins and other static components of a biological system. Biological processes, which involve a linked series of genes, proteins and small molecule metabolites in a cell or in the body, carry out most of the important functions in the organism. We believe that many diseases are caused by abnormal flux rates of molecules through critical biological processes. When the flux rates through these processes are disrupted, disease can result. Because of our ability to measure fluxes and thereby identify the activity of causal processes, we believe our technology has advantages over gene-based approaches and other techniques that only identify static biomarkers.

In the circumstances where biomarkers are being used in contemporary medicine to capture the underlying causes of disease, such as with infectious diseases or single hormone deficiencies, they have had significant effects on disease therapeutics and may affect sales of medicines. We believe that because our approach to biomarkers is applicable to the activity of causal processes of many diseases, our approach has the ability to have even more broadly significant therapeutic and commercial benefits. This is consistent with what we believe is a generally accepted goal of contemporary medical care, which is to reduce the reliance of physicians and other healthcare decision-makers on their individual clinical experience and to increase their reliance on evidence-based indicators, including tests that can provide quantitative metrics.

The commercial value of our technology has been demonstrated through our history of revenue generating programs with pharmaceutical and biotechnology companies and research foundations and through our scientific collaborations with academic physicians.

We believe that the past decade of successful application of our biomarker technology to guide drug development decision-making by our collaborators and to identify biomarker-guided treatments for common human diseases by academic physicians provides the foundation for broader commercial applications of our biomarker platform to the diagnosis and treatment of disease. Our biomarker platform has been used by over 25 pharmaceutical and biotechnology companies, including GSK, Pfizer, University of Cambridge, EMD Serono, Takeda Pharmaceutical Company, Nestle and Amgen Inc., or Amgen, as well as the NIH and medical research foundations, such as the Michael J. Fox Foundation, the Cure Huntington’s Disease Initiative Foundation, or CHDI, and the Susan G. Komen Breast Cancer Foundation. Through March 31, 2014, we have received approximately $48.0 million in revenue from our collaborations and various grants. Our biomarker platform has also been used in approximately 73 human research studies through collaborations with academic physicians and opinion leaders in a number of disease areas. These human research studies using our biomarker platform include muscle biology, fibrotic diseases, neurodegenerative diseases, cardiometabolic diseases, skin care and cancer. As a result of these collaborations and other research, we have published more than 90 peer-reviewed articles in scientific journals. We believe this extensive record of human research represents repeated validation of our capacity to identify specific molecular fluxes revealing the activity of the causal processes in human disease and to provide drug developers and physicians with information on the causes, severity and treatment response of diseases.

Our biomarkers address unmet medical needs, including tests of brain function, that we believe will qualify for high levels of reimbursement.

We believe our biomarker tests can be used to solve long-recognized problems and fill unmet medical needs providing critical information about potentially serious and costly diseases. For example, our minimally-invasive tests of muscle biology, fibrotic diseases, neurodegenerative diseases, cardiometabolic diseases, skin care and cancer, address unmet medical needs that have been recognized for decades in their respective fields. We believe that the ability of our biomarkers to test brain chemistry and function without requiring brain tissue is a highly differentiating feature of our platform that can be used to understand health and disease in the brain. These types of tests provide not only diagnostic information but also information that can be used to guide the development of new treatment strategies and for recurrent monitoring. We believe these tests, especially in areas for which there is no effective treatment, would qualify for high levels of reimbursement by third-party payors.

Our biomarker tests are simple and minimally-invasive and can be used to monitor disease progression.

Our tests are simple and minimally-invasive due to rapid advances in high-end mass spectrometry combined with our proprietary innovations. We are able to measure the synthesis and breakdown rates of up to several hundred proteins at the same time from samples as small as a few drops of dried blood on a filter paper, a swab of urine or saliva, or a tape strip touched to the skin. These tests are simple and easy to administer. Samples can be collected in outpatient medical settings as well as in non-medical settings such as gyms, cosmetics counters or weight-loss clinics.

In addition to the initial diagnosis, our biomarker tests can be used in monitoring an individual over time. Monitoring applications for our tests include following the progression of a disease, the response of a disease to treatment and the response of a healthy person to wellness and disease prevention interventions. We believe that monitoring applications have a substantial commercial advantage over initial diagnostic applications by providing repeated revenues.

Our biomarker platform is built on a strong intellectual property portfolio.

We believe that an essential element of the value of our biomarker platform technology is the intellectual property that we have assembled in the field of molecular flux biomarkers over the past decade, including over 85 issued and approximately 20 pending U.S. and international patents exclusively licensed by us from the Regents of the University of California, which were invented or co-invented by our President and Chief

Scientific Officer and University of California professor Dr. Marc Hellerstein, as well as approximately 7 pending patent applications that we hold directly. This patent portfolio includes several seminal patents in addition to a number of other broadly enabling patents, including patents for the use of molecular flux measurements for drug discovery or medical diagnostics, the synthesis and breakdown of all of the proteins in the proteome, the screening of drug combinations for unexpected actions, including toxicities, and “virtual kinetic biopsies” for diagnostic measurements of disease processes occurring in tissues by measurements from body fluids.

Our proprietary library, or Atlas of Molecular Kinetics, can be used by our collaborators for drug discovery and development.

We have generated a proprietary library of data, which we refer to as our Atlas of Molecular Kinetics, containing millions of measurements of rates of the synthesis and breakdown of proteins and other molecules in animals and humans under a variety of experimental conditions. By interrogating the atlas, our pharmaceutical and biotechnology collaborators can obtain data for which they otherwise would have to perform biological experiments. This proprietary atlas will continue to grow as data accrues from our biomarker studies, and we believe it will increasingly represent a highly valuable resource to drug developers.

Being a biomarker platform company enables us to leverage our core capabilities and resources to pursue multiple commercial opportunities.

Our focus on our biomarker platform and tests means that unlike most pharmaceutical and biotechnology companies, which focus on chemical compositions of matter, or drug candidates and targets, we have the opportunity to pursue multiple areas for success, rather than being subject to the results of one or a handful of drug candidates. We believe our biomarker platform and our tests can be leveraged across several seemingly disparate commercial areas because of an efficiency of resources, costs and efforts. Our tests will all use the same CLIA laboratory facility, depend on the same patent portfolio, and will be measured with the same instruments, in addition to sharing the same FDA 510(k) clearances or approvals assuming the cleared or approved claims permit such use. In the case of our tests of muscle biology, for example, we believe the same tests of muscle mass and muscle quality can be used for the diagnosis and treatment of sarcopenia, cachexia and muscular dystrophies; for non-prescription applications, such as out-patient wellness management by trainers and dieticians; for development of muscle anabolic drugs by pharmaceutical companies; and to increase enrollment through elective monitoring programs offered by weight loss or fitness consumer companies.

We believe our platform provides us with opportunities to pursue diverse objectives, including collaborating with drug developers, accessing the consumer wellness markets by working with wellness providers rather than directly with consumers, pursuing collaborative programs with consumer products companies that can differentiate their marketing based on science-based research, pairing the sales of our therapeutic agents to our biomarker tests and partnering our inventions with instrument and diagnostic companies.

Our Strategy

Our objective is to transform drug development, personalized medicine and wellness management by utilizing our biomarker-guided proprietary platform technology. To achieve this objective, we intend to stay focused on our core technology platform and leverage its applications in ways that build on our experiences and past success as we transition to new commercial areas. Our strategy includes the following:

•	Pursuing comprehensive programs with biopharmaceutical company partners to make their drug development more efficient, including our milestone-based program with GSK in muscle biology. We intend to focus on our muscle biology programs, which we believe reflect opportunities in all three areas of our business. We have an existing collaboration with GSK, which includes work on the development of biomarker tests relevant to muscle biology, including muscle wasting. GSK paid us $1.0 million in December 2013, another $1.0 million in April 2014, and will pay us up to an additional $1.0 million per program if GSK elects for us to initiate biomarker discovery activities in other program areas. For each of these program areas, GSK may owe us up to a total of $11.0 million in additional payments based on the achievement of certain milestones relating to the biomarkers identified in the program. GSK will also pay certain royalty payments owed under the patent rights that we licensed from the University of California. We intend to initiate the FDA 510(k) clearance process for our first muscle biomarker test in the second half of 2014, which we initially intend to market for non-prescription applications in connection with exercise programs to athletes, trainers, doctors, or others who are concerned about the loss of muscle. We also are pursuing opportunities to pair our biomarker tests with drug candidates that have encountered problems or are currently stalled in the development process.
•	Establishing CLIA laboratory infrastructure and obtaining regulatory clearances or approvals for our biomarker tests. After submitting our muscle biomarker tests for regulatory clearance, we intend to seek FDA clearance or pre-market approvals for other biomarker tests for which we believe there is a significant unmet medical need, including tests for fibrotic diseases, starting with non-alcoholic fatty liver disease, or non-alcoholic sclerosis hepatitis, or NASH, CLL, neurodegenerative diseases, cardiometabolic diseases, skin care and cancer. We also intend to establish a CLIA-certified laboratory to maintain control over the implementation of our biomarker tests and to achieve higher margins from those tests than if they were performed by other laboratories. In addition to the development of a CLIA laboratory, we intend to develop our commercial operations to include marketing of our wellness products, sales of our prescription biomarker tests and expanded corporate relationships.
•	Marketing our biomarker tests for non-prescription and prescription applications. We initially intend to market our biomarker tests for non-prescription applications in the wellness and disease prevention setting to enable consumers to make more informed life-style decisions, such as those relating to diet, exercise and other activities. We intend to market these biomarker tests through collaborations and programs with health and wellness providers and to companies that provide diet, exercise and nutritional products and services. We anticipate that these tests will be adopted more quickly by non-physician health and wellness providers than for medical applications because tests for non-prescription applications do not typically require obtaining reimbursement by third-party payors as the costs will typically be borne by consumers. We also believe that our strategy of working through partnerships and programs with healthcare providers provides us access to the health and wellness markets without requiring us to market directly to consumers. In addition, we intend to market our tests to physicians for use in making decisions about prescription therapies. We believe our biomarker tests will help physicians diagnose diseases earlier in the progression of disease and measure precisely and individually a patient’s level of disease activity, the underlying cause and progression of disease and a patient’s response to therapy. The prescription applications for the biomarker tests for which we are seeking our initial approvals are directed at identifying muscle conditions, such as sarcopenia, cachexia and muscular dystrophies, followed by approvals for other conditions for which we believe there is a significant unmet medical need, including tests for fibrotic diseases, neurodegenerative diseases, cardiometabolic diseases, skin care and cancer. We believe our strategy of marketing to health and wellness providers and to physicians will support our efforts to encourage the use of our biomarker tests to screen large populations, including by governments, foundations and other non-governmental organizations.
•	Establishing research and marketing relationships with consumer wellness companies particularly in the areas of exercise, fitness, muscle, diet, weight control and skin care. We intend to establish research and marketing relationships with consumer companies that have health-related products and services. For example, we are currently in negotiations related to a collaborative program with a multi-national nutritional and consumer products company to identify from among our existing tests a suite of easily performed biomarker tests that can inform healthy individuals about their degree of wellness. The goal of the human study is to establish routine diagnostic protocols for grading each person along a scale of wellness criteria using our molecular flux biomarkers. Our longer-term objective is to develop sales recommendations for consumers of non-prescription products, services and integrated programs. We intend to pursue a number of broad programs of this type that we believe will involve human research with implications for marketing of products.
•	Identifying and pursuing therapeutic opportunities through which our technology may provide a developmental advantage, including our current candidate that we are pursuing in neurodegenerative diseases and our current candidate that we are pursuing in cardiometabolic diseases and/or fatty liver disease, as well as future opportunities to advance drug candidates that may be advantaged by our tests. For our paired drug approach, we initially intend to work to develop our own licensed drug candidates through Phase 1 or Phase 1/2 trials: noscapine in neurodegenerative diseases paired with a biomarker of neuronal dysfunction and an apo-A1 mimetic 5A peptide licensed from the NIH for acute coronary syndrome, paired with a biomarker of reverse cholesterol or a biomarker of fibrogenesis. By pairing these candidates with our biomarkers, we believe we can use our platform technology to efficiently structure clinical trials and to eventually aid physicians in identifying individuals who would most benefit from the compounds. From time to time, we may also consider opportunities to acquire or license product candidates or approved drugs to advance through pairings with our biomarker tests.

Market Overview

We believe there are significant opportunities to use our biomarkers to guide decisions in drug research and development, in medical practice and in wellness markets.

Drug Research and Development

Drug research and development today is a time-consuming and expensive process. The Pharmaceutical Research and Manufacturers of America, or PhRMA, a trade group representing drug research and development companies in the United States, estimates that its members — which constitute only a cross-section of the overall industry — spent $48.5 billion on research and development in 2012. Large amounts are spent on the development of individual drugs. In its December 2012 study, the independent U.K. research organization, the Office of Health Economics, reported that the mean cost to develop a drug was approximately $1.5 billion. However, when taking into account the cost of drug candidates that were not successfully developed, based on a review of annual reports of pharmaceutical companies between 1998 and 2002, the InnoThink Center for Research in Biomedical Innovation estimated the number to be around $4.0 billion reported in 2011 dollars. While the industry is large overall, and individual drug costs are expensive, EvaluatePharma estimated in 2010 that research and development spending is expected to grow at just 2% per year from 2011 to 2016. The overall size of the market and the anticipated slow rate of growth in the industry are coupled with what we believe are indicators of stress, including significant reductions in force and a push toward more outsourcing. Moreover, according to a 2001 study cited in a 2013 report by the FDA, the percentage of patients for whom drugs are ineffective ranges from 38% to 75%, depending on the class of drug. While the efficacy of drugs varies from class to class and the lack of efficacy in a given patient may reflect a complex interaction of factors, there is significant room for improvement in developing clinically effective drugs. We believe there are opportunities to help drug development companies become more efficient and effective in their research and development activities, including through the use of biomarkers. According to a 2012 report by Marketresearch.com, the biomarker services market generated approximately $13.0 billion annually as of 2011 and is projected to grow at approximately 15% per year over the next four years.

Diagnostic Testing

Diagnostic tests are used by physicians to identify a patient’s disease, and in some cases, sub-type of disease, as well as to measure how a disease is progressing in a patient and the efficacy of treatment options. Diagnostic testing is a growing part of the overall healthcare market in the United States, with a 2011 report from PricewaterhouseCoopers indicating that diagnostic tests impact more than 60% of critical healthcare decisions. The growth of diagnostic tests has been fueled by the development of new and more focused tests, including those that are designed to be used to determine whether a particular treatment is likely to be effective. As more specialized diagnostic tests are developed, third-party payors are increasingly requiring specific diagnostic tests before approving for reimbursement certain types of therapeutic treatments.

We are currently focused on commercializing our biomarker tests for use in six areas: muscle biology; cancer; fibrotic diseases, including non-alcoholic fatty liver disease; neurodegenerative diseases; cardiometabolic diseases and skin care. Each of these areas provides us with significant opportunities:

•	Muscle Biology. Our biomarker tests in this area measure muscle mass and quality and metabolic rates, which we expect can be used to address diseases that affect significant numbers of people,

including sarcopenia, cachexia and muscular dystrophies, as well as have significant uses in diet and exercise settings. Sarcopenia alone is estimated to effect approximately 7% to 10% of persons that are 60 years and older, with an estimated 20 million patients affected, many of whom remain undiagnosed. Sarcopenia is also commonly associated with disability and was estimated to cost the U.S. healthcare system approximately $18.5 billion in 2000.
•	Chronic Lymphocytic Leukemia (CLL) and solid tumors. Our biomarker tests in this area measure the proliferation rate, or mitosis, of tumor cells and turnover of cellular proteins in CLL cells. According to a 2013 study from the American Cancer Society, CLL is the most common leukemia in North America accounting for approximately 30% of all leukemias in North America. According to the North American Association of Central Cancer Registries, between 1997 to 2002, CLL has incidence rates among men and women in the United States of approximately 6.75 and 3.65 cases per 100,000 population per year, respectively. The incidence of CLL increases rapidly with increasing age, with a median age at diagnosis of 72 years. Each year in the United States, approximately 15,000 new patients are diagnosed with CLL. Of those patients, approximately one-third have a clinically aggressive, progressive form of the disease, and approximately two-thirds have an untreated, early-stage (Rai 0,1,2) form of the disease. In addition, prostate cancer, a solid tumor, is the most common male malignancy and the second leading cause of cancer-related death in American men. In the United States, approximately 192,000 men were diagnosed with prostate cancer in 2009, the majority with low-risk prostate cancer. Because low-risk prostate cancer is managed by active surveillance, or “watchful waiting,” to avoid over-treatment of tumors that carry minimal health risk, we believe tests that predict the risk for disease progression in low-risk prostate cancer are critically needed.
•	Fibrotic diseases. Our biomarker tests in this area measure the rate of scar formation and breakdown in tissues that are subject to important fibrotic diseases, such as liver, lung, skin and heart. In 2008, an article in the Journal of Pathology reported that current health statistics reflected that diseases involving fibrosis cause nearly 45% of all deaths in the developed world. We believe that the rise of fatty liver disease associated with increased obesity is particularly important. An estimated 30 million patients have non-alcoholic fatty liver disease in the United States. Although only a small fraction, estimated as 5% to 15%, of fatty liver patients progress to advanced fibrotic disease, hepatitis, fibrosis or cirrhosis, non-alcoholic fatty liver disease is now the leading cause of liver cirrhosis.
•	Neurodegenerative diseases. Our biomarker tests in this area measure neuronal dysfunction in the brain through measurements of brain protein fluxes sampled from cerebrospinal fluid. The field of neurodegenerative diseases includes diseases such as ALS, Parkinson’s disease, Huntington’s disease and Alzheimer’s disease. The Harvard NeuroDiscovery Center reports that in 2013, 30,000 Americans suffered from ALS, 1 million from Parkinson's, 30,000 from Huntington's disease, 300,000 from multiple sclerosis and 5 million from Alzheimer's disease. Because neurodegenerative diseases strike primarily in mid- to late-life, the Harvard NeuroDiscovery Center reports that incidence of these diseases is expected to increase as the population ages.
•	Cardiometabolic diseases. Our biomarker tests in this area measure the synthesis rate of fat in liver from a blood test, the production and removal rates of fat-transporting proteins in blood and rates of reverse cholesterol transport and dysfunction of fat cells and adipose tissue, as well as glucose use by tissues. Cardiometabolic diseases, such as fatty liver disease, coronary artery diseases and diabetes and insulin resistance, continue to effect large segments of the population. According to the American Diabetes Association, in 2011, 25.8 million Americans, or 8.3%, had diabetes and, for Americans 65 years or older, 26.9% had diabetes. According to the American Heart Association, in 2008, 785,000 Americans had a first heart attack, 470,000 Americans had a recurrent heart attack and 795,000 Americans had a first or recurrent stroke. In addition, it is estimated that in 2004 approximately 30% of Americans had fatty liver disease.
•	Skin care. Our biomarker tests in this area measure skin rejuvenation rate and the production of endogenous oils, which potentially have applications in diseases that affect large segments of the population, such as in the area of psoriasis. A 2013 literature review published in the Journal of Investigative Dermatology estimated that the incidence of psoriasis in adults varied from 78.9 per 100,000 person-years (United States) to 230 per 100,000 person-years (Italy). In addition to psoriasis, which affects an estimated 7.5 million patients in the United States, our biomarker tests for skin care and dermatology potentially address acne, which affects an estimated 40 million people in the United States, and scleroderma, which affects an estimated 300,000 people in the United States.

Wellness Markets Opportunities

We intend to pursue opportunities for our biomarker tests to be used by companies in the health and wellness markets to advance the development and potentially sales of their non-prescription wellness products and services and by health and wellness professionals, such as personal trainers, team trainers and dieticians, as well as sports medicine physicians, to help manage wellness programs.

Drug Research and Development, Medical Care and Health and Wellness Decisions Suffer from Insufficient Information that is Relevant and Functionally Interpretable

Despite the amount of investment in medical research, drug development is a difficult and uncertain process. Drug candidates have high failure rates, making the cost of new drug approval prohibitive for some drug candidates. A Nature Reviews analysis from 2004 reports that there was greater than a 98% overall failure rate for drug candidates, greater than a 90% failure rate after drugs complete preclinical studies and have entered human testing, and approximately a 50% failure rate for drugs that have completed Phase 3 studies. This failure rate, or drug attrition, is often due to the lack of efficacy of the drug candidate or unexpected toxic effects. We believe the failure to identify both of these problems early in the drug development process is related to both the unpredictability of complex biologic systems and the approach used in modern drug development.

We believe that drug development today is largely focused on an approach grounded in molecular biology. Molecular biology is the study of biology at the molecular level, and when applied to disease, looks principally at finding genes and proteins that are presumed to be the cause of disease. The idea behind molecular biology is to help find and fix or address the defective gene or protein. We believe that the approach has been adopted by the pharmaceutical industry and academia on a widespread basis, and the focus in much of drug development has turned to identifying specific gene and protein targets and leads associated with disease. Consistent with the molecular biology approach to disease, the Human Genome Project, which is an international effort to map the gene sequence of humans, was expected by many to lead to a flood of new treatments. But significant numbers of treatments have not materialized, despite identification of almost all human genes. Because of the complexity of disease, we believe that knowing what genes may be associated with a disease has alone not provided researchers with enough information to know how to treat disease.

One exception that we believe is important to understanding this rule is certain cancers. Genetic biomarkers used in cancer treatments have had some important successes in clinical medicine. Cancer, however, is well established to be a disease of gene mutations, so we believe it is not surprising that genetic biomarkers may provide causal information and be predictive in this setting, but are not likely to be successful for other diseases that lack such a well-established basis in genetic mutations.

Even when a drug obtains regulatory approval and begins to be marketed, there is no assurance that it will be commercially successful.

Similar to the challenges in drug research and development, where drug developers have difficulty predicting the effect a drug candidate will have on disease in medical care, physicians have difficulty predicting whether a particular drug will be effective in a particular patient. Although common diseases are increasingly recognized to have many sub-types and variants, and each patient’s disease has an individual version and history, we believe that patients with many diseases continue to be lumped together and medicine use continues to be based on statistics rather than the particular biology of each person’s condition. Some diseases, such as lymphoma, are now sub-divided into more than 60 variants, which have specific treatment implications. The results of such sub-typing have generally been greatly improved clinical outcomes. However, in clinical medicine, sub-typing is the exception and not the rule, and clinicians are generally faced with not having enough information about patients and treatments to select the best treatment approach to disease. Accordingly, we believe that biomarker tests that capture the causal processes underlying disease progression and predict clinical outcomes could increase the efficiency of drug development not only by increasing drug approvals, but also by increasing the likelihood of commercial reimbursement and sales.

Consumers and the health and wellness professionals also suffer from a lack of relevant information on which to base wellness decisions. The molecular biology-based approach of identifying, for example, a gene for obesity has not worked well to identify people at risk for obesity and to help them make appropriate life style choices. In fact, a striking discovery from intensive human genetic studies is that measuring genes can explain only a small percentage of conditions that studies indicate are inherited, such as a person’s height or risk for type 2 diabetes. Studies indicate that more than 80% of the differences among people for height are due to inheritance, yet today only a few percent of height differences can be explained by identified genes. Similarly, an individual has an approximately 70% probability of developing type 2 diabetes if both parents have type 2 diabetes, but only a few percent of that risk can be explained by identified genes, despite extensive research. We believe this failure to identify individual risk-factor genes for these traits are because genetics and biology are complex and interactive, so that most things in one’s body are not predictable from a small number of genes. To this point, although there are a number of companies that promote genetic testing for daily life risk assessment and life-style decisions, we believe that genetic and genomic tests alone are not sufficient for guiding wellness decisions.

The Move Toward Personalized Medicine in Drug Development and Medical Care and the Use of Biomarkers

The move toward personalized or precision medicine is intended to address some of the challenges that have historically faced both drug research and development and medical care. The idea behind personalized or precision medicine is to give the right patient the right drug in the right dose at the right time. This requires the ability to sub-divide patients with a particular disease in treatment-relevant ways by indicating whether a particular patient is likely to respond, or is already responding, to a particular therapeutic treatment. The ability to sub-divide patients in that way today is largely being driven by the use of biomarkers, which are indicators of the activity of biological processes associated with disease. We believe that human research, particularly in therapeutics, is rarely productive without informative biomarkers, because clinically meaningful outcomes often take years and are influenced by many confounding factors.

Biomarkers are currently being used to facilitate personalized or precision medicine, to identify patient subsets instead of homogeneous diseases, to use the biology of disease to predict outcomes, and in some cases to use the biology of disease to determine treatment. And, many examples support the trend toward reliance on biomarkers as critical elements of drug development and medical practice. In personalized medical diagnostics, patient subsets now define once-homogeneous diseases, the biology of disease is used to predict outcomes, and in some cases the biology of disease determines treatment, such as is the case with lymphoma. Biomarkers also play a role in paired therapeutics and diagnostics by facilitating precision medicine that gives the right drug in the right dose to the right patient, such as is the case with blood thinners, in biomarker tests that are required by third-party payors to use and continue a drug, and in the field of companion diagnostics, where the use of a drug is paired by the FDA label to a gating, companion biomarker test, such as the pairing of Herceptin with a test for HER2 protein.

There are Many Compelling Examples in Contemporary Medicine Where Informative Biomarkers Transformed the Treatment of a Disease and Sales of Medicines

There are a number of examples that we believe show how an informative biomarker can transform treatment of a disease and the sales of drugs. In the early 1990s, the viral load test of Human Immunodeficiency Virus (HIV) in blood was developed and shown to predict the rate of progression to death in Acquired Immunodeficiency Syndrome, or AIDS, patients. Reduction in this biomarker, the plasma HIV viral load, by ritonavir, which was first protease inhibitor drug, was then shown to predict a delay in death. The FDA quickly allowed use of plasma HIV viral load to be used as a surrogate marker for antiretroviral drug trials, which allowed effective multi-drug combinations to be rapidly approved, based on response of the biomarker rather than delay in death. Clinicians also began to routinely use plasma HIV viral load in combination with multi-drug regiments to manage HIV-infected patients. As a result, between 1993 and 1997, the death rate for people with AIDS in the United States fell by more than 50% and has dropped by approximately 80% since approval of antiretroviral treatment in 1995. We believe that this remarkable public health accomplishment grew out of the pairing of an informative causal-process biomarker with drugs that had measurable effects on the biomarker.

There are also many examples of the transformative value of biomarkers in the area of infectious diseases, including strep throat. When a child has a sore throat and fever, the key test that a doctor will perform is a throat culture, to test for infection with the streptococcus bacterium. That is a biomarker test. Presence of the biomarker has important medical consequences, because it indicates that use of a penicillin or related antibiotic is required, largely to prevent complications of strep infection, such as rheumatic heart disease.

Finally, the field of endocrine deficiencies is another example where biomarkers have changed therapeutics dramatically. It is now a simple matter to manage deficiencies in thyroid hormone, such as in Hashimoto’s disease, glucocorticoids, such as in Addison’s disease, sex steroids, hormones of salt metabolism, and others, by measuring the relevant hormones in the body and administering replacement hormone to normalize levels.

Why These Examples of Transformative Biomarkers Have Not Been Replicated Successfully in Most Common Chronic Diseases and How We Believe Our Biomarker Approach is Different

We believe that for all the examples of transformative biomarkers discussed above there were biomarkers available of relatively simple underlying causal factors leading to each disease — for example, an infectious agent or a single missing hormone. But common diseases that are growing in incidence in the modern world, with aging populations and more sedentary life-styles, such as Alzheimer’s disease, Parkinson’s disease, arteriosclerotic heart disease, type 2 diabetes, sarcopenia, obesity, osteoarthritis, liver cirrhosis, and others, are not caused by a single gene or a small number of genes and are not known to be caused by an infectious agent or a single missing factor. We believe biomarkers that are based on genetic testing or measurements of most other static components will not capture the activity of underlying biologic processes that are causal in these diseases because the activity of these causal processes by their nature involve the flux of molecules through dynamic biologic processes.

We believe that the exceptions to this rule, that is, the relatively small number of informative static biomarkers that have been identified for common non-infectious diseases prove the point that informative biomarkers can be medically transformative and commercially powerful. For example, in arteriosclerotic heart disease, long years of research identified factors like blood pressure and blood cholesterol levels that correlated with blood vessel disease. We believe that biomarkers for the activity of causal processes that lead to diseases such as Alzheimer’s disease, Parkinson’s disease, liver cirrhosis, type 2 diabetes, sarcopenia, obesity and others would similarly transform these conditions. But, to do so the biomarkers will have to measure the underlying activity of causal biologic processes, which we believe means that they will have to measure the flux of molecules through dynamic biologic processes.

Our Solution

Our approach to solving problems in healthcare focuses on the discovery and application of transformative biomarker tests that can be used to guide decisions in drug development, medical practice and wellness management. By measuring the activity of biological processes that are causal in human health and disease, our biomarkers are designed to be predictive of the clinical course of diseases. The advantages of our biomarker platform include that it:

Measures the Flux Rate of Molecules.  We believe many diseases are caused by abnormal flux rates of molecules through critical biological processes. Biological processes, which involve linked series of genes, proteins and small molecule metabolites in a cell or in the body, carry out important functions in the organism. Disruption of the flux rates through these processes can result in disease. Our biomarkers capture, in a single measurement, the flux rate of the key molecules involved in the biological processes that maintain human health and cause disease. Our biomarkers can use a single sample to track the rate of activity of a biological target or pathway, such as cancer DNA, muscle protein, tissue fibrosis, or brain chemistry, in physical terms by determining how “hot” or “cold” the target or pathway is running. Molecular flux rates through processes that cause disease represent the rate of activity of these casual processes and are therefore implicitly more interpretable and actionable, and more likely to be predictive for outcomes of disease, than measurements of genes, proteins and other static components of a system. As a result, we believe our biomarkers do not suffer from what we consider to be limitations of other approaches to contemporary molecular diagnostics.

Predicts Disease Progression Despite Biological Complexity.  Biology and disease are complex and interconnected. Because of this complexity, we believe that living systems are fundamentally unpredictable. The interconnected relationships among the components of a biological system cannot be understood by measuring the pieces of the system in isolation. Even methodologies that measure many components of a system at once, such as microarrays, proteomics or genomics, have generally been unable to predict complex disease behavior. This is in part because they do not measure the flux rate of molecules. Our biomarker tests are able to measure these flux rates and have proven in human research studies to be predictive of the clinical progression and severity of various diseases. A recent example of this ability is the finding from a large multi-center trial of CLL patients, funded by the National Cancer Institute of the NIH, which evaluated whether our kinetic biomarker test of CLL tumor cell proliferation could prospectively identify which patients would exhibit aggressive versus indolent clinical behavior over three to five years. The study found that our test identifying high-proliferating (“hot”) versus low-proliferating (“cold”) tumor cells in patients subdivided those patients whose disease progressed from those whose disease remained stable with superior sensitivity and specificity compared to genetic or other static tests used in CLL patients.

Translates from Animals to Humans.  A common problem in drug research is that animal tests are often not predictive of the safety and efficacy of a drug candidate in humans. The availability of tests that help assess whether a drug candidate that works well in animals will work well in humans has been a long-standing goal in drug development. Our tests have been designed to be performed operationally in the same way and to measure the same molecular fluxes in both animals and humans. Accordingly, our tests can be used to identify whether the effect of a drug candidate on a targeted biological process in an animal has a similar effect in humans. In addition, many tests used to measure safety and efficacy in animals are invasive and require tissue samples making it difficult or impossible in some cases to use the same test in humans. Because our tests can be performed in a minimally-invasive manner in humans, our tests are translatable from animals to humans. An example of this is our finding, in a pharmaceutical company collaboration, that a worrisome preclinical toxicity of the company’s drug candidate on a pathway in dogs did not apply in humans, which permitted the company to proceed into human trials with less concern about this potential toxicity. We believe that this finding represents the potential ability of our biomarker tests to “de-risk” previously identified preclinical toxicities by demonstrating when certain risks observed in animal models do not apply or are of substantially lower importance in humans.

Enables Personalized or Precision Medicine.  The idea behind personalized or precision medicine is to give a patient the right drug in the right dose at the right time. Personalized or precision medicine is predicated on the ability to sub-divide patients with a particular disease in treatment-relevant ways by indicating whether a particular patient is likely to respond, or is already responding, to a particular therapeutic treatment. Because our tests measure the activity of biological processes in a particular patient, we are able to measure precisely and individually a patient’s level of disease activity, the underlying cause and progression of disease and the patient’s response to therapy. When applied, we believe this helps physicians make personalized and precise treatment recommendations.

Generates Interpretable and Useful Information for Guiding Drug Development Decisions.  By measuring the flux of molecules in the activity of key biologic processes in the body’s systems, our biomarker platform has been demonstrated to guide decisions in drug development in several ways. These include showing whether or not a target pathway for a particular therapeutic agent is a good point of intervention in disease by relating its rate of activity to disease progression, severity or improvement; identifying the role of different processes in the causation and treatment of specific diseases; and determining whether a gene or protein targeted by drug researchers has beneficial effects when manipulated or is even a likely candidate for intervention against a disease by measuring the effects of manipulation of the target on the rate of the underlying disease-causing process. We believe that this type of information allows better evidence-based decision-making in pharmaceutical research and development and increases productivity and the likelihood of success. An example of this is our finding, in a collaborative study with a large pharmaceutical company, that the company’s lead compound in a Phase 1B ascending dose clinical trial exhibited near-maximal effects on the target pathway at half the intended dose, resulting in the use of a lower dose in the company’s Phase 2 trials for the compound.

Uses Simple, Minimally-invasive Tests.  Most tests identifying disease activity in a tissue require biopsies or other invasive methods of collecting tissue for testing, including surgery. In contrast, our tests are generally minimally-invasive and take advantage of analytic instruments that have become increasingly sensitive and our proprietary technical innovations. Our tests allow us to detect low levels of molecules and measure disease activity and processes of health in tissues in the human body from small amounts of bodily fluids, such as a few drops of blood, urine or saliva, or from a tape strip touched to the skin. Among these are tests based on our proprietary “virtual kinetic biopsy” approach, which uses bodily fluids to measure disease-causing processes occurring in human tissues that are remote and otherwise hard to sample without biopsy or surgical procedure.

Simple outpatient or home monitoring is practical with our tests. For example, dried drops of blood on a filter paper can reveal synthesis or proteins in the muscle or collagen synthesis causing scarring in a fibrotic liver. And, urine on a paper strip can reveal the mass of muscle in a person’s body. These simple sampling techniques allow measurement of processes for several key unmet medical needs.

Enables Generation of Holistic Information.  Our tests can be used to provide a holistic view of the activity of a biological system by capturing the flux of hundreds or thousands of proteins or small molecules at once. For pharmaceutical research, this allows screening in an unbiased way for abnormal biological processes that could contribute to disease, which can lead to the identification of potential therapeutic targets and potential biomarkers. In addition, the large amount of data generated by our tests has led to the development of our Atlas of Molecular Kinetics, which contains over two million measurements on a variety of biological processes in both animals and humans. We believe that our kinetic atlas will become increasingly valuable to companies engaged in drug development because it can help validate the viability of their target selection and development plans prior to engaging in experimental testing. Finally, when used in this way, our tests may identify relationships and patterns among dozens or hundreds of molecular flux rates, which can then be used to characterize disease subtypes or indicate treatment responses that might not otherwise be apparent from more targeted measurements.

Our Achievements

Our biomarker platform has been used in the development of drug candidates and has influenced published literature and medical textbooks about disease and human health. Our platform’s accomplishments include:

•	Generating the first minimally-invasive laboratory biomarkers known to us of muscle mass and muscle quality, or rate of renewal, in humans. Physicians, health and wellness professionals and others in the field of muscle biology have long expressed a need for a minimally-invasive laboratory test that reveals the mass of muscle in an individual or that reveals the rate at which muscle tissue is being replaced or repaired. Our proprietary biomarker test measures those characteristics and has been used by our pharmaceutical collaborators and medical researchers in academia.
•	Transforming the treatment strategy for chronic lymphocytic leukemia, or CLL. CLL, which is the most common form of leukemia in adults, has both aggressive forms and less aggressive forms. Our studies demonstrate the aggressiveness and clinical prognosis in patients with CLL. CLL had previously been thought to be a cancer characterized by impaired death of tumor cells resulting in slow accumulation of these cells over years. Our findings demonstrated that a subset of CLL patients exhibited increased proliferation rates of a “clone” of tumor cells and that these patients had an aggressive form of CLL that progressed rapidly. Our studies showed, we believe for the first time, that when a clone mutates to become hyper-proliferative, the disease becomes more aggressive. We believe that this revised model of CLL suggests that measuring CLL tumor cell proliferation using our biomarker test not only provides a biomarker of clinical prognosis, but that inhibition of cell proliferation with classic chemotherapy agents, which are generally not used in CLL because the disease was not thought to involve high proliferation rates, should be tested in this subset of CLL patients. That belief is based in part on a recent finding from a large multi-center trial of CLL patients, funded by the National Cancer Institute of the NIH, which evaluated whether our kinetic biomarker test of CLL tumor cell proliferation could prospectively identify which patients would exhibit aggressive versus indolent clinical behavior over three to five years. The study found that our test identifying high-proliferating (“hot”) versus low-proliferating (“cold”) tumor cells in patients subdivided those patients whose disease progressed from those whose disease remained stable with superior sensitivity and specificity compared to genetic or other static tests used in CLL. We believe that these findings represent a strong validation of the medical utility of our rate-based diagnostic platform. In particular, we believe that a basic principle of measuring the rate of activity of critical biological pathways that play a causal role in disease is that such measurements are likely to predict the outcomes of disease, and that the findings of this CLL study support this principle.
•	Developing the first biomarker test known to us of disease modifying processes in a neurodegenerative disease. The area of neurodegenerative diseases has lacked biomarker tests of disease modifying processes for diagnosis, monitoring of disease activity and assessing response to treatment. We have developed a biomarker test that measures the function of neurons in the brain related to neurodegeneration. We believe this type of biomarker has the potential for changing drug development and the management of patients.
•	Developing the first blood-based biomarker known to us of the rate of tissue fibrogenesis in humans. Experts and practitioners in the field of fibrotic diseases have for many years expressed the need for minimally invasive tests of tissue fibrosis rates in order to diagnose active fibrotic disease and evaluate the effects of treatment without the need for invasive biopsies. We have developed a blood test that reveals the rate of active fibrogenesis, or the rate at which scar is being formed in the human liver and have shown that this blood test reveals information about liver fibrosis that previously would have required a liver biopsy. We believe that the ability to replace an invasive, dangerous and expensive procedure like a liver biopsy with a single blood test represents a major advance that could have important uses in conditions such as non-alcoholic fatty liver disease, including by providing an opportunity to diagnose the condition at an earlier stage of disease progression. In particular, there are an estimated 30 million people in the U.S. with non-alcoholic fatty liver disease, but only a small fraction progress to advanced fibrotic liver disease, hepatitis, fibrosis and cirrhosis. There are currently no blood tests available to identify which patients are developing liver fibrosis or whether a patient is responding to an early intervention. Accordingly, we believe that this biomarker test is a significant development for liver cirrhosis. This test is currently being used by pharmaceutical companies and academic medical researchers. We are also developing blood or urine tests that reveal the rate of scar formation in other tissues, such as the lung, kidney and heart, for application in fibrotic diseases such as idiopathic pulmonary fibrosis, kidney transplant rejection, scleroderma and heart failure.
•	Demonstrating for the first time the flux basis of immunologic memory after effective vaccination. We have collaborated with a leading authority on immunologic memory at Emory University to understand how long-term immunologic memory is maintained in humans. Immunologic memory is the ability of the body to recognize and attack infectious agents to which the individual has been previously exposed and which is the basis for immunization against common diseases. We used our biomarker tests in subjects who were being vaccinated against yellow fever. Vaccination against yellow fever can generate effective protection against infection in the form of yellow fever virus specific T lymphocytes that persist for 20 to 30 years. We found that the disease-specific T-cells that proliferated in the first 4 weeks after yellow fever vaccination turned out to have a remarkably long life-span in the body when tracked over time using our biomarker platform technology. The residual proliferation rate of these T-cells was low and does not explain the persistent protection from yellow fever infection. These findings provide specific guidance that may be useful for the development of vaccines that might mimic the efficacy of yellow fever vaccines.

Our Biomarkers

Building on our legacy of collaborative relationships and our experience performing biomarker tests in human disease research and drug development settings, we are currently focused on commercializing biomarkers in six areas: muscle biology; fibrotic diseases, including non-alcoholic fatty liver disease; neurodegenerative diseases; cardiometabolic diseases; skin care; and cancer. The chart below identifies the disease and wellness areas in which we have developed biomarker tests, what the tests measure and potential applications for our tests.

Our Biomarker Pipeline

Disease and Wellness Areas	Biomarker Test	Applications of Biomarker Tests
Muscle biology	• Muscle mass • Muscle quality • Metabolism rate of the body	• Monitor treatment for sarcopenia and cachexia • Effectiveness of wellness programs

Cancer (liquid tumors)	• Proliferation rate, or mitosis, of tumor cells and turnover of cellular proteins	• Monitor treatment of CLL
Fibrotic diseases (liver, lung, skin, heart)	• Rate of scar production and removal in tissues	• Monitor course and therapy of fibrotic diseases

Cancer (solid tumors) (prostate cancer, low-risk)	• Proliferation rate of prostate epithelial cells from microdissected prostate biopsy	• Determine and monitor treatment for low-risk prostate cancer

Neurodegenerative diseases (Parkinson’s disease, ALS, Huntington’s disease and Alzheimer’s disease)	• Neuronal dysfunction	• Monitor course and therapy of Parkinson’s disease, ALS, Huntington’s disease and Alzheimer’s disease • Guide noscapine clinical development

Cardiometabolic disease
Diabetes/insulin resistance	• Dysfunction of fat cells and adipose tissue • Glucose use by tissues	• Monitor treatment of insulin resistance and treatment of type 2 diabetes
Fatty liver disease	• Synthesis rate of fat in liver	• Monitor treatment of fatty liver disease
Coronary artery disease	• Production/removal rates of fat-transporting proteins in blood	• Monitor treatment of blood lipid disorders
	• Reverse cholesterol transport	• Guide 5A peptide clinical development

Skin care	• Skin rejuvenation rate • Skin production of endogenous oils	• Collaborations with cosmetic companies • Monitor treatment of acne

Our Lead Program in Muscle Biology

Our muscle biology program represents our most advanced initiative that focuses our proprietary technology on a long-standing need in medicine and wellness management. We intend to continue to develop our muscle program and pursue opportunities in the three areas of our business.

Our agreement with GSK includes contractual milestones based on the research and development of blood- and tissue-based biomarkers for the applications specified in the agreement, which we refer to as Stage 2 criteria. Our muscle-related drug development work leverages our advances in muscle-related biomarkers. We entered into a multi-year collaboration agreement with GSK in June 2012 for the development of novel biomarkers in muscle applications, fibrosis applications and protein acetylome applications. The activity and development under this arrangement is consistent with a number of our other current initiatives. Our revenues from this collaboration were approximately $0.8 million in 2012 and approximately $2.4 million in 2013.

In November 2013, we achieved a contractual milestone under this agreement and in December 2013, we received a $1.0 million payment from GSK in connection with its determination to initiate additional biomarker discovery activities related to one of the program areas under the agreement. We received a second $1.0 million payment in April 2014 for the initiation of additional biomarker discovery activities.

We intend to pursue biomarker tests in muscle biology as our first FDA-cleared tests, including tests used for non-prescription applications in the areas of muscle mass, quality and metabolic rate or fuel utilization. We selected muscle biology as our lead program because we are not aware of other biomarker tests related to muscle biology that can provide comparable information from a simple blood, urine or saliva test. A study at The Pennington Research Center in conjunction with GSK compared our biomarker test in muscle biology, which measures a person’s muscle mass from a few drops of urine, to magnetic resonance imaging, or MRI, examinations of total body muscle mass. The test was conducted in several demographic groups, including young men, older men, post-menopausal women and older women. The estimates of muscle mass by our urine-based biomarker test, based on the dilution of creatine measured in urinary creatine, across these demographic groups correlated highly with those by MRI examinations. While MRI examinations cost approximately $1,000 each in the United States, are uncomfortable for many patients and may be difficult to schedule, we believe that our test would be available at a lower cost and would be much easier and more convenient to administer. We believe this study provides promising evidence supporting our decision to pursue the use of our urine-based biomarker test for the diagnosis and monitoring of altered muscle mass, including for patients with sarcopenia or cachexia, as well as for use in the diet and exercise setting.

We expect to initiate the FDA 510(k) clearance process for our first muscle biomarker test in the second half of 2014, with a goal of submitting a 510(k) application in the first half of 2015. That application will compare our non-invasive urine-based test of muscle mass to comparator and predicate tests, such as MRI examinations and bio-electric impedance analyses in healthy subjects and sarcopenic patients. We intend to initiate follow-up clinical studies to support expanded uses of this test in 2015. One study, which we anticipate would require approximately one year to complete, would involve monitoring changes in our test in response to treatment of sarcopenia and cachexia patients and another study, which we anticipate would require approximately two years to complete, would involve using our test to predict over time medical outcomes in patients with sarcopenia and cachexia.

We believe that diagnostic decisions about muscle biology present lower risks to patients than those involving more imminently life-threatening diseases. Accordingly, we intend to discuss with the FDA a clearance process that can be achieved more quickly for tests in muscle biology than for areas involving more imminently life-threatening diseases. There can be no assurance that the FDA will agree with our suggested approach.

We anticipate that these tests for muscle biology will be adopted more quickly by non-physician healthcare providers and their clients than tests for prescription applications because tests for non-prescription applications do not typically require approval from third-party payors.

Pipeline Tests

We intend to pursue FDA clearance or pre-market approval for our biomarker tests for other diseases that we believe represent unmet medical needs. These tests include biomarker tests of tissue fibrosis, neurodegenerative diseases, cardio-metabolic diseases, skin care and cancer.

These tests all currently have extensive evidence for utility through research studies in animals and humans, and we are working to simplify and make them easier to perform for broad application as clinical biomarker tests. Because to date these tests and our tests of muscle biology have only been used for research and drug development purposes, they have not required FDA clearance or approval. However, for the diagnostic use of our tests in non-prescription and prescription applications, these biomarker tests will require validating studies in humans and FDA clearance or pre-market approval. The sequence in which we commercialize these tests will be based on a number of factors, including our view on the size of applicable markets, technical features of the tests, regulatory approval pathways, costs of validating studies and expected marketing requirements.

Our programs with pharmaceutical partners, disease-focused research foundations, and government funding agencies have played key roles in the discovery and development of our biomarker tests and their validation.

•	Chronic Lymphocytic Leukemia (CLL) and solid tumors. Our biomarker tests in this area measure the proliferation rate of tumor cells and turnover of cellular proteins in CLL cells and other cancers. The development of these tests were funded in part from a $4.5 million grant from the National Cancer Institute of the NIH, which supported a large multi-center trial of CLL patients to determine whether our kinetic biomarker test can prospectively identify which patients will exhibit aggressive versus indolent clinical behavior. This study was in collaboration with academic medical leaders in CLL from the Mayo Clinic, UCSD, The University of Texas M.D. Anderson Cancer Center and the Institute for Medical research at North Shore Long Island Jewish. The study measured the proliferation rate of tumor cells in patients with early-stage (Rai 0,1,2), untreated CLL of less than three years in duration, as well as other metrics of CLL prognosis, following these patients for between two and five years to determine their disease progression, which was defined as their need for treatment. The results from this study were unblinded in December 2013 at a non-public meeting of the American Society of Hematology but have not yet been published. We intend to work with CLL Research Consortium investigators to publish these results in a peer-reviewed journal in 2014. Patients with tumors proliferating at a rate of greater than 0.42% per day were much more likely to present disease progression than those with tumors proliferating at less than that rate. Low proliferation rates according to our biomarker tests identified, with 91% certainty, those patients whose disease did not progress over a three-year period, which is a 91% negative predictive value. The sensitivity and specificity of our test was also higher than those of the tests currently used for the diagnosis of CLL, including tests of ZAP-70 gene expression, CD38 expression and IgG mutation status. We believe that the results of this study support the use of our biomarker tests to predict patients with early-stage CLL whose disease is not likely to progress. Such predictive ability would be an important medical advance because providing treatment to all patients with early-stage CLL can result in worse outcomes than selective treatment because of toxicities associated with the treatment. In this regard, only 30% of patients with early-stage CLL will present disease progression and require treatment. In addition to supporting medical decision making, identifying those people for whom treatment is not appropriate would provide significant cost savings as the current treatment regimens for CLL cost between $40,000 and $80,000 annually, and newer therapies are anticipated to cost up to $150,000 annually. A previous NIH-funded study led to the identification of CLL tumor cell kinetics as tests of clinical prognosis. These tests are currently also being used by academic medical investigators for studies of subtypes of CLL and in collaboration with two pharmaceutical companies, including Pharmacyclics Inc. We expect to initiate the FDA 510(k) clearance process for our CLL biomarker test in the first half of 2015, with a goal of submitting a 510(k) application later in the year. That application will compare our test to current tests used in CLL for assessing disease stage and risk, including the gene ZAP-70 expression, the marker CD38 expression, IgG mutation status and clinical impression. While we intend to pursue a 510(k) clearance for this test, as with any of our tests, the FDA could determine that the 510(k) clearance process is not applicable, in which case, we would need to pursue the Direct De Novo process or a PMA. A study comparing simpler versions of our blood test to the current version of our test will also be performed, which we anticipate would require less than one year to complete. We intend to initiate a follow-up clinical study to support expanded use of our CLL biomarker test in the first half of 2015. That study, which we anticipate would require approximately two years to complete, would involve using our test longitudinally to monitor clinical progression in CLL patients. We also intend to initiate the 510(k) clearance process for our biomarker test for low-risk prostate cancer in 2016. This biomarker test measures prostate epithelial cell, or PEC, proliferation from either prostate biopsy histologic slides or from PECs isolated from seminal fluid. The purpose of this biomarker test is to identify patients with early stage, low-risk prostate cancer who are likely to progress or are progressing to a more aggressive form of disease. With our collaborators, we have published in Clinical Cancer Research the results of a study of this biomarker test that we believe illustrate its utility as a novel, noninvasive means of measuring PEC proliferation.
•	Fibrotic diseases, including non-alcoholic fatty liver disease. Our biomarker tests in this area measure the rate of scar formation and breakdown in tissues that are subject to important fibrotic diseases, such as liver, lung, skin and heart. We have also developed minimally-invasive blood-based biomarker tests for certain of these conditions. Our biomarker tests for fibrotic diseases have been advanced by collaborations with pharmaceutical companies and physician researchers. For example, our blood-based biomarker of liver fibrosis rate was first tested in humans in collaboration with University of California, San Francisco, or UCSF, liver disease researchers. That study compared our blood-based biomarker test, which detects the rate of fibrogenesis, or collagen and extracellular matrix synthesis, in the liver through a blood measurement of plasma lumican synthesis rate, to liver biopsies of patients with viral hepatitis (hepatitis B and C). These patients had been diagnosed to be at risk of progression to clinical hepatitis, fibrosis and cirrhosis. Because our blood test correlated highly with the rate of collagen synthesis and the degree of existing fibrosis in the biopsies, which are indicators of progression of disease, we believe there is promising evidence to support pursuing the use of our test as a replacement for biopsies in patients at risk for liver fibrosis and cirrhosis, as well as providing a test that could be used at an earlier stage of disease progression. We are engaged in a research study in scleroderma patients with a clinical scleroderma research center at the Johns Hopkins University School of Medicine. Our recent studies of human post-mortem liver cells to identify new blood-based biomarkers of fibrosis are in collaboration with the Dean of the School of Medicine at the University of California, San Diego, or UCSD. Our fibrosis tests are also currently being used by two other academic medical investigators, by pharmaceutical and biotechnology companies in collaborative programs with us, including GSK, and the Netherlands Organization for Applied Scientific Research. We expect to initiate the FDA 510(k) clearance process for our liver fibrosis biomarker test in the second half of 2014, with a goal of submitting a 510(k) application in 2015. That application will compare our blood-based biomarker test to liver biopsies in patients with non-alcoholic fatty liver disease to identify patients progressing toward or having liver fibrosis without the need for a liver biopsy. We subsequently intend to initiate follow-up clinical studies to support expanded uses of this test. While we intend to pursue a 510(k) clearance for this test, the FDA could determine that the 510(k) clearance process is not applicable, in which case, we would need to pursue the Direct De Novo process or a PMA. One study, which we anticipate would require approximately one year to complete, would be a repeat cross-sectional study comparing our blood test to liver biopsy results in patients with fatty liver disease and other liver disorders, and another study, which we anticipate would require approximately two years to complete, would involve using our test to predict over time clinical progression of patients with fatty liver disease to hepatitis and fibrosis.
•	Neurodegenerative diseases. Our biomarker tests in this area measure neuronal dysfunction in the brain through measurements of brain protein fluxes sampled from cerebrospinal fluid and measurements of abnormalities characteristic of specific neurodegenerative diseases, such as ALS, Parkinson’s disease, Huntington’s disease and Alzheimer’s disease. Funding from the Michael J. Fox Foundation has supported our discovery of biomarker tests in Parkinson’s disease. Funding from the

CHDI Foundation has supported work that has identified abnormalities of protein fluxes in Huntington’s disease, as well as in the development of a plasma biomarker of brain cholesterol synthesis. Funding from NIH SBIR grants supported the development of biomarkers of in vivo neurogenesis. We have also received research funds from the Project ALS Foundation and for winning the ALS Foundation’s Prize4Life in recognition of our biomarker discovery research. A contract with BMS-supported work that identified potential biomarkers in Alzheimer’s disease. These tests have been used with the doctors in charge of the Parkinson’s disease/movement disorders clinic at the ALS Treatment and Research Center at UCSF and in collaborations related to Parkinson’s disease, Alzheimer’s disease, Huntington’s disease, ALS, Multiple Sclerosis and other neurodegenerative diseases by over 12 pharmaceutical and biotechnology collaborators, including Eli Lilly and Company, Isis Pharmaceuticals, Inc., BMS, MedImmune Limited, Organon NV, Plexxikon Inc., Amgen Inc., Sosei Co. Ltd., Merck KGaA, Endece Neural and Acorda Therapeutics, Inc. We expect to initiate the FDA 510(k) clearance process for our first neurodegenerative disease biomarker test, which we anticipate will be a test for Parkinson’s disease, in the second half of 2015.
•	Cardiometabolic risk, fatty liver disease. Our biomarker tests in this area measure the synthesis rate of fat in liver from a blood test and has been advanced in part through research with a number of pharmaceutical companies, including Pfizer and Bayer HealthCare AG. It has also been advanced through research studies with leading medical researchers at UCSD, UCSF, Harvard University, University of California, Berkeley, Washington University at St. Louis and other medical research institutions.
•	Cardiometabolic risk, coronary artery disease. Our biomarker tests in this area measure the production and removal rates of fat-transporting proteins in blood and rates of reverse cholesterol transport. These studies have been funded by the National Heart, Lung, and Blood Institute of the NIH, and through collaborative programs with pharmaceutical and biotechnology companies, including Pfizer, Merck & Co. Inc. and Amgen. Leading medical researchers who have worked with us on these programs include researchers at the University of Amsterdam Academic Medical Center, UCSF, Harvard University, Yale University, New England Medical Center, Northwestern University and others.
•	Cardiometabolic risk, diabetes and insulin resistance. Our biomarker tests in this area measure dysfunction of fat cells and adipose tissue, as well as glucose use by tissues. These studies have been funded by the NIH, as well as through research programs with leading medical researchers at Stanford University, Yale University, Harvard University, UCSF, University of California, Berkeley, University of Wisconsin, University of California, Davis, Washington University at St. Louis, University of California, Los Angeles, and the University of Texas Southwestern Medical Center. These programs have contributed to the identification of tests of impaired glucose utilization, pancreatic dysfunction, adipose tissue dysfunction and insulin resistance. Our collaborative programs with pharmaceutical and biotechnology companies that have used our biomarkers in this area include Amylin Pharmaceuticals, Inc., BMS, GSK, Bayer HealthCare AG, Daiichi Sankyo and Profil.
•	Skin care. Our biomarker tests in this area measure skin rejuvenation rate and the production of endogenous oils, which may play a role in acne and skin health, as well as tests of skin turnover rate in psoriasis and skin fibrogenesis rate in schleroderma. The development of these tests resulted in part from a collaborative discovery program with a large pharmaceutical company and has since been extended by our in-house research. Our previously discovered biomarkers of skin rejuvenation and psoriasis disease activity and skin fibrogenesis rate in schleroderma were carried out with NIH-funded academic researchers at UCSF and has been used in studies with Pfizer. We expect to initiate the FDA 510(k) clearance process for our first skin biomarker test, which we anticipate will be a test for psoriasis, in the second half of 2015.

Our Business Model

Our business model is focused on three areas that take advantage of what we believe to be the transformative potential of our biomarker tests, which we refer to with the designations Rx, Tx and Dx as follows:

•	collaborating with biopharmaceutical companies for the more efficient development of their drugs (Rx);
•	advancing our own drug candidates through pairings with our diagnostic, prognostic and monitoring biomarker tests (Tx); and
•	developing commercial tests for diagnosis and monitoring of large unmet medical needs (Dx).

Through this approach, we seek to take advantage of near-term and long-term market opportunities, with revenues from multiple sources, including corporate partners, third-party payors, and clients of wellness providers.

Our business strategy of expanding our programs in these three areas is based on our belief that our biomarker platform technology has two important commercial advantages over focusing solely on chemical compositions of matter, or drug candidates and targets. The first advantage is that we are focused on biomarkers, not on medicinal chemistry. We believe that genuinely informative biomarkers about health and disease are now widely recognized to be the key missing elements for advancing all areas of healthcare, including more efficient drug development, more personalized and precise medical care, and more effective wellness and disease prevention strategies.

The second advantage is that we believe our platform can be leveraged across these three commercial areas to achieve an efficiency of resources, costs and efforts, largely by focusing on commercial areas that we believe build on our core strengths and are natural transitions from our successes. Our core technology and research and development efforts apply across these three programs. Our biomarker tests will all use a common CLIA laboratory facility, are protected by the same patent portfolio, are measured with the same instruments, and will benefit from regulatory clearances or approvals that apply across these areas. We have also designed our business model to build on skills that are familiar and well-established by us. We have, for example, developed extensive experience and expertise at initiating, negotiating and successfully completing individualized collaboration agreements with corporate partners of various sizes and therapeutic emphasis. We also have established over a decade a long record of successfully working with physicians who enroll their own patients in studies using our biomarkers to test the effects of drug treatments in diseases, and we believe that use of our biomarkers commercially by physicians to test the effects of interventions for prescription applications will build on this experience. Similarly, working with and marketing to healthcare providers who will apply our wellness tests with their clients, rather than marketing directly to consumers, will build on our experience working with physicians who have applied our tests in their patient populations. Moreover, our pairings program of our drug candidates with our biomarker tests will build on years of pharmaceutical collaborations involving our tests being paired with collaborators’ drug candidates.

In this manner, we intend to grow our business in our three areas, each of which provides a substantial market opportunity for growth potential in its own right, without needing to change our biomarker platform technology or our ongoing research and development efforts. We believe that the current trends in healthcare, including the focus on personalized medicine, disease prevention and wellness management, provide us with a timely opportunity to commercially leverage our unique biomarker platform beyond collaborations with pharmaceutical companies.

Development of Drugs and Other Health-Related Products with Pharmaceutical and Biotechnology Companies and Consumer Wellness Companies

Collaborations with pharmaceutical and biotechnology companies to develop drugs more effectively

Our programs with pharmaceutical and biotechnology companies engaged in drug development consist of biomarker-centered research and development arrangements, milestone-based collaborations and co-exclusive discovery programs. The goal of these arrangements is to increase the efficiency and efficacy of the development of drug candidates through the use of our expertise and biomarker tests to guide decision-making at many steps of the drug development process.

Over the past decade, we have developed an extensive record of revenue-generating research and development programs with pharmaceutical and biotechnology companies. Our experience with these companies has also provided extensive validation of the practical value of our biomarker technology, and provided a base of expertise and data upon which we can continue to commercialize our platform. Historically, we have structured our arrangements with pharmaceutical and biotechnology companies in three ways: revenue-generating collaborative drug development programs, including master services agreements; arrangements with contract research organizations; and milestone-based arrangements.

•	Revenue-Generating Collaborations. Our initial arrangements with drug development companies were basic collaborations, where we provided an individually tailored research program for the collaborator and received payment for our services. In each of these collaborative programs, we worked closely with the research team at the collaborator to propose and then optimize a protocol and study design individualized for that collaborator, with the goal of answering its questions about its therapeutic target or drug candidate and advancing its therapeutic or diagnostic program. These collaborations often started as small, pilot studies and grew into larger, more comprehensive deals. We have entered into over 100 revenue-generating collaborations with biopharmaceutical companies, non-profit foundations and government agencies. In addition to these arrangements, over time we have developed similar arrangements that were structured as master service agreements, where we entered into master service agreements to provide for terms that governed regular work that we would perform for a particular customer over time, whether in connection with a particular program or multiple programs. These master service arrangements may provide for technology access fees, or up-front payments for the use of our technology, but are again structured on the principal of cash payments in exchange for services that we provide.
•	Contract Research Organizations. Similar to our revenue-generating collaborative drug development programs, a number of our drug development efforts have occurred through relationships with contract research organizations, or CROs. These CROs engage us to assist with the work that they are performing for the drug development companies that are their clients. These programs also involve working closely with the research team at the CRO and the drug development company to propose, and then optimize, a protocol and study design individualized for the partner. This has been a growing part of our business, and for the year ended December 31, 2013 revenue generated from contract research-organizations represented approximately 24% of our revenues.
•	Milestone and Other Arrangements. Over the past three years we have begun to enter into more comprehensive arrangements that include milestone-based arrangements, as well as payments such as technology access fees. For example, we entered into a multi-year collaboration agreement with GSK in June 2012 for the development of novel biomarkers in muscle applications, fibrosis applications and protein acetylome applications. In these arrangements, we seek to receive greater compensation based on our collaborators’ achieving successful development goals. These programs involve working closely with research teams at the collaborator with the goal of answering basic questions about its therapeutic target or drug candidate and advancing the collaborator’s therapeutic or diagnostic program. We believe that more comprehensive collaborative programs of this type have the potential to evolve into even broader programs, which could involve working on an exclusive basis with, or granting exclusive rights to, biopharmaceutical collaborators or others in agreed upon medical or therapeutic areas.

Collaborations with consumer product companies in the fields of exercise, fitness, muscle, diet, weight control and skin care

We intend to collaborate with companies in the consumer products and services areas, including nutritional products companies, weight loss programs, fitness and exercise facilities and cosmetics companies, to advance their non-prescription wellness products and services, which would provide us with opportunities to enter into collaborations particularly related to sports, exercise, fitness, muscle, diet, weight control and skin care. We intend to pursue collaborative research and development and marketing agreements with consumer companies in these fields, with the goal of increasing the sales of their products and services. Our strategy is to provide these companies with scientific programs both to design improved products and services and to market their products and services with our biomarker tests. Our biomarker tests in these areas include measurements of: muscle mass from a urine sample; muscle protein synthesis from a blood sample; muscle rate of renewal and overtraining status from a blood sample; metabolic fitness from a muscle tissue sample; and whole-body metabolic rate and fuel use from a saliva, urine or blood sample.

For example, we intend to enter into arrangements with companies involved in exercise, such as gyms and sports clubs, or diet and weight loss clinics, to use our tests of muscle mass, muscle quality and the body’s rate of metabolism to guide their customers’ specific programs and to maintain motivation and interest, based on the ability to use our biomarkers to measure progress. We also intend to pursue arrangements with companies selling nutritional products, medical foods and supplements that could similarly our tests of muscle mass, muscle quality and the body’s rate of metabolism to promote their products. We believe that programs of these types could serve to motivate purchases, enroll new customers and increase brand loyalty.

We believe our extensive record of value-creating collaborations with pharmaceutical companies provides precedents for the usefulness of our biomarker platform for non-prescriptions applications and intend to pursue such programs with consumer product and services companies. We believe our record of initiating, negotiating, signing and completing dozens of individualized collaborative programs tailored to the needs of both large and small corporate collaborators across a broad range of therapeutic areas makes the evolution into collaborations with consumer product companies a natural transition for us.

Pairing Therapeutic Agents with Our Biomarker Tests

We seek to pair therapeutic agents with our biomarker tests. We believe that pairing of treatments with specific biomarker tests is the central requirement for the growing movement to personalized or precision medicine. We intend to focus on pairing our biomarker tests with selected drug candidates — including new chemical entities and repurposed generics — licensed by us that we advance through Phase 2 human proof-of-concept trials, and that would then be sold or licensed to third parties for regulatory approval and commercialization. Our planned pairings include those focused on muscle biology and the treatment of muscle disorders, followed later by pairings for our other primary medical areas of expertise.

Building on the movement toward the greater usage of personalized or precision medicine, we believe that, over the long term, our technology platform can be used to provide an integrated program for prescribing physicians to pair biomarker tests with therapeutic regimens in target disease areas. In this manner, we believe the predictive information provided by our biomarker tests could be leveraged to enhance sales by us of our own licensed or developed products or sales by collaborators of their own products. We believe that therapeutic-biomarker test pairings, or having available tests that give guidance on the selection and use of therapeutics, may increase sales of the drugs by identifying patients who can benefit from the treatments that are most effective for them. Moreover, we believe there is a marketing benefit in providing physicians with an integrated solution that links biomarker testing with a program of therapeutic options.

Pairing noscapine with biomarker tests for the treatment of neurogenerative diseases.  As part of our pairing strategy, we plan to pair biomarker tests with our own in-house drug candidate for neurodegenerative diseases, such as Parkinson’s Disease and ALS. We are pursuing development of a repurposed drug, noscapine, for use in treating these neurogenerative diseases. We selected noscapine after our research discovered a biomarker test of altered axonal transport that showed a benefit in neurodegenerative diseases from noscapine in animal models. In addition, in the Journal of Clinical Investigation, we published what we believe is promising evidence demonstrating the importance of this pathway of altered axonal transport in human Parkinson's disease, based on the use of our proprietary test.

Noscapine, which has been used in low dosages as a cough suppressant in Europe, has also been tested in higher dosages by Cougar Biotechnology, now a part of Johnson & Johnson, as a compound for treating cancer. While we do not believe that Johnson & Johnson is continuing to pursue that indication, we believe that the safety data that they developed could help to form the basis for our submission of an Investigational New Drug Application, or IND, to the FDA for the use of noscapine in ALS. We have licensed rights to that data from Emory University, which had originally licensed certain intellectual property to Cougar Biotechnology. Subject to the results of a pre-submission meeting with the FDA on the suitability of the safety data, we currently intend to submit an IND for noscapine in 2015. The IND would be for a Phase 1 or Phase 1/2 trial in which we would seek to efficiently validate a proof of therapeutic concept for noscapine in ALS by using a biomarker test that we are developing in neuronal dysfunction. If the clinical trial shows promise, our current expectation is that we would seek to sell or license the compound. Noscapine is not currently approved in the United States for any indication.

ALS is the first medical indication that we are pursuing for noscapine. We selected ALS as the first indication to pursue because it is a highly visible condition with no effective treatments, so we believe that any evidence for medical benefit by our agent would make a significant contribution to medicine. In addition, ALS is a rare disease or condition for purposes of the Orphan Drug Act. While to date, we have not sought designation of noscapine from the FDA for ALS under the Orphan Drug Act, if successful doing so could provide potential advantages for exclusivity, regardless of patent status, which would be an advantage for noscapine for which we do not have composition of matter patent protection. Reimbursement rates may also be more favorable in the absence of effective alternative treatments.

Pairing NIH 5A HDL-mimetic peptide with biomarker tests for the treatment of acute coronary syndrome or fatty liver disease.  We intend to pair a compound known as the 5A HDL-mimetic peptide, which we refer to as the 5A peptide, with our biomarker tests for the treatment of acute coronary syndrome and fatty liver disease. The 5A peptide, which is currently in pre-clinical testing, is a synthetic peptide mimic of a protein that helps transport fats and cholesterol through the bloodstream as part of what is believed to be a primary function of high-density lipoproteins (HDL). We intend to pair the 5A peptide with a biomarker test for HDL functionality that measures reverse cholesterol transport flux, or RCT, as well as with a biomarker test for fibrogenesis. We believe this compound’s benefits have been validated by several pharmaceutical studies and publications and by our own strong pre-clinical data in ApoA1 HDL-mimetic peptides, including the 5A peptide, that show enhanced RCT and anti-atherogenesis.

We licensed the 5A peptide from the NIH in 2012 together with a number of other candidates. At the time we licensed the 5A peptide, we also received a Rapid Access to Intervention Development, or RAID, grant to fund IND-enabling toxicity studies and synthesis of compound work. We expect to file an IND in 2015 and thereafter commence a Phase 1 clinical study of the 5A peptide to validate a proof of therapeutic concept for the 5A peptide in acute coronary syndrome and fatty liver disease by using our biomarker test for RCT and our biomarker test for fibrogenesis. If the clinical trial shows promise, our current expectation is that we would seek to sell or license the compound.

In pursuing clinical trials to support the development of noscapine and the 5A peptide, we intend to use our platform technology for the efficient structuring of the clinical trials, as well as to eventually aid clinicians in identifying individuals who would most benefit from these compounds.

Future Opportunities to Pair Therapeutic Agents with Our Biomarker Tests.  We intend to seek out opportunities to identify and advance drug candidates that have encountered problems or are currently stalled in the development process. We intend to focus on candidates in our primary medical areas of expertise, including muscle biology, fibrotic diseases, CLL, neurodegenerative diseases, cardiometabolic diseases, skin care and cancer. We believe that by using our biomarker tests, we can rapidly and inexpensively generate proof-of-concept information about a drug candidate that could be useful in determining whether and how to advance the candidate. For example, we believe that the efficacy, optimal patient population, most effective and safe dose and regimen may be determined in small proof-of-concept clinical studies through the use of our biomarker tests. We intend to seek in-licensing or milestone-based or royalty-generating collaborations for drug candidates. In this manner, we believe that we can add value to our own drug candidates as we have done for the drug candidates of our biopharmaceutical company partners.

Sale of Biomarker Tests for Non-Prescription Wellness Monitoring and Prescription Medical Use

We are developing and marketing non-prescription and prescription biomarker tests that will provide personalized information about key biologic processes underlying health and disease. We believe this information will enable more informed decisions by a wide variety of healthcare providers, such as personal trainers, team trainers and dieticians, as well as sports medicine physicians, who may use these biomarker tests in wellness management programs by linking individuals to optimal wellness plans. We intend to focus on linking individuals to over-the-counter products and services that improve wellness, enhance performance and prevent chronic disease. We also believe this information will allow precision medical management based on disease subtype and activity and will allow physicians who use these tests to make decisions about prescription therapies. We intend to focus on what we believe to be unmet medical needs for the prescription applications of our biomarker tests.

We intend to seek 510(k) clearance or pre-market approval from the FDA for these biomarker tests. We intend to use the same tests will be used for both non-prescription and prescription applications, in accordance with the claims that have been cleared or approved by the FDA. We intend to initiate the FDA 510(k) clearance process for our first diagnostic muscle tests in the second half of 2014. In the case of our tests of muscle biology, the same tests of muscle mass can be used for the diagnosis and treatment of sarcopenia, cachexia and muscular dystrophies; for non-prescription applications, such as out-patient wellness management by trainers and dieticians; for development of muscle anabolic drugs by pharmaceutical companies; and to increase enrollment through elective monitoring programs offered by weight loss or fitness consumer companies.

We intend to apply a portion of the proceeds from this offering to develop a clinical laboratory to conduct the biomarker tests that we intend to commercialize for sale, as well as other controlled, high-quality laboratory testing in our own facilities. We will seek certification of this laboratory under CLIA and related state and federal regulations that provide for the regulation of laboratory testing. A CLIA-certified laboratory is a laboratory that meets certain federal standards for laboratories performing laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality assurance and quality control and inspections. By developing our own CLIA-certified laboratory, we believe we will have the ability to generate higher margins for tests than if we partnered with a CLIA laboratory owned by a third party. We currently believe that our laboratory could be CLIA-certified as early as 2015.

Non-prescription applications:  tests in muscle biology for fitness, weight control and nutrition, and tests in skin care

We initially intend to market our biomarker tests for non-prescription applications in the wellness and disease prevention setting to enable consumers to make more informed life-style decisions, such as those relating to diet, exercise programs and other activities. We anticipate that these tests will be adopted more quickly by non-physician healthcare providers and their clients and that non-prescription applications will generate revenues earlier than prescription applications.

We intend to market these biomarker tests through partnerships and programs with healthcare providers, including personal trainers, team trainers and dieticians, as well as sports medicine physicians, and to companies that provide diet, exercise and nutritional products and services. We believe that our strategy of working through partnerships and programs with healthcare providers provides us access to large health and wellness markets without requiring us to market directly to consumers. This type of relationship-based approach to marketing will potentially reduce the burden and costs that we would face from marketing directly to consumers. Tests for non-prescription applications also do not require obtaining approval from third-party payors, as the tests are likely to be out of pocket and paid directly by consumers. We believe our non-prescription biomarker tests will also provide the opportunity for revenues through partnerships with consumer companies. Our tests could provide these companies with enhanced value by helping to link customers to their products or services based on relevant biomarker testing and results. Potential non-prescription healthcare companies with which we may collaborate include nutritional companies promoting functional foods for wellness, fitness and health clubs that seek to attract athletes and teams, and weight-loss companies that seek to market programs focused on the preservation of lean muscle mass. We believe that we could form successful collaborations with these types of companies because the functional foods market is an approximately $175.0 billion per year market, fitness and health clubs have approximately 50 million members and 300,000 personal trainers in the United States, and the weight loss industry is an approximately $130.0 billion per year industry.

Prescription applications:  sarcopenia, cachexia and muscular dystrophies

When used in prescription applications, our biomarker tests are designed to allow physicians to diagnose diseases earlier in the progression of disease and measure precisely and individually a patient’s level of disease activity, the underlying cause and progression of each person’s disease and a patient’s therapeutic response. If we obtain FDA clearance for the muscles tests for which we intend to seek approval initially, we intend to market them to physicians as a strategy for identifying patients with low muscle mass and quality, for initiation of treatment and for providing timely information for monitoring disease progression in sarcopenia, cachexia and muscular dystrophies. For the prescription applications of our muscle tests, we expect to target subspecialists and physicians who we believe are physician opinion leaders in endocrinology, urology and geriatrics. We expect to initially use a small sales force focused on these subspecialists and opinion leaders in selected metropolitan areas, such as New York, Boston, Baltimore/Washington, Miami, Los Angeles and San Francisco. We anticipate that as publicity grows from publications, presentations at scientific meetings, use by athletes and teams, and word-of-mouth, we will continue to build our sales force to physicians.

After our muscle biomarker tests, we intend to develop for routine commercial application other biomarker tests that have been used in research settings with academic institutions, foundations and pharmaceutical and biotechnology companies for which we believe there is a significant unmet medical need. These include tests for the better diagnosis of fibrotic diseases through the study of tissue fibrogenesis in the liver, lung, skin, kidney, heart and lymphatic tissues. We intend to then also pursue tests related to neurodegenerative diseases like Parkinson’s disease, chronic lymphocytic leukemia, metabolic disease and its risk factors, including non-alcoholic fatty liver disease, risk for atherosclerosis, diabetes and the risk of acquiring diabetes and insulin resistance.

Our Collaboration with GSK

In June 2012, we entered into a collaboration and license agreement with GSK to identify novel biomarkers to assist in drug development in three program areas: muscle applications; fibrosis applications; and protein acetylome applications, including work on the development of biomarker tests relevant to our lead program in muscle biology and our program in fibrosis. Our work under the collaboration agreement is relevant to our lead program in muscle biology and our program in fibrosis. Under the collaboration agreement, we and GSK will conduct initial feasibility studies covering the specific program areas, and, at GSK’s discretion, we will work with GSK to conduct additional activities directed to the discovery of biomarkers and the validation of these biomarkers in clinical settings. In conducting these additional activities and for a period of time thereafter, the agreement provides that we will work exclusively with GSK in the relevant program area(s), subject to certain exceptions. We expect that our collaborative pre-clinical research and development activities with GSK will continue until June 2015.

According to the agreement, upon GSK’s decision to initiate biomarker discovery activities in a program area, we will grant GSK a worldwide, sublicenseable, exclusive license for pharmaceutical use to use our proprietary technology platform to exploit, in connection with GSK’s products, any biomarkers identified as a result of these activities. In addition, to the extent that we identify or develop any biomarkers in our collaboration with GSK, we are prohibited from using, or licensing to others, some of these biomarkers for a limited time period following the end of our collaborative research and development activities with GSK.

At the inception of the collaboration agreement, GSK made an upfront payment to us of $4.4 million and will pay us an additional $1.0 million per program if GSK elects for us to initiate biomarker discovery activities in each of the three program areas. To date GSK has elected for us to initiate biomarker discovery activities in two program areas. For each program area, GSK may owe us up to $11.0 million in additional payments based on the achievement of certain milestones relating to the biomarkers identified in the program. GSK will also pay for certain royalty payments owed under the patent rights that we licensed from the University of California.

For each program area, the collaboration agreement will terminate at the end of the collaborative research and development activities, but GSK’s payment obligations and the licenses granted to GSK will continue, subject to certain exceptions. GSK may terminate the collaboration agreement at any time with advance written notice. Either party may terminate the collaboration agreement for the other party’s uncured material breach, upon any failure to comply with certain anti-bribery and anti-corruption policies or upon certain insolvency events.

Opportunities to Continue to Leverage our Platform Technology

Consistent with our platform technology, we believe that there are and will continue to be opportunities to leverage our technology. Through our ten years of collaboration relationships, we have generated a proprietary library of data, which we refer to as our Atlas of Molecular Kinetics. The data in our atlas has been collected from animal and human samples on which extensive analyses have been performed. Using this data, our atlas contains millions of measurements of rates of the synthesis and breakdown of proteins and other molecules in animals and humans under a variety of experimental conditions. While our pharmaceutical and biotechnology collaborators have already interrogated our atlas to obtain data for which they otherwise would have had to perform biological experiments, we are continuing to work to organize this information in a uniform manner to make it accessible in a database that will provide a valuable reference resource. For example, one of our collaborators interrogated our atlas to obtain information on genes that they suspected to be involved in the repair of a target tissue. The partner queried whether we had data on and knew how to monitor any of the proteins coded by these genes. The computer search revealed useful information on over 25 of the targeted proteins, with specific data on their lifespan and optimal method for measurement. In this manner, the atlas saved what we estimate would likely have taken six to twelve months of experimental research studies.

We believe that a potential area for future revenue is through partnering our patented inventions in the areas of mass spectrometric instrumentation and diagnostics. For example, we currently have a program with a large scientific instrumentation company to improve the accuracy of isotope measurements by mass spectrometers. We also have shared research with Lawrence-Berkeley National Laboratories at the University of California, Berkeley on an invention that we have called a “Kinetic Microscope”. We believe that companies that make and sell diagnostic instruments will continue to be interested in pursuing collaborations with us. And, while this is not something for which we are pursuing near-term revenues, we anticipate that over the longer term, instrument and diagnostic companies could provide another source of revenues.

Our Platform

Our proprietary biomarker platform uses a combination of innovations in mass spectrometry — a scientific technique to analyze the makeup of chemical substances — and innovations in diagnostic sampling and analysis to measure biomarkers that are used to identify the rate of production and destruction, over a period of time, of the key molecules involved in the activity of biological processes that cause human health and disease and thereby obtaining insight into complex biological processes relevant to health and disease. We believe that the diagnostic information generated by our technology has practical applications in facilitating personalized healthcare decisions and improved drug research and development.

Our Technique

Our technique begins with the administration to humans or animals of compounds, including water, glucose, or cholesterol, that have been labeled with safe, stable and non-radioactive isotopes such as deuterium. After administration of the isotope, a sample of bodily fluid such as saliva, urine, blood or cerebrospinal fluid is collected in a minimally invasive way, such as by swabbing from the subject’s mouth or collecting a drop of the subject’s blood from a finger stick or finger prick on filter paper.

The sample fluids are then analyzed using mass spectrometry, an analytical technique to determine the chemical makeup of molecules. All organic molecules contain carbon, and 1.1% of all carbon atoms exist in a heavy form. Other atoms in molecules, such as nitrogen, hydrogen, oxygen, also have heavy forms. Large organic molecules like proteins, lipids and nucleic acids, thus have different molecular forms, each containing a different number of heavy atoms. The relative proportions of these molecular species are identified in a mass spectrometer by measuring the isotopic ratios within the molecule. When an isotope, such as deuterium, is administered to the living system, it may perturb the isotopic ratios in a molecule compared to what they had been before administration of the isotope. These perturbations, or changes, can reveal molecular fluxes of the molecule, allowing us to monitor rates of appearance and disappearance of proteins in cells and in the fluids of the body and to analyze bodily function over time.

By tracking stable isotopes using mass spectrometry, we can accurately determine the inner workings of very complex systems within the body on the basis of a small number of samples within short observation periods. This is true even for diseases that unfold over years for which we can observe perturbations and potential drug-mediated corrections in much shorter time intervals, often within days or weeks instead of years.

Our Innovations

We have built our platform on several technical innovations:

We measure patterns of ratios of isotopic species within targeted molecules as the prerequisite for measuring molecular flux rates.  The introduction of an isotopic label is necessary for the measurement of molecular flux rates in biological systems. Changes in the rate or pattern of incorporation of labels into targeted molecules reveals flux rates of the molecules. More specifically, these flux rates can reveal a variety of activities, including the fraction of molecules that were newly produced over a defined period of time, the life-span or half-life of the molecules, the absolute rates of synthesis or removal of the molecule in terms of milligrams per minute, the biologic source or pool from which the molecule was produced, the delay it took for the molecule to enter or leave a body compartment of interest, the fate of one molecule in terms of its conversion to other molecules, and whether there are subsets or separate pools of the molecule that behave differently, among others. These flux rates of molecules often reveal the flux rate through a larger biological process or pathway that led up to the molecule. Technically, the result of label incorporation is to change the proportions, or ratios, of isotopic species within the molecule. Accordingly, the key analytic requirement for molecular flux rate measurement is the ability to measure the ratio of different isotopic species within particular molecules of interest. This is in contrast to most contemporary mass spectrometric approaches or measurements, which group molecular species as a single cluster, rather than dissecting them into each individual species. Therefore, unlike our approach, most contemporary mass spectrometric approaches are not designed to efficiently measure molecular flux rates.

We have improved the accuracy and precision of isotope ratio measurements.  In order to optimally measure molecular fluxes, we have developed improved mass spectrometric methods for the accurate and precise quantification of isotope ratios in molecules. These technical innovations include sample handling, data filtering, criteria for including or excluding measurements, instrumentation settings, mathematical algorithms, database search techniques and other techniques that we use to make reliable diagnostic measurements. As a consequence of these innovations, which include both patented inventions and proprietary trade secrets, we are able to measure isotopic ratios in large organic molecules, particularly when large numbers of such molecules are measured in a single analysis, with considerably greater accuracy and precision than had previously been attainable. Because measurement of molecular flux rates depends on quantifying isotope ratios in molecules, these improvements in isotope ratio measurements have led to more accurate, precise molecular flux rate measurements.

We have developed mathematical models and algorithms for interpreting patterns of isotopic ratios to reveal the fluxes of these molecules.  Interpreting changes in the pattern of isotope ratios in organic molecules as changes in molecular flux rates requires mathematic models and algorithms that are optimally applicable as software for routine automated analyses. We have developed mathematical tools, some patented and some proprietary trade secrets that achieve these goals. The result is that we can not only measure isotope ratios in molecules with high precision and accuracy, but that we can also interpret the results in terms of molecular flux rates.

We have developed advanced software and informatics methods for high throughput analyses of large data sets.  One potentially valuable feature of our mass spectrometric biomarker measurements, particularly the proteome dynamic measurements of the synthesis and breakdown rates of hundreds or thousands of proteins at once, is the very large data sets that can result. These data sets represent a resource for interrogation by corporate partners or for identification of previously unsuspected biomarkers tests.

We have developed a number of novel metabolic labeling strategies to target pathways relevant to health and disease.  Finally, measurement of the flux rate of different molecules may involve different labeling and sampling strategies. We have developed and patented a number of such labeling and sampling methods for the purpose of measuring specific molecular flux rates. Our software tools have advanced to allow scientists at corporate partners to interrogate these and other large data sets on their own to explore elements and relationships of their choosing through web-based applications. Another informatics tool for the evaluation of large data is our proprietary molecular flux microscopy diagnostic test. This test visualizes spatially in a histologic slide the turnover or flux rate of up to hundreds of different molecules, including lipids. This test has proven informative in characterizing cancer tissues with a “hot” molecular fluxes from animal models, which fluxes have shown been shown to correlate with clinical aggressiveness of the cancer. We intend to evaluate this molecular flux informatics technology for the diagnosis and prognosis of human solid cancers.

How Our Biomarkers are Different

The measurement of flux rates provides information about what is new within a biological system. Replacement or flux of molecules can be seen as consisting of the production (rate of entry) and removal (rate of exit) of a molecule into a compartment in the body, such as a tissue or the bloodstream. Static measurements, in contrast to flux, may provide information on the concentration, content or structure of components of a system in a compartment in the body. A biological system is at steady-state when there are no changes in concentrations of molecules in the system. However, even a system in which concentrations of molecules are not changing can have high flux rates with large numbers of new molecules and a high rate of replacement of old molecules or low flux rates with a small number of new molecules and a low rate of replacement of new molecules. These systems, which cannot be differentiated with a static measurement technique of the concentrations of molecules, may have very different control features and behavior. As an example, a muscle cell can produce many new mitochondria, which are the parts of the cell that metabolize fuels and provide energy for cellular activities such as muscle movement, or it can have mostly old mitochondria. New mitochondria may be more efficient and burn fuels more cleanly than older mitochondria that have accumulated damage over time and thereby produce fewer toxic by-products. The production rate of new mitochondria may be an early indication that the muscle cell is becoming more aerobically fit such as through an exercise program. Accordingly, the measurement of the flux rate of mitochondrial protein synthesis can provide information about the state or quality of a muscle that a static biomarker cannot.

We believe there are many other examples where flux rate of molecules or cells carries unique and useful information. We have shown, for example, that measuring the flux rate of CLL tumor cells, specifically by measuring the rate at which DNA in a population of tumor cells is being produced and broken down — because cells only make DNA when a new cell is being born and only break down DNA when a cell has died — is a very sensitive marker of CLL clinical prognosis. Stated differently, the rate at which tumor cells are proliferating reveals how aggressive the tumor is likely to behave in a person, independent of the static number of tumor cells that are present. We and other experts in CLL believe that this predictive power of CLL cell flux rates may be due to several factors, including the fact that higher flux rates are likely to result in more mutations — because every time a cell divides it increases the likelihood of mutations — which in turn can result in selection of progressively more proliferative clones of tumor cells, resulting in a vicious cycle of more and more highly proliferative clones of CLL tumor cells. A higher flux rate by itself, independent of tumor mass may therefore promote evolution into a more aggressive tumor. We believe it is important to understand that this flux rate is different from and independent of the static number of tumor cells that are present, so static measurements cannot reveal this key parameter of disease prognosis. That belief is based in part on a recent finding from a large multi-center trial of CLL patients, funded by the National Cancer Institute of the NIH, which evaluated whether our kinetic biomarker test of CLL tumor cell proliferation could prospectively identify which patients would exhibit aggressive versus indolent clinical behavior over three to five years. The study found that our test identifying high-proliferating (“hot”) versus low-proliferating (“cold”) tumor cells in patients subdivided those patients whose disease progressed from those whose disease remained stable with superior sensitivity and specificity compared to genetic or other static tests used in CLL. Patients whose CLL did not progress had a 91% certainty of having a low CLL cell turnover rate, or a 91% negative predictive value for “cold” tumors, while CLL patients with “hot” tumors progressed faster clinically.

Another example where we believe flux rate carries uniquely valuable information is in the area of fibrotic diseases. Fibrosis of a tissue like the liver, for example, may take years or even decades to progress. If a drug company or physician wants to test a treatment that slows the rate of progression toward end-stage fibrosis, it is impractical to have to wait years to know if the treatment is working, but that is how long it may take to see a measurable change in levels of scar tissue, or collagen, in the liver. Measurement of flux rate of collagen in the liver, in contrast, can reveal a change immediately after starting the treatment. This is because a flux rate measurement only shows “what is new”, whereas a static measurement is affected by the pre-existing, old pool of molecules, which may take a very long time to show a change. If the flux rate measurement is sensitive, effectiveness of the treatment may therefore be observable in a few days or weeks, rather than years. Biomarkers of flux rate are therefore far earlier and more sensitive at detecting changes in progression compared to static markers.

One of the most important technical problems that has held back other biomarker techniques is analytic and biologic variability — specifically, that the efficiency of analysis for different molecules is not the same with most instruments and that recovery of molecules from living systems is also very different for different molecules. Because of this variability of analysis and recovery, the apparent level of a molecule analyzed may vary greatly form the actual amount that is present in the body. For this reason, measurements of concentrations or levels of molecules, what we call “static” biomarkers, have been plagued by inconsistency from sample to sample and from person to person. Molecular flux measurements differ in some key ways, however, and do not suffer from problems typical of static measurements. Measuring molecular flux rates does not require complete biochemical recovery or even a known or reproducible recovery fraction (yield) of a molecule from a biologic matrix, because flux can be measured from the isotope ratios within the molecules that made it into the instrument, regardless of the proportion of molecules that did not make it into the instrument (the recovery fraction). Isotope ratios are by definition measured within a molecule, not in comparison to other molecules, so it is only necessary to have enough of the molecule in the mass spectrometer to measure isotope ratios reliably. The yield or losses in preparation do not otherwise matter. Moreover, static measurements of concentrations typically require comparison in one sample to concentration in another sample to establish the concentration present, and are therefore influenced by efficiency of recovery and detection from analysis to analysis, which is a particular problem for mass spectrometers. In contrast, flux measurements are not affected by different detection efficiency or recovery for different molecules or different samples. This is again because our measurements of flux rate analyze only the internal ratios of different species within a molecule, without needing a comparison to an external molecule, so that each molecule acts as its own internal standard and comparison to other molecules is not required. This is another of what we believe to be extremely important technical advantages of flux measurements over static measurements.

Our Recent Technology Developments

We have recently developed two proprietary biomarker technologies that we believe have broad applications across many areas of disease and wellness, and can better enable personalized or precision medicine.

Virtual Kinetic Biopsy.  Our “virtual kinetic biopsy” technique uses bodily fluids to measure disease-causing processes occurring in human tissues that are remote and otherwise hard to sample without biopsy or surgical procedure. We believe this is a unique approach to monitoring the activity of biological processes in human tissues in a minimally invasive way. We are able to do this by sampling bodily fluids for molecules that were secreted at very low concentrations by the tissues of origin. In this manner, pathologically important intracellular processes are monitored by sampling blood, urine, and other bodily fluids. We have identified and advanced numerous candidate biomarkers by use of this technique. For example, we are currently using biomarkers in plasma of the rate of protein synthesis and breakdown in muscle. Without requiring a biopsy, we successfully measure the response to exercise on muscle protein synthesis in humans through mass spectrometric measurements on the synthesis rate of the muscle-derived protein, creatine kinase type-M, from a single sample of blood. In addition, we are able to measure from blood samples the rate of scarring in the liver of patients with hepatitis C through mass spectrometric measurements on the synthesis rates of the tissue-derived proteins lumican and transforming growth factor beta-inducible protein from a single sample of blood. Blood samples also allow us to measure the rate of fat synthesis in the liver of patients with fatty liver disease through mass spectrometric measurements on the synthesis rates of blood fats, which previously would have required invasive biopsies of the liver. We also measure the biochemical workings of neurons in the human brain through measurements of cerebrospinal fluid, and we have identified specific abnormalities in patients with Parkinson’s disease. Based on the ability to make these measurements through minimally invasive methods, we intend to continue to pursue wide commercial applications of these techniques.

Dynamics of the Proteome.  We have developed the technology to capture the flux of hundreds or thousands of proteins or small molecules at once. For pharmaceutical research, this allows complex screening without a preconceived notion of an abnormality, in order to screen for abnormalities in an unbiased way. We believe this may lead to the identification of potential therapeutic targets and potential biomarkers that might not have been identified in a narrower search or using other methods. In addition, the large amount of data generated by our tests allows us to grow our Atlas of Molecular Kinetics, which already contains millions of measurements on a variety of biological processes in both animals and humans. We believe that our kinetic atlas is, and will become more, valuable to companies engaged in drug development because it can help validate the viability of their target selection and development plans prior to engaging in experimental testing. Finally, when measuring many molecules at once, our tests may identify relationships and patterns among dozens or hundreds of molecular flux rates, which can then be used to characterize disease subtypes or indicate treatment responses that might not otherwise be apparent from more targeted measurements.

Molecular Flux Microscopy. We have developed a proprietary technology to measure and visualize spatially in a histologic slide the turnover or flux rate of up to hundreds of different lipids and other molecules. This technology was co-invented with the Lawrence-Berkeley National Laboratories at the University of California, Berkeley. The molecular flux microscope is an instrument that is currently available through software modifications of commercially available MALDI-TOF mass spectrometers and has been used to visualize spatially in a histologic slide the spatial distribution of turnover or flux rates of up to hundreds of small molecules, including lipids. These turnover or flux rates are displayed visually as heat maps of flux across a microscopic histologic slide section. This flux microscopy information has proven informative in characterizing molecular flux “hot spots” in cancer tissue from animal models that correlates with clinical aggressiveness of the cancer. We intend to evaluate this molecular flux informatics technology for the diagnosis and prognosis of human solid cancers.

Demonstrated Accomplishments of our Platform

Through our collaborative arrangements with pharmaceutical companies, biotechnology companies, foundations and governmental agencies, we have developed extensive experience that has led to accomplishments that demonstrate our capabilities, including:

•	Identifying new targets for drug development and influencing drug development decisions for partners’ candidates based on the results of our biomarker tests in several important diseases. Several collaborative studies with pharmaceutical companies, biotechnology companies, foundations and governmental agencies have resulted in identifying or confirming the value of particular targets for drug therapy and changing drug development decisions for candidates based on the results of our biomarker tests. In these collaborative studies, we measured the effect on the molecular flux through a process believed to be important in a disease by manipulating a gene or protein by administering a drug or by another intervention, such as a gene knock-out, which renders an individual gene inoperable, or an antibody treatment. By showing that the intervention altered the targeted process in a desired direction, or not, the collaborator was able to decide whether the particular target for drug therapy was valid and was worth pursuing with company resources. Stated broadly, our platform has been and can potentially be used by biopharmaceutical partners: in early discovery and development, such as to “de-risk” previously identified preclinical toxicities by demonstrating when certain risks observed in animal models do not apply or are of substantially lower importance in humans, preclinical toxicities and to validate targets; in translational research, such as to show that animal models reflect human biology and to accelerate clinical proof-of-concept or termination; to de-risk early development, such as to identify the optimal dose and to enroll the optimal patient population in Phase 2 and 3 clinical trials; to leverage investment in existing programs, such as to evaluate potential new indications through early clinical data; to drive full reimbursement and medical utilization, such as to generate stronger efficacy signals to help physicians determine, and third-party payers, reimburse effective treatment; and to increase market size and sales, such as to identify at-risk, untreated patients and to connect them with treatment and reimbursement. To provide a specific example of how a biopharmaceutical company has used our platform, in one program, our findings have altered the dose used in Phase 2 studies based on Phase 1 results and de-risked pre-clinical toxicities. Another large pharmaceutical company was developing a novel enzyme inhibitor that was intended to block a pathway that the company believed to be important in metabolic disease, and we had developed a proprietary kinetic biomarker test of the activity or rate of molecular flux through the pathway. We assisted the company in resolving three problems in their development of that product candidate: de-risking a preclinical toxicity identified in early development through direct testing in humans; determining optimal dose; and evaluating new therapeutic indications. With regard to the first problem, the company had identified a worrisome preclinical toxicity in the eyes of dogs with the candidate. We rapidly evaluated the importance of the affected pathway in eye secretions in dogs and humans and found that the pathway, which was important in dogs and inhibited by the drug, was not important in humans. With regard to the second problem, in a Phase 1B ascending dose clinical trial, we observed that the second highest dose given had a near-maximal effect on inhibiting the target pathway. That observation led to a 50% reduction in the dose used in the company’s Phase 2 clinical trials. With regard to the third problem, the company asked us to evaluate whether a novel therapeutic indication in human skin might be worth pursuing. We rapidly evaluated the importance of this pathway in human skin, requiring only a small number of human subjects, and found that the pathway played an important role that had not been previously documented. Based on these findings, the company launched a new clinical development program for this new indication, leveraging its investment in the initial metabolic disease program.
•	Identifying new, secondary indications for drug candidates in pharmaceutical pipelines. As part of a recent collaboration with a pharmaceutical company, we were asked whether its drug candidate, which is targeted to inhibit a key enzyme in a certain process related to the production of fats by the body, could have utility in disease of the skin, which was an area that they had not previously tested. The biological process targeted by the collaborator enzyme inhibitor had not previously been established as having an important function in the biology of human skin. Through the application of our biomarker test and using our patented technique for measuring this molecular flux biomarker in human skin, we documented that the biological process targeted by this enzyme inhibitor is in fact important in humans. Based on these findings, the collaborator has now initiated a study of the product candidate for a new therapeutic indication in skin disease. We believe that it will be able to pursue this secondary indication rapidly because it will be able to use the toxicity studies, pharmacokinetic studies, FDA documentation, and other materials have been conducted and prepared for the primary indication of their drug candidate. The collaborator may now proceed with a second indication, leveraging the investment that they had already made in their primary indication, which represents a low cost-potentially high reward addition to its commercial programs. Similarly, by using our biomarker tests, we have developed and published data suggesting that, on average, commonly used drugs may have a useful but previously undiscovered therapeutic effect on 10% of disease-causing biological processes for which we have biomarker tests. We believe this study demonstrated the unexploited therapeutic opportunities that have yet to be tapped for already approved or soon-to-be-approved drugs, and that our biomarkers could be used to identify additional opportunities for pharmaceutical or biotechnology companies to further commercialize their drug portfolios.
•	Developing a “tachometer” of reverse cholesterol transport (RCT) and metrics of plasma lipid dynamics for testing of cardiovascular drugs. The role and functions of high-density lipoproteins, HDL, has been much discussed in medical literature, but remains uncertain. Perhaps the most widely accepted functional role of HDL is to stimulate the removal of cholesterol from arterial walls and excretion of cholesterol from the body. This process is called reverse cholesterol transport, or RCT. Prior to our recent development of a test for measuring RCT in humans, we believe that it had not previously been measurable in humans or animals. Application of this biomarker test has shown what we believe to be several important results, including the weak relationship between simple levels of HDL and the rate of cholesterol flux through RCT, the effects of some widely prescribed drugs on flux through RCT in humans with cholesterol disorders, and the relative importance and relationship between different steps in the RCT process. We have completed and published several studies with pharmaceutical company collaborators to demonstrate the effects of their approved or candidate medicines on the RCT pathway. We believe this biomarker has utility for the development of HDL-targeted therapeutics, both by us in our 5A peptide program and by our corporate collaborators in their programs in coronary artery disease.

We intend to continue our work in therapeutic drug discovery and development through research and co-development relationships with pharmaceutical and biotechnology companies. We believe our programs in this area will continue to grow, helping to support our operations while we develop our other programs.

Validation of our Technology Platform

We believe that our core technology has been validated, including through our collaborations with pharmaceutical and biotechnology companies, research collaborations with academic institutions and publications in peer reviewed journals. Our kinetic biomarker platform has been used by more than 40 pharmaceutical and biotechnology companies as well as NIH and medical research foundations for the development of targeted therapeutics by providing decision-relevant pre-clinical, clinical activity, and patient stratification data.

Our novel methods and biomarkers have been used to discover and validate novel compounds as well as aid in the advancement of numerous clinical and preclinical pharmaceutical development projects with clients, which include Amgen, BMS, Daiichi Sankyo, Eli Lilly and Co., GSK, Merck KGaA and Pfizer.

We have received grant funding and collaboration revenue from non-profits and research institutes, including from the Michael J. Fox Foundation for the development of biomarkers for Parkinson’s disease, the CHDI Foundation for use in the development of a drug to treat Huntington’s disease, the Susan G. Komen Breast Cancer Foundation to differentiate women at high risk for invasive breast cancer from those with a less aggressive disease, the National Institutes of Health and the Department of Defense. Through March 31, 2014, we have received approximately $48.0 million in revenue from our collaborations and various grants.

In addition to our collaborations and grants received, we have received the 2012 North American Enabling Technology for Pathway Based Drug Discovery from Frost & Sullivan and one of Prize4Life’s Thought Prizes in the ALS Biomarker Challenge in 2007. We have published more than 150 peer-reviewed articles in scientific journals, including Proceedings of the National Academy of Science, Journal of Biological Chemistry, Journal of Clinical Investigation, Nature Medicine, Journal of Pharmacology and Experimental Therapeutics, and American Journal of Physiology, among others, regarding our technology. These publications include articles on muscle metabolism, neurobiology, immunodeficiency, proteome dynamics in humans, the development of fibrous liver tissue, and cartilage degeneration, among other fields. In addition, papers discussing our technology have received over 6,000 literature citations since 2009, according to Google Scholar.

Our biomarkers have been used in over 70 clinical studies, ranging from studies in immunology to cancer, diabetes, and fibro-inflammatory disorders.

Intellectual Property

Our intellectual property represents an essential element of the value of our business.

Over the past decade, we have assembled in the field of molecular flux biomarkers, approximately 7 pending patent applications that we hold directly and over 85 issued and approximately 20 pending U.S. and international patents exclusively licensed by us from the Regents of the University of California, which were invented or co-invented by our President and Chief Scientific Officer and University of California professor Dr. Marc Hellerstein. Our patent portfolio includes several seminal patents in addition to a number of other broadly enabling patents, including patents for the use of molecular flux measurements for drug discovery or medical diagnostics, the synthesis and breakdown of all of the proteins in the proteome, the screening of drug combinations for unexpected actions, including toxicities and “virtual biopsies” for diagnostic measurements of disease processes in tissues by measurements from body fluids and the measurement of protein synthesis and DNA replication (cell proliferation) by heavy water.

Our policy is to seek patent protection where it is available and we judge it to be commercially reasonable to pursue and maintain as trade secrets other aspects of our proprietary platform, processes, and know-how. It is our policy to initially seek patent protection in the United States and then consider other jurisdictions that we think could be commercially useful to our business.

The key patents and patent applications licensed by us from the University of California fall into the following categories:

•	The use of molecular flux measurements — These patents include method patents related to the use of molecular flux measurements for drug discovery or medical diagnostics. These patents provide us with rights to use molecular flux rates through disease-causal pathways as a tool for drug discovery or medical diagnostics. The patents are not restricted to any particular pathway and include, for example, measurement of flux through pathways such as liver fibrogenesis, cargo transport in neurons, cancer cell proliferation, muscle protein synthesis, and the flow of cholesterol from tissues out of the body, among others. This family of patents includes U.S. patents, the most material of which have expiration dates that range from 2024 to 2027.
•	The synthesis and breakdown of all of the proteins in the proteome — These patents relate to measuring the synthesis and breakdown rates of the global proteome, or all the proteins in a system, for any purpose, including drug discovery, diagnostics, personalized medicine, and wellness. This family of patents includes U.S. patents, the most material of which expire in 2023. In addition, these patents include methods patents related to the use of heavy water to measure protein synthesis rates.
•	Screening drug combinations for unexpected actions, including toxicities — This U.S. patent application relates to the use of pathway fluxes into “lipids, carbohydrates, nucleic acids, peptides, amino acids, and proteins” to discover novel, meaning unanticipated or synergistic, actions of combinations of drugs or nutrients in living systems. Accordingly, this patent application relates to the rights to screen for unexpected or synergistic actions or toxicities of drug combinations using molecular fluxes as the discovery test. This patent expires in 2024.
•	“Virtual kinetic biopsy” for diagnostic measurements of disease processes in tissues by measurements from body fluids — These patents relate to the use of flux rates of molecules in body fluids such as blood, urine and saliva, as markers for rates of the sampled molecules in inaccessible tissues, such as the liver, muscle or brain, for medical diagnosis and drug development. This family of patents includes U.S. patents, the most material of which expire in 2024.

Exclusive License with the Regents of the University of California

In February 2001, we entered into an exclusive license agreement with the University of California pursuant to which we obtained a worldwide, sublicensable, exclusive license under certain patent rights directed to the use of measuring biochemical cellular processes that can aid in the diagnosis of different diseases. Between 2002 and 2005, we and the University of California amended this license agreement several times to include additional patent rights directed to similar subject matters. Under the license agreement, we are obligated to use diligent commercial efforts to develop and commercialize licensed products.

In consideration for the patent rights licensed to us under the original license agreement and for the additional patent rights licensed to us under each of the subsequent amendments, we have paid a series of upfront licensing fees consisting of non-material cash payments to the University of California and the issuance of an aggregate of 6,050 shares of common stock to the University of California’s nominee and to certain University of California employees. We are obligated to pay the University of California a low single-digit royalty on net sales of licensed products as well as a percentage share of any payments that we receive from sublicensees. Our royalty obligations continue for the life of the licensed patent rights.

Our license agreement with the University of California will remain in effect until the expiration of the last-to-expire licensed patent rights. We may terminate the license agreement at any time upon advance written notice to the University of California. The University of California may terminate the license agreement in the event of our uncured material breach.

Exclusive License Agreement with the National Institutes of Health

In January 2012, we entered into an exclusive license agreement with NIH pursuant to which we obtained a worldwide, sublicensable, exclusive license under certain patent rights directed to the use of the 5A peptide in treating cardiovascular diseases. In October 2013, we and NIH amended this license agreement to defer or change certain payment obligations, and to extend an outstanding cooperative research agreement. Under the license agreement, we are obligated to use diligent commercial efforts, guided by negotiated benchmarks, to develop and commercialize licensed products.

In consideration for the patent rights licensed to us, we agreed to pay an upfront licensing fee of $250,000. We are also obligated to pay NIH a low- to mid-single digit royalty on net sales of licensed products, as well as a percentage share of any payments that we receive from sublicenses. We are obligated to pay royalties upon achieving certain benchmarks. Our royalty obligations continue for the life of the licensed patent rights.

Our license agreement with NIH will remain in effect until the expiration of the last-to-expire licensed patent rights, which is expected to occur in October 2025, subject to further action by us. We may terminate the license agreement at any time upon advance written notice to NIH. NIH may terminate the license agreement in the event of our uncured material breach or bankruptcy.

Competition

The markets for our products are characterized by rapidly changing technologies, evolving industry standards, emerging competition, and new product introductions. We face competition as existing companies develop new or improved products, and as companies enter the market with new technologies, such as microarrays, gene-sequencing technologies, and other types of biomarkers. Projects in these areas have also received increased government funding, both in the United States and internationally. As more information regarding these approaches becomes available to the public, we anticipate that more products aimed at identifying targeted treatment options will be developed and that these products may compete with ours, or be available on the market before our tests are available.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, conducting testing and trials, obtaining regulatory approvals and marketing than we do. Smaller or early-stage companies may also prove to be significant competitors, including through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel.

In the drug development area, we face competition from existing approaches to drug development, as well as from long-standing industry practices. Drug development has been conducted for many years without our tests, and it may be difficult to change patterns and approaches that have been in place for many years. In addition, drug development is expensive and we are competing for limited dollars with alternative uses of those funds. Companies engaged in drug development may choose the development paths that they have historically used, rather than spending their limited money on something that has not yet become standard practice.

Our principal competition in entering medical care markets comes from competing approaches to diagnoses. It may be difficult to change the methods or behavior of physicians to incorporate our biomarker testing in their practices, including because of the time and costs it may require to successfully market our tests to them. In many of the areas for which we intend to commercialize our biomarkers, there are already existing diagnostic measures that are in regular use by physicians. For example, in muscle biology, to diagnose sarcopenia, physicians often use a test called DXA (dual-energy X-ray absorptiometry) or a test called bioelectrical impedance analysis (BIA), in combination with measuring gait speed (walking speed). The DXA tests a static measure of mass that is then compared to a reference population to estimate the amount of non-fat tissue mass and the BIA test measures total body water content as opposed to our test that measures the content of a muscle-specific molecule in the body.

Personalized or precision medicine is an evolving field, and we cannot predict the tests others will develop that may compete with or provide results superior to the results we are able to achieve with our tests. We expect that pharmaceutical and biotechnology companies, among others, will increasingly focus attention and resources on the personalized or precision medicine sector with the increase in potential and prevalence of targeted therapies linked to, or accompanied by, specific diagnostic tests. Because we intend to develop a clinical laboratory to conduct the tests that we are developing in contrast to offering our tests through other clinical laboratories, we will also compete with the tests offered by other clinical laboratories, many of which are significantly larger than ours, have well established relationships with physicians and are able to spend significantly more money on marketing the tests that they offer than we may be able to do.

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our tests. Our competitors also may obtain FDA or other regulatory approval for their tests more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

In the health and wellness space, where we intend to work with consumer companies that offer non-medical products and services to consumers, we face many similar risks, including because in many instances we will be seeking to collaborate with these companies in ways that are new to their business. We expect these companies to work with us because our tests will help them increase the sales of their products or services, including by identifying where their products and services will be effective solutions for consumers. However, these companies may not be willing to expend their limited marketing dollars and resources on efforts related to our tests, rather than on alternative marketing approaches with which they are more familiar.

Because in the health and wellness space our products will be discretionary products, we, and the consumer companies with which we intend to collaborate, will also be competing with the other choices that end users have for their limited dollars. Marketing to consumers can be very expensive, and we do not intend to market directly to consumers. Our strategy of marketing through consumer companies and through health and wellness professionals means that we will be dependent on the efforts of others. This strategy may not be successful in distinguishing our products from among the many choices that end users have for their discretionary funds.

In addition, competitors may develop their own versions of our tests in countries where we did not apply for patents or where our patents have not issued and may compete with us in those countries, including encouraging the use of their tests by physicians or patients in other countries.

Regulation of Our Business

Medical Device Products

Pursuant to its authority under the Federal Food, Drug and Cosmetic Act, or FFDCA, the FDA has jurisdiction over medical devices, which are defined to include, among other things, in vitro diagnostic products, or IVDs. Some of our biomarker tests are intended for diagnostic uses and, as such, they are medical devices subject to extensive regulation by the FDA and other U.S. federal and state regulatory bodies and comparable authorities in other countries. To ensure that medical products distributed domestically and internationally are safe and effective for their intended use, FDA and comparable authorities in other countries have imposed regulations that govern, among other things, the following activities that we or our partners perform and will continue to perform:

•	product design and development;
•	product testing;
•	product manufacturing;
•	product labeling;
•	product storage;
•	premarket clearance, approval or comparable foreign actions;
•	advertising and promotion;
•	product marketing, sales and distribution; and
•	post-market surveillance reporting, including reporting of death or serious injuries.

Research Uses

To date, our biomarker tests have only been used for research and drug development purposes. Tests that are not intended for use in clinical practice in the diagnosis of disease or other conditions are subject only to limited, specific regulation with respect to labeling as IVD medical devices by the FDA under 21 Code of Federal Regulations Section 809.10(c). In particular, while FDA regulations require that research only products be labeled, “For Research Use Only. Not for use in diagnostic procedures,” the regulations do not subject such products to FDA’s broader pre- and post-market controls for medical devices.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or prior premarket approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring premarket approval. We believe our biomarker tests will be Class II devices marketed under FDA 510(k) premarket clearance. Both premarket clearance and premarket approval, or PMA, applications are subject to the payment of user fees, paid at the time of submission for FDA review.

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. FDA’s 510(k) clearance pathway usually takes from three to twelve months, but it can take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, require premarket approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), or a premarket approval, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. If the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

De Novo Process

If there is no known predicate for a device (i.e., a legally marketed class I or II device) with comparable indications for use and technological characteristics, a company can request a de novo classification of the product. De novo generally applies where there is no predicate device and the FDA believes the device is sufficiently safe so that no PMA should be required. FDA’s de novo process has just been streamlined to allow a company to request that a new product classification be established based on information provided by the requesting company. This process, known as the Direct De Novo process, must be discussed and agreed upon by FDA prior to submission. The Direct De Novo process allows a company to submit a reclassification petition which includes information that would be included in a 510(k) notice for the subject device in addition to providing FDA with a risk-benefit analysis demonstrating that the device presents a moderate risk thereby not requiring a PMA. The submitter also must provide a draft Special Control document for the product. The Special Controls document specifies the scope of the device type and the recommendations for submission of subsequent devices for the same intended use. If a product is classified as Class II through the Direct De Novo review process, then that device may serve as a predicate device for subsequent 510(k) pre-market notifications.

Premarket Approval Pathway

A premarket approval application must be submitted if the device cannot be cleared through the 510(k) process. The premarket approval application process is generally more costly and time consuming than the 510(k) process. A premarket approval application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use.

After a premarket approval application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application”, although, generally, review of the application can take between one and three years, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device.

Clinical Trials

Clinical trials are almost always required to support a premarket approval application and are sometimes required for a 510(k) premarket notification. In addition, follow-up clinical trials are often required to support expanded uses of an FDA-cleared device, with the results of those trials accompanying a submission to the FDA for clearance of the expanded uses. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an investigational device exemption, or IDE, application with the FDA and obtain IDE approval prior to commencing the human clinical trials. While clinical studies of IVD devices, such as our biomarker tests, are generally exempted from these IDE regulations, we must assess the applicability of the regulations to each clinical study we may wish to conduct.

If required for any specific device clinical study, the IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a “non-significant risk” device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Future clinical trials may require that we obtain an IDE from the FDA prior to commencing clinical trials and that the trial be conducted under the oversight of an institutional review board at the clinical trial site.

Even if a study is completed, the results of our clinical testing may not demonstrate the safety and efficacy of the device, or may be equivocal or otherwise not be sufficient to obtain approval of our product.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;
•	Quality System Regulation, or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;
•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;
•	clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;
•	approval of product modifications that affect the safety or effectiveness of one of our approved devices;

•	medical device reporting regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;
•	post-approval restrictions or conditions, including post-approval study commitments;
•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;
•	the FDA's recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;
•	regulations pertaining to voluntary recalls; and
•	notices of corrections or removals.

We must register with FDA as medical device manufacturers and must obtain all necessary state permits or licenses to operate our business. As manufacturers, we are subject to announced and unannounced inspections by FDA to determine our compliance with quality system regulation and other regulations. We have not yet been inspected by the FDA. We believe that we are in substantial compliance with quality system regulation and other regulations.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
•	unanticipated expenditures to address or defend such actions;
•	customer notifications for repair, replacement, refunds;
•	recall, detention or seizure of our products;
•	operating restrictions or partial suspension or total shutdown of production;
•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;
•	operating restrictions;
•	withdrawing 510(k) clearances on PMA approvals that have already been granted;
•	refusal to grant export approval for our products; or
•	criminal prosecution.

Further, we are subject to various federal and state laws concerning health care fraud and abuse, including false claims laws, anti-kickback laws and physician self-referral laws. Violations of these laws can result in criminal and/or civil punishment, including fines, imprisonment and, in the United States, exclusion from participation in government health care programs. The scope of these laws and related regulations is expanding and their interpretation is evolving. There is very little precedent related to these laws and regulations. Increased funding for enforcement of these laws and regulations has resulted in greater scrutiny of marketing practices in our industry and resulted in several investigations by various government authorities. If a governmental authority were to determine that we do not comply with these laws and regulations, then we and our officers and employees could be subject to criminal and civil sanctions, including exclusion from participation in federal health care reimbursement programs.

Drug Development and Approval

As part of our strategy, we intend to pair biomarker tests with selected drug candidates licensed by us that we advance through Phase 1/2 human proof-of-therapeutic-concept trials and that would then be sold or licensed to third parties for regulatory approval and commercialization. The initial in-house drug candidates that we intend to develop are for neurodegenerative diseases, such as Parkinson’s and amyotrophic lateral sclerosis, which is also known as ALS or Lou Gehrig’s Disease, and for acute coronary syndrome.

Prescription drug products are subject to extensive regulation by the FDA and other federal, state, and local regulatory agencies. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and their implementing regulations set forth, among other things, requirements for the testing, development, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record keeping, reporting, distribution, import, export, advertising and promotion of our products.

Under the FDC Act, FDA approval is required before any new drug, including a new indication, dosage form, strength, and patient population of a previously approved drug, can be marketed in the United States. As a general matter, the FDA must approve a New Drug Application, or NDA, before a new drug product (other than a generic drug) may be marketed in the United States.

Pre-clinical Testing

Before testing any compound in human subjects in the United States, a company must develop extensive pre-clinical data. Pre-clinical testing generally includes laboratory evaluation of product chemistry and formulation, as well as toxicological and pharmacological studies in several animal species to assess the quality and safety of the product. Animal studies must be performed in compliance with the FDA’s Good Laboratory Practice, or GLP, regulations and the United States Department of Agriculture’s Animal Welfare Act. If an NDA holder for an approved drug seeks approval of a new use, FDA may require additional pre-clinical studies.

IND Application

Human clinical trials cannot commence until an IND application is submitted and becomes effective. A company must submit pre-clinical testing results to the FDA as part of the IND, and the FDA must evaluate whether there is an adequate basis for testing the drug in initial clinical studies in human volunteers. Unless the FDA raises concerns, the IND becomes effective 30 days following its receipt by the FDA. Once human clinical trials have commenced, the FDA may stop the clinical trials by placing them on “clinical hold” because of concerns about the safety of the product being tested, or for other reasons.

Orphan Drug Exclusivity.  The Orphan Drug Act provides incentives for the development of drugs intended to treat rare diseases or conditions, which generally are diseases or conditions affecting less than 200,000 individuals annually in the United States. If a sponsor demonstrates that a drug is intended to treat a rare disease or condition, the FDA grants orphan drug designation to the drug for that use. The benefits of orphan drug designation include research and development tax credits and exemption from user fees. A drug that is approved for the orphan drug designated indication is granted seven years of orphan drug exclusivity. During that period, the FDA generally may not approve any other application for the same product for the same indication, although there are exceptions, most notably when the later product is shown to be clinically superior to the product with exclusivity. We may seek orphan drug designation and exclusivity for noscapine for ALS. Orphan drug designation does not prevent competitors from developing or marketing different drugs for an indication if their drugs contain different active ingredients.

Clinical Trials

Clinical trials involve the administration of the drug to healthy human volunteers or to patients, under the supervision of a qualified investigator. The conduct of clinical trials is subject to extensive regulation, including compliance with the FDA’s bioresearch monitoring regulations and Good Clinical Practice, or GCP, requirements, which establish standards for conducting, recording data from, and reporting the results of, clinical trials, and are intended to assure that the data and reported results are credible and accurate, and that the rights, safety, and well-being of study participants are protected. Clinical trials must be conducted under protocols that detail the study objectives, parameters for monitoring safety, and the efficacy criteria, if any, to be evaluated. Each protocol is reviewed by the FDA as part of the IND. Human clinical trials typically are conducted in three sequential phases, although the phases may overlap with one another:

•	Phase 1 clinical trials represent the initial administration of the investigational drug to humans, typically to a small group of healthy human subjects, but occasionally to a group of patients with the targeted disease or disorder. Phase 1 clinical trials generally are intended to determine the metabolism and pharmacologic actions of the drug, the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.
•	Phase 2 clinical trials generally are controlled studies that involve a relatively small sample of the intended patient population, and are designed to develop data regarding the product’s effectiveness, to determine dose response and the optimal dose range, and to gather additional information relating to safety and potential adverse effects.
•	Phase 3 clinical trials are conducted after preliminary evidence of effectiveness has been obtained, and are intended to gather the additional information about safety and effectiveness necessary to evaluate the drug’s overall risk-benefit profile, and to provide a basis for physician labeling. Generally, Phase 3 clinical development programs consist of expanded, large-scale studies of patients with the target disease or disorder to obtain statistical evidence of the efficacy and safety of the drug at the proposed dosing regimen.

Data obtained from clinical activities are not always conclusive and may be subject to alternative interpretations that could delay, limit or prevent regulatory approval.

NDA Submission and Review

After completing clinical testing of an investigational drug, a sponsor must prepare and submit an NDA for review and approval by the FDA. The NDAs often are comprehensive, multi-volume applications that include, among other things, the results of pre-clinical and clinical studies, information about the drug’s composition, and our plans for manufacturing, packaging, and labeling the drug. When an NDA is submitted, the FDA conducts a preliminary review to determine whether the application is sufficiently complete to be accepted for filing. If it is not, the FDA may refuse to file the application and request additional information, in which case the application must be resubmitted with the supplemental information, and review of the application is delayed.

Although the FDC Act states that the FDA must review and act on an application within 180 days, in practice the process typically takes longer than that. In fact, FDA performance goals generally provide for action on an NDA within 10 months of filing, but even that deadline is extended in certain circumstances. Moreover, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA can expedite the review of new drugs that are intended to treat serious or life- threatening conditions and demonstrate the potential to address unmet medical needs, such that the targeted action date is 6 months from filing.

If it concludes that an NDA does not meet the regulatory standards for approval, the FDA typically issues a Complete Response letter communicating the agency’s decision not to approve the application and outlining the deficiencies in the submission. The Complete Response letter also may request additional information, including additional pre-clinical or clinical data. Even if such additional information and data are submitted, the FDA may decide that the NDA still does not meet the standards for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than the sponsor. Obtaining regulatory approval often takes a number of years, involves the expenditure of substantial resources, and depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments, and the risks and benefits demonstrated in clinical trials. Additionally, as a condition of approval, the FDA may impose restrictions that could affect the commercial success of a drug or require post-approval commitments, including the completion within a specified time period of additional clinical studies, which often are referred to as “Phase 4” or “post-marketing” studies.

Post-approval modifications to the drug product, such as changes in indications, strength, dosage form, and patient population, may require a sponsor to develop additional data or conduct additional pre-clinical or clinical trials, to be submitted in a new or supplemental NDA, which would require FDA approval.

Post-Approval Regulation

Once approved, products are subject to continuing regulation by the FDA. If ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market, the FDA may at any time withdraw product approval or take actions that would suspend marketing. Additionally, the FDA may require post-marketing studies or clinical trials if new safety information develops.

Good Manufacturing Practices

Companies engaged in manufacturing drug products or their components must comply with applicable current Good Manufacturing Practice, or cGMP, requirements and product-specific regulations enforced by the FDA and other regulatory agencies. Compliance with cGMP includes adhering to requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, and records and reports.

Advertising and Promotion

The FDA and other federal regulatory agencies closely regulate the marketing and promotion of drugs through, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet. A product cannot be commercially promoted before it is approved. After approval, product promotion can include only those claims relating to safety and effectiveness that are consistent with the labeling approved by the FDA. Healthcare providers are permitted to prescribe drugs for “off-label” uses — that is, uses not approved by the FDA and therefore not described in the drug’s labeling — because the FDA does not regulate the practice of medicine. However, FDA regulations impose stringent restrictions on manufacturers’ communications regarding off-label uses.

Other Requirements

In addition, companies that manufacture or distribute drug products or that hold approved NDAs must comply with other regulatory requirements, including submitting annual reports, reporting information about adverse drug experiences, and maintaining certain records.

International

The regulation of our products in the EU and in other foreign markets varies significantly from one jurisdiction to another. The classification of the particular products and related approval or CE marking procedures can involve additional product testing and additional administrative review periods. The time required to obtain these foreign approvals or to CE mark our products may be longer or shorter than that required in the United States, and requirements for approval may differ from FDA requirements. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

Employees

As of March 31, 2014, we had 49 full-time employees, with 37 in research and development and laboratory and commercial operations, and 12 in general and administrative and business development functions. None of our employees is represented by a labor union with respect to his or her employment with us.

Facilities

We have a lease effective through September 2017 for approximately 13,000 square feet of space in Emeryville, California, where we have our executive offices and approximately 9,000 square feet of laboratory space. As part of our business plan to develop a CLIA laboratory, we intend to seek additional space for that laboratory.

Research and Development Expenses

Research and development expenses were $3.1 million for the year ended December 31, 2013 and $3.3 million for the year ended December 31, 2012. Research and development expenses were $0.7 million for the three months ended March 31, 2014, and $0.8 million for the three months ended March 31, 2013.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth the name, age and position of each of our directors, executive officers and key employees as of June 6, 2014.

NAME	AGE	POSITION
Directors and Executive Officers
David M. Fineman	71	Chief Executive Officer, Chairman of the Board and Director
Marc K. Hellerstein, M.D., Ph.D.	62	President, Chief Scientific Officer and Director
Patrick J. Doyle	49	Chief Business Officer
Alexander Glass, Ph.D.	81	Chief Operating Officer
Matthew M. Loar	51	Chief Financial Officer
Charles J. Casamento(1)	68	Director
Robert E. Curry, Ph.D.(2)(3)	67	Director
K. Peter Hirth, Ph.D.(3)	62	Director
James S.J. Manuso, Ph.D.(1)(2)	65	Director
Henry C. Settle, Jr.(1)	66	Director
Key Employees
Timothy L. Enns	57	Chief Investor and Media Relations Officer
William J. Evans, Ph.D.	63	Executive Vice President and President of Muscle and Health Division
Scott Turner, Ph.D.	43	Executive Vice President, Research & Development

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

The following includes a brief biography for each of our directors, executive officers and key employees, with each director biography including information regarding the experiences, qualifications, attributes or skills that caused our board of directors to determine that each member of our board of directors should serve as a director as of the date of this prospectus. There are no family relationships among any of our directors, executive officers and key employees.

David M. Fineman co-founded the company and has served as a member of our board of directors and Chairman and Chief Executive Officer since February 2001, and as our President from February 2001 to July 2013. Previously, Mr. Fineman co-founded SuperGen, Inc. in 1990, a public pharmaceutical company, now Astex Pharmaceuticals, Inc., which was acquired by Otsuka Pharmaceuticals Co. Ltd. in October 2013, where he served as Chief Financial Officer and served on the board of directors. Mr. Fineman also co-founded Quark Pharmaceuticals, Inc. in 1992. Mr. Fineman received a B.A. in English from the University of Maryland and an M.A. in Psychology from the Graduate Faculty of the New School for Social Research. We believe that Mr. Fineman’s knowledge of our company, perspective he brings as our chief executive officer and experience in executive leadership positions in our industry provide him with the qualifications and skills to serve on our board of directors.

Marc K. Hellerstein, M.D., Ph.D. co-founded the company in 2001 and has served as a member of our board of directors since September 2001, as our President and Chief Scientific Officer since July 2013, and as a consultant from 2001 to July 2013. Dr. Hellerstein has been on the faculty at the University of California, Berkeley since 1987, where he has been Professor of Nutrition since 1999 and holds the Calloway Chair (now the Atkins Chair). Dr. Hellerstein took a leave of absence in July 2013 when he became our President. Dr. Hellerstein has been on the faculty at the University of California at San Francisco since 1987, where has been Professor of Endocrinology, Metabolism and Nutrition since 1999. Dr. Hellerstein also serves on NASA’s Nutrition Risk Standing Review Panel, as well as on the Editorial Board of Science Translational Medicine, and was a 2003 NIH Merit Awardee. Dr. Hellerstein received a B.A. in Biology from Brandeis University, M.D. from Yale University and Ph.D. in Nutritional Biochemistry from Massachusetts Institute of Technology.

We believe that Dr. Hellerstein’s knowledge of our technology and leadership in the field of metabolic processes provide him with the qualifications and skills to serve on our board of directors.

Patrick J. Doyle has served as our Chief Business Officer since May 2014, and as a consultant from January 2014 to May 2014. From March 2013 to January 2014, he served as Vice President of Strategic Partnerships for PPD Inc., a global contract research organization. From October 2009 to March 2013, Mr. Doyle was the President of Kareus Therapeutics, SA, a biopharmaceutical company in Switzerland. From June 2006 to September 2009, he served as Chief Executive Officer of Syntaxin, a biopharmaceutical company. Prior to joining Syntaxin, Mr. Doyle served as Chief Corporate Development Officer of Metabolex Inc., a biopharmaceutical company, and Global Head of Pre-Clinical Partnering of Hoffmann La-Roche, a global healthcare company. Mr. Doyle received a B.Sc. (Hons.) in Pharmacology from University of Sunderland, where he also completed Ph.D. coursework and received a post-doctoral specialization in the role of the brain in metabolic diseases from the University of Geneva, Switzerland.

Alexander Glass, Ph.D. has served as our Chief Operating Officer since May 2010, and as Executive Vice President of Instrumentation from May 2004 to May 2010. From 1997 to 2000, he served as Executive Director of the Bay Area Regional Technology Alliance, a nonprofit business consulting group. From 1993 to 1997, Dr. Glass served as Chief Executive Officer of Chromex, Inc., a spectroscopy company. From 1980 to 1987, he served as the Chief Operating Officer of KMS Fusion, Inc., a thermonuclear fusion research company. From 1972 to 1980, and from 1987 to 1993, Dr. Glass served in several research management positions at the Lawrence Livermore National Laboratory, most recently as Associate Director. Dr. Glass is a Life Fellow of the Institute of Electrical and Electronic Engineering and a Fellow of the Optical Society of America. He is a member of the American Physical Society and has served on the U.S. Air Force scientific advisory board. Dr. Glass received a B.S. in Physics from Rensselaer Polytechnic Institute and an M.S. and Ph.D. in Physics from Yale University.

Matthew M. Loar has served as our Chief Financial Officer since January 2014. From January 2010 to January 2014, Mr. Loar was an independent financial consultant to companies in the biopharmaceutical industry. In addition to consulting, he served as acting Chief Executive and Financial Officer of Neurobiological Technologies, Inc., or NTI, a pharmaceutical company, beginning in February 2010, and as Chief Financial Officer of NTI from April 2008 to December 2009. Also while serving as an independent financial consultant, Mr. Loar was Chief Financial Officer of Virolab, Inc., a biotechnology company, from May 2011 to August 2012. Before joining NTI, he was Chief Financial Officer of Osteologix, Inc., a pharmaceutical company, from 2006 to 2008 and Genelabs Technologies, Inc., a biopharmaceutical and diagnostics company, from 1995 to 2006. Mr. Loar currently serves on the board of directors of NTI and Transcept Pharmaceuticals, Inc., a public pharmaceutical company. Mr. Loar received a B.A. in Legal Studies from the University of California, Berkeley and is a Certified Public Accountant (inactive) in California.

Charles J. Casamento has served as a member of our board of directors since November 2013. Since 2007, Mr. Casamento has been Executive Director and Principal of The Sage Group, Inc., a healthcare advisory company specializing in business development strategy and transactions. From October 2004 to April 2007, Mr. Casamento was President, Chief Executive Officer and a member of the board of Osteologix, Inc., a public specialty pharmaceutical company. Mr. Casamento has also previously served as an executive officer and director at Questcor Pharmaceuticals, RiboGene, Inc. and Indevus Pharmaceuticals, Inc. (formerly known as Interneuron Pharmaceuticals Inc.). Mr. Casamento serves on the board of directors of Astex Pharmaceuticals, Inc. (since July 2011) and International Stem Cell Corporation (since July 2010), and in the last five years he has served on the boards of VIVUS, Inc. (from April 2008 to July 2013), Cortex Pharmaceuticals, Inc. (from July 1997 to March 2013), and SuperGen, Inc. (from September 2002 to July 2011). Mr. Casamento received a B.S. in Pharmacy from Fordham University and an M.B.A. from Iona College. We believe that Mr. Casamento’s executive level operational experience, healthcare focused business development consulting experience and experience serving as a director of other publicly traded companies provide him with the qualifications and skills necessary to serve on our board of directors.

Robert E. Curry, Ph.D. has served as a member of our board of directors since September 2012. Dr. Curry has 28 years of healthcare venture capital investing experience, including active involvement with 38 early stage companies. Since 2012, he has served as a venture partner at Latterell Venture Partners. Previously, he was a partner at Alliance Technology Ventures, a venture capital firm focused on biotechnology and personalized medicine companies, and a partner at Sprout Group, the venture affiliate of Donaldson, Lufkin & Jenrette, Inc., an investment company. He also served as President of Merrill Lynch Venture Capital and Merrill Lynch R&D Management Inc. Dr. Curry served on the board of directors of Genoptix, Inc. from 2002 until its sale in March 2011 to Novartis International AG. Dr. Curry received a B.S. in Physics from University of Illinois at Urbana-Champaign and an M.S. and Ph.D. in Chemistry from Purdue University. We believe that Dr. Curry’s experience in the venture capital industry and serving as a director of other publicly traded and privately held companies provide him with the qualifications and skills necessary to serve on our board of directors.

K. Peter Hirth, Ph.D. has served as a member of our board of directors since June 2013. From 2000 to April 2013, he served as co-founder and Chief Executive Officer of Plexxikon Inc., acquired by Daiichi Sankyo Company, Limited. From 1991 to 2000, Dr. Hirth served in positions of increasing responsibilities at Sugen, Inc., a drug discovery company, now part of Pfizer, Inc., most recently as President. Prior to Sugen, he served as Vice President at Boehringer Mannheim, and as a research scientist with the Max Planck Institute. Dr. Hirth received an arbitur from the Robert Mayer Gymnasium in Heilbronn, Germany, a Ph.D. in Molecular Genetics from Heidelberg University and a post-doctorate in Developmental Biology from the University of California, San Diego. We believe that Dr. Hirth’s extensive experience in executive positions and knowledge of the industry provide him with the qualifications and skills necessary to serve on our board of directors.

James S.J. Manuso, Ph.D. has served as a member of our board of directors since February 2001. From July 2011 to October 2013, he served as the Chief Executive Officer and Chairman of Astex Pharmaceuticals, Inc., previously known as SuperGen, Inc., a public pharmaceutical company, which was acquired by Otsuka Pharmaceutical Company, Limited. He previously served Astex as Chairman, President and Chief Executive Officer from January 2004 to July 2011 and as a director since February 2001. Dr. Manuso continues to serve as Senior Advisor at Otsuka. Previously, Dr. Manuso co-founded and served as President, Chief Executive Officer and a member of the board of directors of Galenica Pharmaceuticals, Inc., co-founded and served as general partner of PrimeTech Partners, and Managing General Partner of The Channel Group, LLC, an international life sciences corporate advisory firm, among other positions. Dr. Manuso previously served on the board of directors of Novelos Therapeutics, Inc. and Biotechnology Industry Organization, a biotechnology trade organization. Dr. Manuso received an A.B. in Economics and Chemistry from New York University, a Ph.D. in Experimental Psychophysiology and Genetics from the Graduate Faculty of The New School University, a Certificate in Health Systems Management from Harvard University and an Executive M.B.A. from Columbia University. We believe that Dr. Manuso’s experience in the pharmaceutical and biotechnology industry, including serving as a director of other publicly traded and privately held pharmaceutical companies and founding and serving as president and chief executive officer of a pharmaceutical company, provide him with the qualifications and skills necessary to serve on our board of directors.

Henry C. Settle, Jr. has served as a member of our board of directors since October 2013, and formerly served as our Chief Financial Officer from 2002 to 2005, Vice Chairman of our board of directors from May 2012 to July 2012, and a member of our board of directors from May 2010 to July 2012. Since 1995, Mr. Settle has also served as a financial analyst and consultant for companies including Affymetrix, Inc., a public DNA microarray manufacturing company, Advanced Medicine, Inc., now Theravance, Inc., a public biotechnology company, and eConvergent, Inc., a software product company. From 1996 to 1999, he served as Chief Financial Officer of SuperGen, Inc., a public pharmaceutical company, subsequently Astex Pharmaceuticals, Inc. From 1974 to 1995, Mr. Settle served in positions of increasing responsibility at Ernst & Young LLP, a public professional services firm, where he served most recently as a partner of the firm’s High Technology practice specializing in biotechnology. Mr. Settle received a B.A. in Economics from University of California, Santa Barbara and an M.B.A. in Finance from the University of California, Los Angeles. We believe that Mr. Settle’s extensive knowledge of accounting principles and financial reporting rules and regulations, tax compliance and oversight of the financial reporting processes, as well as his understanding of our industry, provide him with the qualifications, skills and financial expertise to serve on our board of directors.

Timothy L. Enns has served as our Chief Investor and Media Relations Officer since January 2014. From 2011 to December 2013, he served as Senior Vice President of Corporate Communications and Marketing for

Astex Pharmaceuticals, Inc., or Astex, a pharmaceutical company that was previously known as SuperGen, Inc. From 2005 to 2011, Mr. Enns was the Senior Vice President of Investor Relations, Business Development for Astex, and before that served in other positions for Astex, including Vice President of Investor Relations, Business Development, Executive Director of Marketing and other communications roles. Prior to joining Astex in 1999, Mr. Enns held senior positions at Sequus, Trilex, Syncor, MGI Pharma, Adria Laboratories and Upjohn. Mr. Enns received a B.S. in Nutritional Science from the University of California, Davis.

William J. Evans, Ph.D. has served as our Executive Vice President and President of our Muscle and Health Division since May 2014. From August 2009 to May 2014, he served as Vice President and Head of the Muscle Metabolism Discovery Unit of GlaxoSmithKline, a public global pharmaceutical company. He has also been an Adjunct Professor of Medicine and senior research fellow in the Geriatrics Program at the Duke University Medical Center since September 2009. From 1997 to 2009, Dr. Evans was the Jane and Ed Warmack Chair of Nutritional Longevity and director of the Nutrition, Metabolism, and Exercise Laboratory in the Donald Reynolds Institute on Aging at the University of Arkansas for Medical Sciences. From 1993 to 1997, he was the director of the Noll Physiological Research Center at the Pennsylvania State University and from 1982 to 1993, he served as the Chief of the Human Physiology Laboratory at the U.S.D.A. Human Nutrition Research Center on Aging at Tufts University. Dr. Evans is a Fellow of the American College of Sports Medicine and The American College of Nutrition, and an honorary member of the American Dietetic Association. Dr. Evans received a B.A. in Zoology from the University of North Carolina at Chapel Hill, and an M.S. in Biology and a Ph.D. in Human BioEnergetics from Ball State University.

Scott Turner, Ph.D. has served as our Executive Vice President, Research and Development since April 2011, as Vice President of Research and Development from May 2007 to March 2011, as Vice President of Operations from October 2005 to April 2007 and as Director of Laboratory and Industrial Affairs from February 2003 to September 2005. Dr. Turner has authored and co-authored more than 29 papers and holds several patents in the area of metabolic fluxes and stable isotopes methods. He has been awarded two grants from the National Institutes of Health to fund his research into novel in vivo applications of stable isotopes in disease and serves on the editorial board of Biomarker Insights. Dr. Turner received a B.A. in Biochemistry and Molecular Biology from the University of California, Santa Cruz and a Ph.D. in Nutritional Sciences and Toxicology from the University of California, Berkeley.

Composition of the Board of Directors

Our bylaws provide that the size of our board of directors will be determined from time to time by resolution of our board of directors. Our board of directors currently consists of seven directors, five of whom qualify as independent directors under the rules and regulations of the Securities and Exchange Commission, or SEC, and NASDAQ Stock Market, LLC, or NASDAQ.

Election of Directors

Immediately prior to the completion of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors. We will have three directors in Class I and two directors in each of Class II and Class III, each serving a staggered three-year term. At each annual meeting of stockholders, our stockholders will elect successors to directors whose terms then expire to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

•	Class I directors will be Mr. Settle, Dr. Hirth and Mr. Casamento, and their terms will expire at the annual meeting of stockholders to be held in 2015;
•	Class II directors will be Dr. Hellerstein and Dr. Curry, and their terms will expire at the annual meeting of stockholders to be held in 2016; and
•	Class III directors will be Dr. Manuso and Mr. Fineman, and their terms will expire at the annual meeting of stockholders to be held in 2017.

The classification of our board of directors may have the effect of delaying or preventing changes in control of our company. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Independence of the Board of Directors and Board Committees

Rule 5605 of the NASDAQ Marketplace Rules, or the NASDAQ Listing Rules, requires that independent directors compose a majority of a listed company’s board of directors within one year of listing. In addition, the NASDAQ Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act of 1934, as amended, or the Exchange Act. Under NASDAQ Listing Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. Beginning in 2014, in addition to satisfying general independence requirements under the NASDAQ Listing Rules, members of the compensation committee must also satisfy additional independence requirements set forth in NASDAQ Listing Rule 5605(d)(2). In order to be considered independent for purposes of NASDAQ Listing Rule 5605(d)(2), a member of a compensation committee of a listed company may not, other than in his or her capacity as a member of the compensation committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries. Additionally, the board of directors of the listed company must consider whether the compensation committee member is an affiliated person of the listed company or any of its subsidiaries and, if so, must determine whether such affiliation would impair the director’s judgment as a member of the compensation committee.

In November 2013, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family and other relationships, including those relationships described under “Certain Relationships and Related Party Transactions,” our board of directors determined that none of Messrs. Manuso, Curry, Hirth, Casamento and Settle, representing five of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 5605(a)(2) of the NASDAQ Listing Rules. Mr. Fineman is not considered independent because he currently serves as our Chief Executive Officer. Dr. Hellerstein is not considered independent because he currently serves as our President. Our board of directors also determined that each member of the audit, compensation, and nominating and corporate governance committees satisfies the independence and committee composition standards for such committees established by the SEC and the NASDAQ Listing Rules, as applicable, other than Mr. Settle with respect to the NASDAQ Listing Rules applicable to audit committees. In making these determinations on the independence of our directors, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director. Under the applicable corporate governance standards of the NASDAQ Listing Rules, a company listing in connection with its initial public offering is permitted to phase in its compliance with the audit committee composition requirements set forth in NASDAQ Listing Rule 5605 on the following schedule: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listings; and (3) all independent members within one year of listing. Within one year of our listing on the NASDAQ Global Market, we expect that Mr. Settle will satisfy the audit committee standards under the NASDAQ Listing Rules, and that all members of our audit committee will be independent.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an officer or employee of the company. None of our executive officers serves, or has served during the last three years, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Board Agreements

We have entered into Board of Directors Agreements with all of our directors. The agreements provide for the duties, responsibilities and remuneration of each director as a member of the board and other customary terms, including indemnification. These agreements will terminate upon the completion of this offering, and we have adopted a non-employee director compensation policy and are entering into indemnification agreements with each director.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

The following table sets forth information for the years ended December 31, 2012 and 2013 regarding compensation awarded to or earned by our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)		Option Awards(2) ($)	All Other Compensation ($)		Total ($)
David Fineman Chief Executive Officer	2013	320,000	50,000		131,985	—		501,985
	2012	275,000	—		14,000	15,005	(3)	304,005

Marc K. Hellerstein, M.D., Ph.D President & Chief Scientific Officer	2013	191,500	—		131,985	100,000	(4)	423,485

Karen S. Carothers, CPA Former Chief Financial Officer & Treasurer(5)	2013	176,250	25,000		155,650	—		356,900
	2012	158,750	5,000	(1)	6,840	—		170,590

(1)	Amounts shown represent bonus amounts awarded at the sole discretion of our board of directors.
(2)	Amounts listed in this column represent the aggregate fair value of the awards computed as of the grant date of each award in accordance with Financial Accounting Standards Board Accounting Standards Codification No. 718, Compensation-Stock Compensation, or FASB ASC Topic 718, excluding our estimated forfeiture rate, rather than amounts paid to or realized by the named individual. See the notes to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options. These amounts do not necessarily correspond to the actual value that the named executive officers may realize upon exercise.
(3)	Amounts paid to Mr. Fineman represents $15,005 of out-of-pocket medical expense reimbursements. The reimbursement policy for out-of-pocket medical expenses terminated in July 2012.
(4)	Amounts paid to Dr. Hellerstein consist of consulting fees paid for consulting services he provided prior to becoming an executive officer in July 2013.
(5)	Upon the appointment of Matthew M. Loar as our Chief Financial Officer in January 2014, Ms. Carothers ceased serving in that capacity and became our Vice President, Finance.

Option Exercises and Stock Vested

The following table sets forth information regarding exercises of options to purchase our common stock, and shares of our common stock that vested prior to and following such exercises, by our named executive officers during the year ended December 31, 2013.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting Following Early Exercise(2) (#)	Value Realized on Vesting ($)
David M. Fineman	1,458	3,938	2,916	14,875
Marc K. Hellerstein	16,666	75,000	—	—
Karen S. Carothers	12,500	48,750	2,500	3,250
	208	563	—	—

(1)	For option awards, the value realized on exercise represents the difference between the exercise price of the options and the estimated fair value of common stock on the date of exercise for the shares of common stock underlying the options that were vested at the time of exercise.
(2)	Stock awards represent shares of common stock underlying options that vested following their early exercise.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding equity awards held by the named executive officers that were outstanding as of December 31, 2013.

Name	Number of Securities Underlying Unexercised Options, Exercisable (#)(1)(2)	Option Exercise Price ($/Sh)	Option Expiration Date	Option Grant Date	Number of Shares of Stock Underlying Exercised Options Unvested, Subject to Repurchase (#)(3)		Market Value of Shares of Stock Unvested, Subject to Repurchase ($)
David M. Fineman	—	—	—	—	133,333	(4)	$800,000
	—	—	—	—	30,625		$183,750
Marc K. Hellerstein				—	133,333	(4)	$800,000
	35,000	$2.10	9/3/2023	9/4/2013	—		—
Karen S. Carothers	17,500	$0.90	1/12/2022	1/13/2012	—		—
	4,791	$2.10	9/3/2023	9/4/2013	—		—
	11,666	$2.10	9/26/2023	9/27/2013	—		—
	33,333	$4.80	10/30/2023	10/31/2013	—		—

(1)	All of our employee stock options may be early exercised, which permits the optionee to exercise and purchase vested as well as unvested shares. Accordingly, this table reflects that all outstanding options are exercisable, whether or not the underlying shares are vested. Unvested shares are subject to our right to repurchase at the optionee’s exercise price in the event the optionee’s service with us ends prior to the end of the applicable vesting term. The following table shows the vested and unvested shares underlying each of the options in the table above:

Name	Number of Securities Underlying Vested Stock Options (#)	Number of Securities Underlying Unvested Stock Options (#)	Number of Securities Underlying Exercisable Stock Options (#)
Mark K. Hellerstein	4,375	30,625	35,000
Karen S. Carothers	1,875	15,625	17,500
	416	4,375	4,791
	729	10,397	11,666
	1,388	31,945	33,333
(2)	Unless otherwise noted, all stock options vest in monthly installments over four years from the date of grant, with an expiration date 10 years from the date of grant.
(3)	Represents shares issued on the officer’s early exercise of options that remained unvested as of December 31, 2013. For early exercises of options during the year ended December 31, 2013, any shares that vested during the year following early exercise are included under “Stock Awards” in the “Option Exercises and Stock Vested” table.
(4)	Subject to continued service to the company, this option vests upon the earlier of completion of an initial public offering or on a performance-based graduated scale based upon the cumulative value of all amounts of cash and other property received by common stockholders in cash or in kind and cash and third-party stock distributed in a full or partial sale as follows:

Tranche	Cumulative Value Received per Share	Vested
—	$4.80	0%
1	$5.40	10%
2	$6.00	16%
3	$6.60	22%
4	$6.90	28%
5	$7.50	34%
6	$8.10	40%
7	$8.70	46%
8	$9.00	52%
9	$9.60	58%
10	$10.20	64%
11	$10.80	70%
12	$11.40	76%
13	$11.70	82%
14	$12.30	88%
15	$12.90	94%
16	$13.50 and above	100%

Employment Agreements

We have entered into employment agreements with all of our named executive officers. We designed these agreements to be part of a competitive compensation package and to keep our executive officers focused on our business goals and objectives. These agreements provide for base salaries and incentive compensation benefits, and each component reflects the scope of each named executive officer’s anticipated responsibilities and the individual experience they bring to the company.

Each of our named executive officers is eligible for annual bonuses which are awarded at the sole discretion of our board of directors. Each of our named executive officers is also eligible to participate in our employee benefit plans on the same terms as other regular, full-time employees.

Other Benefits

Our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, short and long-term disability, and our 401(k) plan, in each case on the same basis as other employees, subject to applicable laws. We also provide vacation and other paid holidays to all employees, including our named executive officers.

We believe these benefits are important to attracting and retaining experienced executives. Like many private companies, we do not currently provide perquisites to our executive officers, given our attention to the cost-benefit tradeoff of such benefits, and the board of directors’ knowledge of the benefit offerings at other private companies.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code, or the Code, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our three other most highly paid executive officers other than our principal financial officer. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We may structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation arrangements and payments that do not comply with the exemptions in Section 162(m).

The compensation committee also takes into account whether components of our compensation program may be subject to the penalty tax associated with Section 409A of the Code, and aims to structure the elements of compensation to be compliant with or exempt from Section 409A to avoid such potential adverse tax consequences.

Equity Benefit Plans

2014 Omnibus Incentive Plan

On April 21, 2014, our stockholders approved our 2014 Omnibus Incentive Plan, which we refer to as the 2014 Plan, for the purpose of attracting and retaining non-employee directors, executive officers and other key employees and service providers, including officers, employees and service providers of our affiliates, and to stimulate their efforts toward our continued success, long-term growth and profitability. The 2014 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units, dividend equivalent rights, other equity-based awards and cash bonus awards. We have reserved 1,697,508 shares of common stock (which includes 30,842 shares available for issuance under our 2010 Plan as of March 31, 2014) for issuance pursuant to the 2014 Plan, subject to certain adjustments set forth in the plan. Any shares of common stock underlying awards outstanding under the 2010 Plan or the 2001 Plan as of the closing of this offering that thereafter terminate by expiration, forfeiture, cancellation or otherwise without the issuance of such shares shall be added to, available for issuance under, the 2014 Plan. In addition, effective January 1, 2015, the number of shares of common stock available for issuance under the 2014 Plan shall automatically increase annually by 4% of the total number of issued and outstanding shares of our common stock as of December 31 of the immediately preceding year. This summary is qualified in its entirety by the detailed provisions of the 2014 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration of the 2014 Plan.  Our compensation committee will administer the 2014 Plan and determine all terms of awards under the plan. Each member of our compensation committee that administers the plan will be both a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act, and an “outside director” within the meaning of Section 162(m) of the Code. Our compensation committee will also interpret the provisions of the plan. During any period of time in which we do not have a compensation committee, or otherwise at the election of our board of directors, our board of directors or another committee appointed by our board of directors will administer the plan. References below to the compensation committee include a reference to the board of directors or another committee appointed by the board of directors for those periods in which the board of directors or such other committee appointed by the board of directors is acting.

Eligibility.  All of our employees and the employees of our affiliates are eligible to receive awards under the 2014 Plan. In addition, our non-employee directors and consultants and advisors who perform services for us and our affiliates may receive awards under the 2014 Plan, other than incentive stock options.

Share Authorization.  As stated above, we have reserved 1,697,508 shares of common stock for issuance under the 2014 Plan, which includes all shares of common stock that remain available for issuance under the 2010 Plan as of the completion of this offering. In connection with stock splits, dividends, recapitalizations and certain other events, our board will make proportionate adjustments that it deems appropriate in the aggregate number of shares of common stock that we may issue under the 2014 Plan and the terms of outstanding awards. If any shares of stock covered by an award granted under the 2014 Plan, the 2010 Plan or the 2001 Plan are not purchased or are forfeited or expire, or if an award otherwise terminates without delivery of any shares of stock subject thereto, or is settled in cash in lieu of shares of stock, then such number of shares with respect to such award shall be available for making awards under the 2014 Plan. If shares of stock subject to an award are surrendered in connection with the purchase of shares of stock upon exercise of an option, deducted from payment of an award in connection with tax withholding obligations or purchased by us with proceeds from option exercises, then such shares shall not be available for making awards under the 2014 Plan.

During any time that the transition period under Section 162(m) of the Code has expired or does not apply, the maximum number of shares of common stock subject to options or stock appreciation rights that we can issue under the 2014 Plan to any person is 583,333 in any single calendar year. The maximum number of shares of common stock that we can issue under the 2014 Plan to any person other than pursuant to an option or stock appreciation right is 291,666 in any single calendar year. The maximum amount that any one person may earn as an annual incentive award or other cash award in any calendar year is $1,000,000 and the maximum amount that any one person may earn as a performance award or other cash award in respect of a performance period is $3,000,000.

Options.  The 2014 Plan authorizes our compensation committee to grant incentive stock options (under Section 421 of the Code) and options that do not qualify as incentive stock options, or non-qualified stock options. All of the shares of stock available for issuance under the 2014 Plan at the time of this offering shall be available for issuance pursuant to incentive stock options. The compensation committee will determine the exercise price of each option, provided that the price will be equal to at least the fair market value of the shares of common stock on the date on which the option is granted. If we were to grant incentive stock options to any 10% stockholder, the exercise price may not be less than 110% of the fair market value of our shares of common stock on the date of grant.

The term of an option cannot exceed 10 years from the date of grant. If we were to grant incentive stock options to any 10% stockholder, the term cannot exceed five years from the date of grant. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The compensation committee may accelerate the exercisability of options. Except in connection with a corporate transaction, the exercise price of an option may not be amended or modified after the grant of the option, and an option may not be surrendered in consideration of or exchanged for a grant of a new option having an exercise price below that of the option which was surrendered or exchanged without stockholder approval.

The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. We will generally treat options or portions thereof that exceed such limit as non-qualified stock options.

Stock Awards.  The 2014 Plan also provides for the grant of stock awards (which includes restricted stock and stock units). A stock award is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as our compensation committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as our compensation committee may determine. A participant who receives a restricted stock award will have all of the rights of a stockholder as to those shares, including the right to vote and the right to receive dividends or distributions on the shares, except that the board of directors may require any dividends to be reinvested in shares, which may be subject to the same vesting conditions applicable to the restricted stock. During the period, if any, when stock awards are non-transferable or forfeitable, a participant is prohibited from selling, transferring, assigning, pledging or otherwise encumbering or disposing of his or her award shares.

Stock Appreciation Rights.  The 2014 Plan authorizes our compensation committee to grant stock appreciation rights that provide the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of our common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Stock appreciation rights may be granted in tandem with an option grant or independently from an option grant. The term of a stock appreciation right cannot exceed 10 years from the date of grant.

Stock Units.  The 2014 Plan also authorizes our compensation committee to grant stock units. Stock units represent the participant’s right to receive a compensation amount, based on the value of the shares of common stock, if vesting criteria established by the compensation committee are met. If the vesting criteria are met, we will pay stock units in cash, shares of common stock or a combination thereof.

Bonuses.  We may base cash performance bonuses payable under the 2014 Plan on the attainment of performance goals that the compensation committee establishes that relate to one or more performance criteria described in the plan. Cash performance bonuses, for which there is no minimum payout, must be based upon objectively determinable bonus formulas established in accordance with the plan, as determined by the compensation committee.

Dividend Equivalents.  Our compensation committee may grant dividend equivalents in connection with the grant of any equity-based award other than options and appreciation rights. Dividend equivalents may be paid currently or may be deemed to be reinvested in additional shares of stock, which may thereafter accrue additional equivalents, and may be payable in cash, shares of common stock or a combination of the two. Our compensation committee will determine the terms of any dividend equivalents.

Performance Awards.  Section 162(m) of the Code limits publicly held companies to an annual deduction for U.S. federal income tax purposes of $1.0 million for compensation paid to each of their principal executive officer and their three highest compensated executive officers (other than the chief executive officer or the chief financial officer) determined at the end of each year, referred to as covered employees. However, performance-based compensation and compensation meeting certain initial public offering transition rule requirements is excluded from this limitation. The 2014 Plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) once the transition rule is no longer applicable, but it is not required under the 2014 Plan that awards qualify for this exception. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

We may select performance goals from one or more of the following: (1) net earnings or net income; (2) operating earnings; (3) pretax earnings; (4) earnings per share of stock; (5) stock price, including growth measures and total stockholder return; (6) earnings before interest and taxes; (7) earnings before interest, taxes, depreciation and/or amortization; (8) sales or revenue growth, whether in general, by type of product or service, or by type of customer; (9) gross or operating margins; (10) return measures, including return on assets, capital, investment, equity, sales or revenue; (11) cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment; (12) productivity ratios; (13) expense targets; (14) market share; (15) financial ratios as provided in credit agreements of our company; (16) working capital targets; (17) completion of acquisitions of business or companies; (18) completion of divestitures and asset sales; (19) revenues under management; (20) funds from operations; (21) successful implementation of clinical trials, including components thereof; (22) submitting regulatory filings; (23) obtaining regulatory approvals; (24) entering into contractual arrangements; (25) meeting contractual requirements; (26) achieving contractual milestones; (27) entering into collaborations; (28) receipt of grant funding; (29) regulatory body approval for commercialization of a product; (30) implementation or completion of critical projects; (31) product development; (32) licensing; (33) laboratory testing capacity, including laboratory testing volume; (34) facility development; (35) government relations; (36) production volume levels; and (37) any combination of any of the foregoing business criteria.

We may base performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. We may not adjust upward any awards that we intend to qualify as performance-based compensation. The plan administrator retains the discretion to adjust performance-based awards downward, either on a formula or discretionary basis, or any combination as the compensation committee determines. Performance goals may differ from participant to participant and from award to award.

Other Equity-Based Awards.  Our compensation committee may grant other types of equity-based awards under the 2014 Plan. Other equity-based awards are payable in cash, shares of common stock or other equity, or a combination thereof, and may be restricted or unrestricted, as determined by our compensation committee. The terms and conditions that apply to other equity-based awards are determined by the compensation committee.

Change in Control.  If we experience a change in control in which equity-based awards that are not exercised prior to the change in control will not be assumed or continued by the surviving entity, unless otherwise provided in an award agreement: (1) all restricted shares will vest, and all stock units and dividend equivalents will vest and the underlying shares will be delivered immediately before the change in control, and (2) at the board of directors’ discretion either all options and stock appreciation rights will become exercisable 15 days before the change in control and terminate upon the consummation of the change in control, or all options, stock appreciation rights, restricted shares and stock units may be cancelled before the change in control in exchange for payment of any amount in cash or securities having a value (as determined by our board), in the case of restricted shares or stock units equal to the formula or fixed price per share paid to our stockholders and, in the case of options and stock appreciation rights equal to the product of the number of shares subject to the option or stock appreciation right multiplied by the amount by which the formula or fixed price paid to our stockholders exceeds the exercise price of the option or the stock appreciation right. In the case of performance shares and performance units, however, if more than half of the performance period has lapsed, we will convert the performance shares based on actual performance to date. If less than half of the performance period has lapsed, or if we cannot determine actual performance, we will convert the performance shares and performance units assuming target performance has been achieved.

Amendment; Termination.  Our board of directors may amend or terminate the 2014 Plan at any time; provided that no amendment may adversely impair the benefits of participants with outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or rules of a stock exchange on which the common stock is then listed. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2014 Plan will terminate on the tenth anniversary of the completion of this offering.

2010 Equity Incentive Plan

General.  In June 2010, our board of directors and our stockholders adopted our 2010 Plan, as a successor to and continuation of our 2001 Plan, which was subsequently amended on April 2012 and May 2013. Our board of directors has determined not to grant any additional awards under the 2010 Plan after the completion of this offering. However, the 2010 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2010 Plan which, as of March 31, 2014, constitute stock options to purchase 1,328,797 shares of our common stock.

Share Reserve.  As of March 31, 2014, a total of 2,533,333 shares of our common stock had been authorized for issuance under the 2010 Plan and the predecessor 2001 Plan. As of March 31, 2014, options to purchase a total of 1,328,797 shares of our common stock had been granted and remain outstanding under the 2010 Plan, a total of 461,918 shares of our common stock had been issued upon the exercise of options or pursuant to other awards granted under the 2010 Plan, including 313,900 shares of our common stock that were issued upon the early exercise of stock options and subject to repurchase, and 30,842 shares remained available for future grant. Such remaining share balance will become available for issuance under the 2014 Plan upon completion of this offering.

Types of Awards.  Our 2010 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and restricted stock units to our employees, directors and consultants. Our board of directors has the authority to determine the terms and conditions of the awards granted under the 2010 Plan.

Options granted under the 2010 Plan may be early exercised prior to vesting under the terms of our stock option agreement. Under this agreement and upon termination of services, unvested exercised shares are subject to repurchase by us at the exercise price.

Our 2010 Plan does not allow for the transfer of awards other than by will or the laws of descent or distribution and only the recipient of an award may exercise such award during his or her lifetime, unless our board of directors provides for additional transfer terms as permitted by Rule 701 of the Securities Act. Furthermore, until we become subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or after our board of directors determines that we will no longer be relying on the exemption from registration under Rule 12h-1(f) of the Exchange Act, an option or, prior to exercise, the common stock subject to an option may not be pledged, hypothecated or otherwise transferred or disposed of other than to (i) family members through gifts or domestic relations orders, or (ii) to an executor or guardian of the option recipient upon the death or disability of such recipient, unless our board of directors determines to permit transfers to us or in connection with a change in control or other acquisition transaction involving us to the extent permitted by Rule 12h-1(f) of the Exchange Act.

Corporate Transaction.  Our 2010 Plan provides that in the event of our merger with another corporation, more than 50% of the total voting power of our capital stock is acquired, a majority of our board of directors is replaced within any twelve month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of such appointment or election, or the sale of all or substantially all of our assets, our board of directors may determine whether (i) the successor corporation may assume or substitute for each outstanding award, (ii) the vesting of such awards held by current service providers may be accelerated in full, (iii) all outstanding awards are to be cancelled as of the effective date of the consummation of the transaction, (iv) the awards are to be exchanged for cash and/or property equal to the amount that would have been attained upon exercise of such awards, or (v) awards are to be replaced with other rights or property selected our board of directors.

2001 Stock Option Plan

General.  In September 2001, our board of directors and our stockholders adopted our 2001 Plan, which was subsequently amended on April 2005, June 2006, May 2008 and December 2008. The 2001 Plan was succeeded by our 2010 Plan and terminated on June 2010. Since the termination of the 2001 Plan, we may not grant any additional awards under the 2001 Plan. However, the 2001 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2001 Plan which, as of March 31, 2014, constitute options to purchase 140,960 shares of common stock. Our board of directors administers the 2001 Plan.

Share Reserve.  As of March 31, 2014, options to purchase a total of 140,960 shares of common stock had been granted and remain outstanding under the 2001 Plan, and a total of 570,717 shares of common stock had been issued upon the exercise of options or pursuant to other awards granted under the 2001 Plan.

Types of Awards.  Our 2001 Plan provided for the grant of incentive stock options and nonstatutory stock options to our employees, directors and consultants. Our board of directors has the authority to determine the terms and conditions of the awards granted under the 2001 Plan.

Options granted under the 2001 Plan may be early exercised prior to vesting under the terms of our stock option agreement. Under this agreement and upon termination of services, unvested exercised shares are subject to repurchase by us at the exercise price.

Our 2001 Plan does not allow for the transfer of awards other than by will or the laws of descent or distribution and only the recipient of an award may exercise such award during his or her lifetime.

Corporate Transaction.  Our 2001 Plan provides that in the event of our merger, consolidation or reorganization with another corporation, or sale of all or substantially all of our assets, our board of directors may determine whether (i) the successor corporation may assume or substitute for each outstanding award, (ii) the vesting of such awards held by current service providers may be accelerated in full, (iii) options in favor of us to repurchase shares of Common Stock purchased under the 2001 Plan are to be cancelled or (iv) all outstanding awards are to be cancelled as of the effective date of the consummation of the transaction.

Non-Employee Director Compensation

Cash and Equity Compensation

Our board of directors approved a non-employee director compensation policy, which will be effective for all non-employee directors upon the effective date of the registration statement for this offering. Each non-employee director will receive an annual base retainer of $35,000. In addition, our non-employee directors will receive the following cash compensation for board services, as applicable:

•	the vice chairman of the board of directors will receive an additional annual cash retainer of $20,000;
•	each member of our audit, compensation and nominating and corporate governance committees, other than the chairperson, will receive an additional annual cash retainer of $7,500, $5,000 and $5,000, respectively; and
•	each chairperson of our audit, compensation and nominating and corporate governance committees will receive an additional annual cash retainer of $15,000, $10,000 and $8,000, respectively.

We will pay all amounts in equal quarterly installments. We will also reimburse each of our directors for his travel expenses incurred in connection with attendance at board of directors and committee meetings.

In addition, non-employee directors will receive a one-time initial award of options to purchase 16,666 shares of our common stock, which will vest quarterly over three years, subject to the director’s continued service on the board of directors. Thereafter, each non-employee director will receive an annual award of options to purchase 6,666 shares of our common stock, which will vest upon the earlier to occur of the one-year anniversary of the date of grant and the stockholder meeting in the year following the date of grant, subject to the director's continued service on the board of directors.

Director Compensation Table

The following table sets forth information concerning compensation accrued or paid to our non-employee directors during the year ended December 31, 2013, for their service on our board of directors and as consultants. Directors who are also our employees receive no additional compensation for their services as directors and are not set forth in the table below. Drs. Curry and Manuso were appointed to our board before January 1, 2013. Dr. Hirth joined our board in June 2013, Mr. Settle rejoined our board in October 2013, and Mr. Casamento joined our board in November 2013.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1)(2) ($)	All Other Compensation(3) ($)	Total ($)
Charles J. Casamento	$1,500	$102,080	$—	$103,580
Robert E. Curry, Ph.D.	4,063	56,565	60,937	121,565
K. Peter Hirth, Ph.D.	3,000	128,040	—	131,040
James Manuso, Ph.D	3,500	56,565	—	60,065
Henry C. Settle, Jr.	—	83,160	19,317	102,477

(1)	Amounts reflect the grant date fair value of option awards granted in 2013 in accordance with ASC 718 excluding our estimated forfeiture rate. For information regarding assumptions underlying the value of equity awards, see Note 1 to our financial statements and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies—Stock-Based Compensation,” included elsewhere in this prospectus. These amounts do not necessarily correspond to the actual value that the named directors may recognize.
(2)	The following table provides information regarding equity awards held by each director as of December 31, 2013:

Name	OPTIONS OUTSTANDING (#)
Charles J. Casamento	36,666
Robert E. Curry, Ph.D	48,333
K. Peter Hirth, Ph.D.	36,666
James Manuso, Ph.D	66,666
Henry C. Settle, Jr.	63,332
(3)	All other compensation for Dr. Curry represents consulting fees paid to Dr. Curry for services performed for the Company during his term as director. All other compensation for Mr. Settle represents consulting fees paid prior to his appointment to the board of directors.

Limitation of Liability and Indemnification Agreements

Our amended and restated certificate of incorporation and amended and restated bylaws, each to become effective immediately prior to the completion of this offering, provide that we will limit the liability of our directors, and may indemnify our directors and officers, to the maximum extent permitted by the Delaware General Corporation Law, or DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to the corporation or its stockholders;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or redemption of shares; or
•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

We are entering into separate indemnification agreements with our directors and officers in addition to the indemnification provided for in our amended and restated bylaws. These indemnification agreements provide, among other things, that we will indemnify our directors and officers for certain expenses, including damages, judgments, fines, penalties, settlements and costs and attorneys’ fees and disbursements, incurred by a director or officer in any claim, action or proceeding arising in his or her capacity as a director or officer of our company or in connection with service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or officer makes a claim for indemnification.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since January 1, 2011, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers, holders of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under “Executive Compensation — Employment, Change of Control and Severance Agreements” and “Executive Compensation — Non-Employee Director Compensation.”

We refer to these transactions as related person transactions.

Preferred Stock Financings

Issuance of Series CC Convertible Preferred Stock

Between August 20, 2013 and December 30, 2013, we issued and sold 1,866,666 shares of our Series CC convertible preferred stock at a price per share of $4.50, for gross proceeds of $8.4 million. The table below sets forth the number of shares of Series CC convertible preferred stock purchased by officers, directors or beneficial owners of 5% or more of our capital stock and their affiliated entities in such financing. Each share of Series CC convertible preferred stock in the table below will be converted into 1.2 shares of our common stock upon the completion of this offering.

PARTICIPANTS	SERIES CC CONVERTIBLE PREFERRED STOCK (#)	AGGREGATE PURCHASE PRICE OF SERIES CC CONVERTIBLE PREFERRED STOCK ($)
David M. Chester(1)	26,200	117,900

(1)	David M. Chester is a beneficial owner of more than 5% of our capital stock.

Issuance of Series BB Convertible Preferred Stock and Warrants

Between August 23, 2011 and March 8, 2012, we issued and sold 1,479,574 shares of our Series BB convertible preferred stock at a price per share of $3.00 and warrants to purchase up to the number of shares of our common stock equal to 25% of the number of Series BB convertible preferred stock purchased by such investor, for gross proceeds of $4.4 million. The table below sets forth the number of shares of BB convertible preferred stock purchased by officers, directors or beneficial owners of 5% or more of our capital stock and their affiliated entities in such financing. Each share of Series BB convertible preferred stock in the table below will be converted into one share of our common stock upon the completion of this offering.

PARTICIPANTS	SERIES BB CONVERTIBLE PREFERRED STOCK (#)	AGGREGATE PURCHASE PRICE OF SERIES BB CONVERTIBLE PREFERRED STOCK ($)	AGGREGATE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS (#)
David M. Fineman(1)	741	2,223	185
David M. Chester(2)	6,666	20,000	1,666

(1)	David M. Fineman is our Chief Executive Officer.
(2)	David M. Chester is a beneficial owner of more than 5% of our capital stock.

Investor Rights Agreement

We are party to the Series AA Preferred Stock Investors’ Rights Agreement dated January 9, 2009, the Series BB Preferred Stock Investors’ Rights Agreement dated October 21, 2010 and the Series CC Preferred Stock Investors’ Rights Agreement, dated August 20, 2013, with holders of our convertible preferred stock. We refer to these agreements collectively as the investor right agreements. The investor rights agreements provide that the holders of common stock issuable upon conversion of our convertible preferred stock have the right to demand that we file registration statements or request that their shares of common stock be covered by registration statements that we are otherwise filing. In addition to the registration rights, the investor rights agreements provide for certain information rights and rights of first refusal. The provisions of the investor rights agreements will terminate with respect to each holder upon the date (i) on or after the closing of this offering, on which all shares of registrable securities held or entitled to be held upon conversion by such holder may immediately be sold under Rule 144 during any ninety (90) day period or (ii) three years after the closing of this offering, other than certain rights related to information and inspection rights and certain covenants that terminate upon the completion of this offering. The registration rights are described in more detail under “Description of Capital Stock — Registration Rights.”

Consulting Arrangement

On January 1, 2002, we entered into a consulting arrangement with Dr. Marc Hellerstein, who at the time was our co-founder and a member of our board of directors. The consulting agreement provided that Dr. Hellerstein would provide consulting services to us on a month to month basis and contained customary provisions on invention assignment, confidentiality and non-solicitation of employees and customers. The consulting agreement was amended from time to time, including on January 1, 2012 to increase his consulting fee from $80,000 per year to $12,500 per month and on July 1, 2012 to further increase his consulting fee to $16,667 per month. The consulting agreement was terminated on July 1, 2013 when Dr. Hellerstein became our President and Chief Scientific Officer.

Other Transactions

We entered into various employment-related agreements with our directors and executive officers that, among other things, provide for compensatory benefits. For a description of these agreements, see the sections entitled “Executive Compensation — Employment Agreements” and “Executive Compensation —  Non-Employee Director Compensation.”

We are entering into indemnification agreements with each of our current directors and officers. See “Executive Compensation — Limitation of Liability and Indemnification Agreements.”

Policies and Procedures for Related Person Transactions

All related person transactions are reviewed and approved by our audit committee (or any other committee of the board consisting of independent directors) or our board of directors. This review covers any material transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, and a related person had or will have a direct or indirect material interest, including, purchases of goods or services by or from the related party or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. A “related person” is any person who is or was one of our executive officers, directors or director nominees or is a beneficial owner of more than 5% of our common stock, or their immediate family members or any entity owned or controlled by any of the foregoing persons.

All of the transactions described above were entered into prior to the adoption of this policy and were approved by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of May 31, 2014 and as adjusted to reflect the sale of shares of common stock in this offering and the conversion of all outstanding shares of our convertible preferred stock by:

•	each of our named executive officers;
•	each of our directors;
•	all of our executive officers and directors as a group; and
•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of any class of our voting securities.

We have based our calculation of beneficial ownership prior to this offering on 11,061,247 shares of common stock outstanding on May 31, 2014, assuming the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 8,917,010 shares of our common stock immediately prior to the closing of this offering. We have based our calculation of beneficial ownership after this offering on 16,252,053 shares of our common stock outstanding immediately following the completion of this offering, which gives effect to the issuance of 4,500,000 shares of common stock in this offering, the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 8,917,010 shares of our common stock upon completion of this offering and the exercise of warrants into an aggregate of 690,806 shares of our common stock. These warrants have a cashless exercise feature and for purposes of calculating beneficial ownership after this offering, we have assumed that none of the warrants will be exercised under the cashless exercise feature. Ownership information assumes no exercise of the underwriters’ over-allotment option.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder who beneficially owns more than 5% of any class of our voting securities, as the case may be. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including the right to acquire beneficial ownership of that security within 60 days, including through outstanding options and warrants that are currently exercisable within 60 days of May 31, 2014. Options to purchase shares of our common stock that are exercisable within 60 days of May 31, 2014 are deemed to be beneficially owned by the persons possessing those rights for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. Except as indicated in the footnotes below, each of the beneficial owners named in the table below has, and upon completion of this offering will have, to our knowledge, sole voting and investment power with respect to all shares of common stock listed as beneficially owned by him or her, except for shares owned jointly with that person’s spouse. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o KineMed, Inc., 5980 Horton Street, Suite 470, Emeryville, California 94608.

	SHARES OF COMMON STOCK BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER	BEFORE OFFERING	BEFORE OFFERING	AFTER OFFERING
Named Executive Officers and Directors:
David M. Fineman(1)	1,416,061	12.7%	8.7%
Marc K. Hellerstein, M.D., Ph.D.(2)	611,036	5.5%	3.7%
Karen S. Carothers(3)	99,996	*	*
Charles J. Casamento(4)	36,666	*	*
Robert E. Curry, Ph.D.(5)	48,333	*	*
K. Peter Hirth, Ph.D.(6)	36,666	*	*
James S. Manuso, Ph.D.(7)	79,995	*	*
Henry C. Settle, Jr.(8)	84,995	*	*
All executive officers and directors as a group (10 persons)	2,511,878	21.6%	14.9%

	SHARES OF COMMON STOCK BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER	BEFORE OFFERING	BEFORE OFFERING	AFTER OFFERING
5% Stockholders:
David M. Chester(9)	614,700	5.6%	3.8%

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (a) 166,874 shares of common stock, (b) 26,833 shares of common stock held by Chloe Rose Fineman & David M. Fineman JTWROS, (c) 26,833 shares of common stock held by Emma Hart Fineman & Ellen Gunn Fineman JTWROS, (d) 947,267 shares of common stock held by Fineman Revocable Trust of 2/12/97, David Fineman and Ellen Gunn Fineman, Trustees, (e) 25,880 shares of common stock held by Gunn Fineman, Inc. Money Purchase Profit Sharing Pension Trust, (f) 55,555 shares of common stock held by Merrill Lynch FBO David Fineman IRA, (g) 66,666 shares of common stock held by the KineMed Research Trust, dated February 7, 2001, (h) 16,821 shares of common stock issuable upon exercise of warrants held by Fineman Revocable Trust of 2/12/97, David Fineman and Ellen Gunn Fineman, Trustees, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised and (i) 83,332 shares of common stock issuable upon the exercise of stock options within 60 days of May 31, 2014.
(2)	Consists of (a) 492,704 shares of common stock and (b) 118,332 shares of common stock issuable upon the exercise of stock options within 60 days of May 31, 2014.
(3)	Consists of (a) 32,707 shares of common stock and (b) 67,289 shares of common stock issuable upon the exercise of stock options within 60 days of May 31, 2014.
(4)	Consists solely of 36,666 shares of common stock issuable upon the exercise of stock options within 60 days of May 31, 2014.
(5)	Consists solely of 48,333 shares of common stock issuable upon the exercise of stock options within 60 days of May 31, 2014.
(6)	Consists solely of 36,666 shares of common stock issuable upon the exercise of stock options within 60 days of May 31, 2014.
(7)	Consists of (a) 1,665 shares of common stock and (b) 78,330 shares of common stock issuable upon the exercise of stock options within 60 days of May 31, 2014.
(8)	Consists of (a) 21,663 shares of common stock and (b) 63,332 shares of common stock issuable upon the exercise of stock options within 60 days of May 31, 2014.
(9)	Consists of (a) 499,013 shares of common stock, (b) 106,666 shares of common stock held by Equity Trust Company Custodian FBO David M. Chester IRA and (c) 9,021 shares of common stock issuable upon exercise of warrants, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised and the exercise price of the warrants is below the low end of the price range set forth on the cover page of this prospectus. The address for the funds affiliated with David M. Chester is 2320 Greenview Drive, Uniontown, Ohio 44685.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of convertible preferred stock, par value $0.001 per share. As of March 31, 2014, there were outstanding:

•	11,751,502 shares of our common stock held by 539 stockholders;
•	1,469,757 shares of our common stock subject to outstanding options; and
•	480,381 shares of our common stock issuable upon the exercise of outstanding warrants that are expected to remain outstanding upon completion of this offering.

The number of shares of our common stock outstanding as of March 31, 2014 as shown above assumes:

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 8,917,010 shares of our common stock upon completion of this offering; and
•	the issuance of 791,457 shares of our common stock upon the exercise of warrants with a weighted average exercise price of $2.51 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised and the exercise price of the warrants is below the low end of the price range set forth on the cover page of this prospectus. These warrants have a cashless exercise feature and we have assumed that none of the warrants will be exercised under the cashless exercise feature.

The following description of our capital stock is not complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws and by the provisions of applicable Delaware law. Copies of these documents are filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock, convertible preferred stock and warrants reflect changes to our capital structure that will occur immediately in connection with the completion of this offering.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders.

Dividends

Subject to preferences that may apply to any outstanding convertible preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding convertible preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our convertible preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Upon the completion of this offering, all outstanding shares of our convertible preferred stock will convert into shares of common stock. Upon completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of convertible preferred stock in one or more series and to fix the number, rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our convertible preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of convertible preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. We have no current plan to issue any shares of convertible preferred stock.

Warrants

In connection with a bridge loan financing, between November 2006 and October 2007, or the 2006 – 2007 bridge financing, we issued warrants to accredited investors to purchase 16,189 shares of our common stock at an exercise price of $1.80 per share, which will expire upon the earlier of the expiration date, of which the earliest of warrants expire on June 30, 2014, or completion of this offering if not exercised.

In connection with the 2006 – 2007 bridge financing, we issued additional warrants to accredited investors, who were existing preferred stockholders who invested an amount equal to or greater than 33% of their previous investment in the company, to purchase 2,347 shares of our common stock at an exercise price of $12.00 per share, which will expire upon the earlier of the expiration date, of which the earliest of warrants expire on June 30, 2014, or completion of this offering if not exercised.

In connection with the 2006 – 2007 bridge financing, we issued warrants to placement agents and consultants to purchase 2,983 shares of our common stock at an exercise price of $12.00 per share, which will expire upon the earlier of the expiration date, of which the earliest of warrants expire on October 31, 2014, or completion of this offering if not exercised.

In connection with the 2006 – 2007 bridge financing, we issued warrants to placement agents and consultants to purchase 4,033 shares of our common stock at an exercise price of $12.00 per share, which will expire upon completion of this offering if not exercised. The warrants contain a customary net issuance feature, which allows the warrant holder to pay the exercise price of the warrant by forfeiting a portion of the exercised warrant shares with a value equal to the aggregate exercise price.

Between May 2002 and September 2005, in connection with our Series A, Series B and Series C convertible preferred stock offerings, we issued warrants to placement agents to purchase 21,208 shares of our common stock at an exercise price of $12.00 per share, which will expire upon completion of this offering if not exercised.

Between December 2009 and August 2010, in connection with consulting services, we issued warrants to consultants to purchase 101,028 shares of our common stock with a weighted average exercise price of $1.50 per share, which will expire upon completion of this offering if not exercised.

Between March 2010 and June 2010, in connection with our Series AA convertible preferred stock offering, we issued warrants to placement agents to purchase 53,962 shares of our common stock at an exercise price of $1.80 per share, which will expire upon completion of this offering if not exercised.

On July 12, 2010, we issued a warrant to a service provider to purchase 53,333 shares of our common stock at an exercise price of $0.30 per share, which will expire upon completion of this offering if not exercised.

In connection with the Series BB convertible preferred stock offering, between October 2010 and March 2012, we issued warrants to accredited investors to purchase 315,269 shares of our common stock issuable upon exercise of the warrants at an exercise price of $3.00 per share, which will expire upon completion of this offering if not exercised.

In connection with our Series BB convertible preferred stock offering, in March 2012, we issued warrants to placement agents to purchase 147,692 shares of our common stock at an exercise price of $3.00 per share, which will expire upon completion of this offering if not exercised.

In connection with a bridge loan financing, between December 2012 and May 2013, or the 2012-2013 bridge financing, we issued warrants to accredited investors to purchase 276,934 shares of our common stock at an exercise price of $4.50 per share, which are expected to remain outstanding upon the completion of this offering.

In connection with the 2012-2013 bridge financing, we issued a warrant in May 2013 in connection with a placement agent agreement to purchase 92,322 shares of our common stock at an exercise price of $4.50 per share, which is expected to remain outstanding upon the completion of this offering.

In connection with services rendered to the company, on September 6, 2013, we issued a warrant to a service provider to purchase 3,333 shares of our common stock at an exercise price of $2.10 per share, which will expire upon completion of this offering if not exercised.

In connection with our Series CC convertible preferred stock offering, in December 2013 we issued warrants to placement agents to purchase 111,125 shares of our common stock at an exercise price of $4.50 per share, which we expect to remain outstanding upon the completion of this offering.

We have agreed to issue to the representative of the underwriters in this offering a warrant to purchase up to 135,000 shares of our common stock, with a per share exercise price equal to 125% of the initial public offering price. In addition, the warrant provides for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(v). See “Underwriting — Underwriter’s Warrant” section of this prospectus for a description of these warrants.

Registration Rights

Holders of 8,917,010 shares of our common stock issuable upon conversion of our convertible preferred stock have the right to demand that we file a registration statement or request that we cover their shares by a registration statement that we otherwise file, as described below.

Demand Registration Rights

At any time after 180 days after the completion of this offering, the holders of a majority of the shares having demand registration rights under each of our investor rights agreements may request that we register all or a portion of their shares of common stock for sale under the Securities Act. We will effect the registration as requested, unless, in the good faith judgment of our board of directors, such registration would be materially detrimental to us and our stockholders and should be delayed. In addition, when we are eligible for the use of Form S-3, or any successor form, holders of the shares having demand registration rights may make unlimited requests that we register all or a portion of their common stock for sale under the Securities Act on Form S-3, or any successor form, so long as the aggregate price to the public in connection with any such offering is at least $1.0 million.

Incidental Registration Rights

In addition, if at any time after this offering we register any shares of our common stock, the holders of all shares having piggyback registration rights are entitled to notice of the registration and to include all or a portion of their shares of common stock in the registration.

Other Provisions

In the event that any registration in which the holders of registrable shares participate pursuant to the investor rights agreements is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

We will pay all registration expenses, other than underwriting discounts and selling commissions, and the reasonable fees and expenses of a single special counsel for the selling stockholders, related to any demand, piggyback and Form S-3 registration. The investor rights agreements contain customary cross-indemnification provisions, pursuant to which we must indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they must indemnify us for material misstatements or omissions in the registration statement attributable to them. The demand, piggyback and Form S-3 registration rights described above will expire with respect to any particular stockholder upon the date (i) on or after the closing of this offering on which all shares of registrable securities held or entitled to be held upon conversion by such stockholder may immediately be sold under Rule 144 during any ninety day period or (ii) three years after the completion of this offering.

Anti-Takeover Provisions

Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

•	Issuance of undesignated convertible preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated convertible preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of convertible preferred stock enables our board of directors to make it more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
•	Classified board. Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of the board of directors.
•	Board of directors vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.
•	Stockholder action; special meetings of stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of our board of directors or by a majority of our board of directors.
•	Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at our annual meeting of stockholders.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;
•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates and associates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any director, officer or employee to us or our stockholders, any action asserting a claim against us arising pursuant to the DGCL or any action asserting a claim against us that is governed by the internal affairs doctrine. However, several lawsuits involving other companies have been brought challenging the validity of choice of forum provisions in certificates of incorporation, and it is possible that a court could rule that this provision is inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants, or the anticipation of such sales, could adversely affect prevailing market prices of our common stock from time to time and could impair our future ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of the date of this prospectus, upon completion of this offering, 16,252,053 shares of our common stock will be outstanding. The number of shares outstanding upon completion of this offering assumes the conversion of all outstanding shares of our convertible preferred stock upon completion of this offering, the exercise of certain warrants, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised and the exercise price of the warrants is below the low end of the price range set forth on the cover page of this prospectus, and no exercise of outstanding options.

All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining shares of common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 of the Securities Act, each of which is summarized below. We expect that a substantial majority of our outstanding capital stock will be subject to the lock-up agreements described below.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, 3,782,646 shares of common stock that are either subject to outstanding options or warrants or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 of the Securities Act.

Rule 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, any person who is not our affiliate at any time during the preceding three months, and who has beneficially owned their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and, after owning such shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock without restriction.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months, and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 162,515 shares, or 169,265 shares if the underwriters exercise their over-allotment option in full, immediately following this offering, based on the number of shares of our common stock outstanding upon completion of this offering; or

•	the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act, is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Lock-up Agreements

Our directors, executive officers and other stockholders who together with our directors and executive officers hold approximately 96% of our outstanding capital stock immediately before this offering are subject to agreements with us that, for a period of 180 days following the date of this prospectus, they will not sell or otherwise transfer, grant any option to purchase, make any short sale of, or enter into and hedging or similar transaction with the same economic effect as a sale, of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, subject to specified exceptions. We, our directors, executive officers and certain of our stockholders have entered into similar agreements with the representative of the underwriters in connection with this offering, and the representative has entered into and is seeking to enter into additional agreements with our other stockholders, such that a substantial majority of our outstanding capital stock will be subject to similar agreements with the representative. The representative may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement, either between the stockholders and us, or between the stockholders and the representative.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable under our equity incentive plans. We expect to file the registration statement covering such shares shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144. For more information on our equity incentive plans, see “Executive and Director Compensation — Equity Benefit Plans.”

Registration Rights

Holders of 8,917,010 shares of our common stock issuable upon conversion of our convertible preferred stock have the right to demand that we file a registration statement or request that we cover their shares by a registration statement that we otherwise file. For more information, see “Description of Capital Stock — Registration Rights.” Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, subject to the expiration of the lock-up period and to the extent these shares have been released from any repurchase option that we may hold.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, partnerships and other pass-through entities, and investors in such pass-through entities. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of common stock that is not classified as a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation) or an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation), and is not: (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our common stock acquired by the partnership.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder should contact its tax advisor regarding the possibility of obtaining a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected income may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will constitute a non-taxable return of capital and will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our business assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. The current backup withholding rate is 28%.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker.

Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. A holder subject to backup withholding should contact the holder’s tax advisor regarding the possibility of obtaining a refund or a tax credit and any associated requirements to provide information to the IRS or other relevant tax authority.

Legislation Affecting Taxation of Our Common Stock Held by or Through Foreign Entities

The Foreign Account Tax Compliance Act, or FATCA, which was enacted in 2010, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.

On January 17, 2013, final regulations under FATCA were published. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA.

Pursuant to the delayed effective dates provided for in the final regulations and subsequently issued guidance, the required withholding does not begin until July 1, 2014, with respect to dividends on our common stock and January 1, 2017, with respect to gross proceeds from a sale or other disposition of our common stock.

If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the United States at the time of his or her death.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

Feltl and Company is acting as sole book-running manager of the offering and as representative of the underwriters named below, or the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Feltl and Company
MLV & Co. LLC
Laidlaw & Company (UK) Ltd.
Total	4,500,000

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of 675,000 additional shares (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $      and the total net proceeds, before expenses, to us will be $      .

Discount.  The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public Offering Price	$	$	$
Underwriting Discount (7%)	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriters propose to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $      per share. After the initial offering, the public offering price and concession to dealers may be changed.

We have also agreed to pay the Representative’s expenses relating to the offering, including (a) up to $20,000 of the filing fees incurred in clearing this offering with FINRA, and (b) expenses and disbursements relating to the registration, qualification or exemption of securities offered under state securities laws, or “blue sky” laws.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $2,700,000.

Discretionary Accounts.  The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements.  Pursuant to certain “lock-up” agreements with the Representative, we, our executive officers and directors, and certain of our stockholders have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the Representative, for a period of 180 days from the date of effectiveness of the offering. The Representative has entered into and is seeking to enter into additional lock-up agreements with our other stockholders, such that a substantial majority of our outstanding capital stock will be subject to similar agreements with the Representative. The Representative may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

Listing.  We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol “KNMD.”

Electronic Offer, Sale and Distribution of Shares.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Determination of the Initial Public Offering Price.  Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the Representative of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

•	the information included in this prospectus and otherwise available to the Representative;
•	the valuation multiples of publicly traded companies that the Representative believe to be comparable to us;
•	our financial information;
•	our prospects and the history and the prospectus of the industry in which we compete;
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•	the present state of our development; and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or common stock or preventing or retarding a decline in the market price of our shares or common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Passive market making.  In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Underwriter’s Warrant.  We have agreed to issue the Representative a warrant to purchase up to 135,000 shares of common stock. The warrant is exercisable at $     per share (125% of the initial public offering price), commencing on a date which is one year from the effective date of the offering under this prospectus and expiring on a date which is no more than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H). The warrant has been deemed compensation by FINRA, and is therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Representative (or permitted assignees under the Rule) will not sell, transfer, assign, pledge or hypothecate the warrant or the securities underlying the warrant, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrant or the underlying securities for a period of 180 days from effectiveness. In addition, the warrant provides for registration rights upon request, in certain cases. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrant, other than underwriting commissions incurred and payable by the holder. The exercise price and number of shares issuable upon exercise of the warrant may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Other Relationships.  Certain of the underwriters and their affiliates have provided, and may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive customary fees. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan), or the PRC. The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC, or Prospectus Directive, as implemented in Member States of the European Economic Area, each, a Relevant Member State, from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c) to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers, or AMF. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005, or the “Prospectus Regulations.” The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or CONSOB) pursuant to the

Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998, or Decree No. 58, other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999, or Regulation no. 1197l, as amended, or Qualified Investors; and
•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended, or the FIEL, pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom, and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended, or FSMA) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA.

This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005, or FPO, (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of our common stock to be issued in this offering will be passed upon for us by our counsel, Hogan Lovells US LLP, Menlo Park, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

EXPERTS

OUM & Co. LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2013 and 2012, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in this registration statement in reliance on OUM & Co. LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the accompanying exhibits and schedules. Some items included in the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved.

A copy of the registration statement and the accompanying exhibits and schedules and any other document we file may be inspected without charge and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at http://www.kinemed.com/. The information contained in, or that can be accessed through, our website is not part of this prospectus. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, proxy statements and other information when filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

KINEMED, INC.
FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
KineMed, Inc.

We have audited the accompanying balance sheets of KineMed, Inc. (the “Company”) as of December 31, 2012 and 2013, and the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ OUM & Co. LLP

San Francisco, California
April 1, 2014, except for Note 12 as to which the date is June 5, 2014

KINEMED, INC.

BALANCE SHEETS

	December 31,
(in thousands, except shares and per share amounts)	2012	2013

ASSETS
Current assets:
Cash and cash equivalents	$5,507	$8,797
Accounts receivable	224	1,264
Isotope inventory	184	146
Prepaid expenses and other current assets	186	114
Total current assets	6,101	10,321
Property and equipment, net	505	571
Deferred initial public offering costs	—	1,459
Deposits and other long-term assets	146	177
License fees, net	11	4
Total Assets	$6,763	$12,532
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$536	$748
Accrued liabilities	178	854
Accrued personnel-related expenses	267	394
Stock options exercised early	14	355
Note and stock subscription deposits	765	214
Note payable	116	—
Current portion of deferred revenue	3,951	3,033
Total current liabilities	5,827	5,598
Warrant liability	8	—
Convertible notes and accrued interest	1,002	—
Long-term portion of deferred revenue	808	—
Other long-term liabilities	—	—
Commitments
Series AA Convertible Preferred Stock, $0.001 par value; 125,000,000 shares authorized; 4,065,133 shares issued and outstanding; aggregate liquidation preference of $7,317	6,895	6,895
Series BB Convertible Preferred Stock, $0.001 par value; 50,000,000 shares authorized; 1,666,607 shares issued and outstanding aggregate liquidation preference of $5,000	4,443	4,443
Series CC Convertible Preferred Stock, $0.001 par value; 90,000,000 shares authorized; 0 and 2,654,463 shares issued and outstanding as of December 31, 2012 and 2013, respectively; aggregate liquidation preference of $0 and $11,945 as of December 31, 2012 and 2013, respectively	—	11,662
Stockholders' equity/(deficit):
Common Stock, $0.001 par value; 300,000,000 shares and 1,000,000,000 shares authorized as of December 31, 2012 and 2013, respectively; 1,592,802 and 2,008,372 shares issued and outstanding as of December 31, 2012 and 2013, respectively	2	2
Additional paid-in capital	39,180	40,724
Accumulated deficit	(51,402)	(56,792)
Total stockholders’ (deficit)	(12,220)	(16,066)
Total Liabilities, Convertible Preferred Stock and Stockholders' Equity/(Deficit)	$6,763	$12,532

See the accompanying notes to financial statements.

KINEMED, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
(in thousands, except shares and per share amounts)	2012	2013

Revenue:
Collaboration and other research revenue	$5,042	$6,557
Grant revenue	163	344
Total revenue	5,205	6,901
Cost of revenue	2,697	4,465
Gross profit	2,508	2,436
Operating expenses:
Research and development	3,343	3,066
General and administrative	2,298	2,912
Total operating expenses	5,641	5,978
Loss from operations	(3,133)	(3,542)
Other income (expense):
Interest income	16	6
Interest expense, net	(82)	(349)
Change in fair value of note and warrant liability	—	(1,505)
Total other expense	(66)	(1,848)
Net loss and comprehensive loss	(3,199)	(5,390)
Deemed dividend on preferred stock	—	(1,754)
Net loss attributable to common stockholders	$(3,199)	$(7,144)
Net loss per share to common stockholders – basic and diluted	$1.95	$(4.46)
Weighted average shares of common stock outstanding used in computing basic and diluted net loss per share	1,638,528	1,602,161
Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)		$(0.56)
Weighted average shares of common stock outstanding used in computing the pro forma net loss per share – basic and diluted (unaudited)		9,501,257

See the accompanying notes to financial statements.

KINEMED, INC.

STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except shares and per share amounts)	Series AA Convertible Preferred Stock		Series BB Convertible Preferred Stock		Series CC Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2011	4,065,133	$6,895	999,959	$2,672	—	—	1,713,273	$2	$39,113	$(48,203)	$(9,088)
Issuance of Series BB Convertible Preferred Stock and warrants for cash, net of issuance costs of $209	—	—	666,648	1,771	—	—	—	—	20	—	20
Repurchase and retirement of common stock and warrants	—	—	—	—	—	—	(151,196)	—	(97)	—	(97)
Exercise of stock options	—	—	—	—	—	—	30,725	—	13	—	13
Vesting of early exercised options	—	—	—	—	—	—	—	—	6	—	6
Warrants issued to placement agents	—	—	—	—	—	—	—	—	18	—	18
Stock-based compensation	—	—	—	—	—	—	—	—	107	—	107
Net loss	—	—	—	—	—	—	—	—	—	(3,199)	(3,199)
Balance as of December 31, 2012	4,065,133	6,895	1,666,607	4,443	—	—	1,592,802	2	39,180	(51,402)	(12,220)
Issuance of Series CC Convertible Preferred Stock, including $3,545 for conversion of convertible notes and accrued interest, net of issuance costs of $1,068	—	—	—	—	2,654,463	$10,877	—	—	—	—	—
Excess of fair value of convertible note and accrued interest at conversion into Series CC Convertible Preferred Stock	—	—	—	—	—	785	—	—	—	—	—
Warrants issued to placement agents	—	—	—	—	—	—	—	—	427	—	427
Fair value of warrants issued to convertible note holders upon conversion of notes into Series CC Convertible Preferred Stock	—	—	—	—	—	—	—	—	702	—	702
Exercise of stock options	—	—	—	—	—	—	387,972	—	399	—	399
Early exercise and vesting of early exercised options, net	—	—	—	—	—	—	—	—	(340)	—	(340)
Exercise of warrants	—	—	—	—	—	—	27,598	—	48	—	48
Stock-based compensation	—	—	—	—	—	—	—	—	308	—	308
Net loss	—	—	—	—	—	—	—	—	—	(5,390)	(5,390)
Balance as of December 31, 2013	4,065,133	$6,895	1,666,607	$4,443	2,654,463	$11,662	2,008,372	$2	$40,724	$(56,792)	$(16,066)

See the accompanying notes to financial statements.

KINEMED, INC.

STATEMENTS OF CASH FLOWS

	Years ended December 31,
(in thousands)	2012	2013

OPERATING ACTIVITIES:
Net loss	$(3,199)	$(5,390)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization of property and equipment	184	216
Amortization of license fees	11	7
Stock-based compensation	107	308
Convertible notes issuance costs and accrued interest	76	349
Change in fair value of convertible notes and warrant liability	—	1,505
Changes in operating assets and liabilities:
Accounts receivable	70	(1,040)
Isotope inventory, prepaid expenses and other current assets	(153)	110
Deposits and other long-term assets	(41)	(31)
Accounts payable	329	(252)
Accrued liabilities	(37)	31
Accrued personnel-related expenses	(103)	127
Deferred revenue	3,827	(1,726)
Net cash provided by/(used in) operating activities	1,071	(5,786)
INVESTING ACTIVITY:
Purchases of property and equipment	(72)	(282)
Net cash used in investing activities	(72)	(282)
FINANCING ACTIVITIES:
Payments of capital lease obligations	(25)	(3)
Payments of note payable	(106)	(116)
Repurchase and retirement of common stock and warrants	(97)	—
Increase in preferred stock subscription deposits	—	214
Deferred initial public offering costs	—	(700)
Proceeds from issuance of convertible preferred stock, net	1,748	8,100
Proceeds from issuance of convertible notes, net	936	1,416
Proceeds from exercise of stock warrants	—	48
Proceeds from exercise of stock options	13	399
Net cash provided by financing activities	2,469	9,358
Net increase in cash and cash equivalents	3,468	3,290
Cash and cash equivalents as of beginning of year	2,039	5,507
Cash and cash equivalents as of end of year	$5,507	$8,797
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$5	$3
DISCLOSURES OF NON-CASH ACTIVITY:
Purchase of equipment through note payable	$222	$—
Vesting of stock options exercised early	$6	$17
Issuance of convertible preferred stock for subscriptions previously received	$60	$—
Issuance of convertible notes payable for subscriptions previously received	$—	$765
Accounts payable for deferred initial public offering costs	$—	$467
Accrued liabilities for commissions due to placement agents	$—	$353
Accrued liabilities for deferred initial public offering costs	$—	$292
Convertible notes payable and accrued interest converted into Series CC preferred stock	$—	$4,251

See the accompanying notes to financial statements.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

KineMed, Inc. (“Kinemed” or the “Company”) is a revenue-generating health technology company that has developed a proprietary biomarker platform technology with numerous applications in drug development and medical diagnostics. The Company’s focus is on applying its biomarker platform technology to drug development collaborations with biopharmaceutical companies, prescription and non-prescription medical diagnostics and the pairing of the Company’s drug candidates with its diagnostic, prognostic and monitoring biomarker tests (“biomarker tests”). Biomarkers are measurable characteristics about the state of a living organism that are relevant to health and disease. Using its patented technology, the Company has developed biomarker tests that measure, in a single sample, the rate of activity of critical biological pathways that play a causal role in disease. The Company believes that its ability to measure this activity, which reflects the rate of production and destruction of key molecules involved in disease-modifying biological processes, will provide meaningful, and previously unavailable, information about both diseases and wellness that is predictive of medical outcomes and of the effects of interventions. As a result, the Company believes its biomarker tests have the potential to have a transformative effect on healthcare by providing unique information that can be used to make drug development more efficient and to guide healthcare decisions by physicians and wellness decisions by consumers.

The Company has an extensive record of collaborating with biopharmaceutical companies and others to apply its biomarkers to drug development. The Company entered into over 100 revenue-generating collaborations with biopharmaceutical companies, non-profit foundations and government agencies. Building on this legacy, the Company is focused on applying its proprietary biomarker platform to three commercial areas, which the Company refers to as Rx, Tx and Dx, as follows:

•	collaborating with biopharmaceutical companies for the more efficient development of their drugs (Rx);
•	advancing the Company’s own drug candidates through pairings with its diagnostic, prognostic and monitoring biomarker tests (Tx); and
•	developing commercial tests for diagnosis and monitoring of large unmet medical needs (Dx).

Liquidity

To date, the Company’s activities have been funded by approximately $60 million received from net proceeds of sales of preferred stock, common stock and convertible notes, and approximately $47 million of revenue received from pharmaceutical companies, government agencies and foundations.

The Company has had net operating losses since inception and expects to continue to incur losses and negative cash flows from operations for the foreseeable future. As of December 31, 2013, the Company had cash and cash equivalents of $8,797,000 and working capital (excluding deferred revenue) of $7,756,000. The Company believes that its funds will be sufficient to meet its liquidity requirements at least through December 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results will likely differ from those estimates.

Subsequent Events

Except as noted in Note 12, the Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 1, 2014, the day the financial statements were available for issuance.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Cash and Cash Equivalents

The Company considers cash equivalents to be only those investments that are highly liquid, readily convertible into cash, and which mature within 90 days from the date of purchase. Cash equivalents generally consist of investments in money market funds or high-quality financial instruments with maturities of less than 90 days. The Company did not have any cash equivalents or investments in money market funds as of December 31, 2012 or 2013.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash accounts in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held.

Accounts receivable from various pharmaceutical companies under contract research agreements and under various grants are unsecured obligations. The Company generally receives one-quarter of the total research contract amounts prior to commencing work. The Company reviews its accounts receivable for collectability and provides an allowance for credit losses, as needed. The Company has not experienced any losses related to accounts receivable.

The Company’s operations and employees are located in the United States and substantially all revenues have been received in US dollars from entities located both within and outside the United States.

Fair Value of Financial Instruments

For financial instruments consisting of cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, accrued personnel-related expenses, and note payable, the carrying amounts are reasonable estimates of fair value due to their relative short maturities. Based on borrowing rates available to the Company, the carrying values of capital lease obligations approximate their fair value.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which are generally five years for laboratory equipment, three years for computer hardware and software, and seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms.

Deferred Initial Public Offering Costs

Direct incremental costs related to the Company’s planned initial public offering (“IPO”) are capitalized as deferred IPO costs. These costs primarily consist of external professional fees. The deferred IPO costs incurred through the date of the offering, together with the underwriter discount, will be applied against proceeds received upon consummation of the offering. If the offering is not successful, these costs will be charged to general and administrative expenses.

License Fees

License fees represent amounts paid for the Company’s exclusive license agreement related to the acquisition of its core technology. The amounts paid are being amortized over ten years.

Impairment of Long-Lived Assets

Long-lived assets include property and equipment. The carrying value of long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the assets may not be recoverable. An

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

impairment loss is recognized when the total estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount. Through December 31, 2013, there have been no such impairment losses.

Warrant Liability

The Company generally accounts for warrants issued in connection with debt and equity financings as a component of equity, unless the warrants include a conditional obligation to issue a variable number of shares or there is a deemed possibility that the Company may need to settle the warrants in cash. For warrants issued with a conditional obligation to issue a variable number of shares or the possibility of a cash settlement, the Company records the fair value of the warrants as a liability at each balance sheet date and records changes in fair value in other income and expense in the statements of operations and comprehensive loss.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;
•	transfer of technology has been completed or services have been rendered;
•	the price to the customer is fixed or determinable; and
•	collectability is reasonably assured.

Collaboration and Other Research Revenue.  The deliverables under the Company’s collaboration and other research agreements generally include research and development services performed by the Company on behalf of the contracting party. As the provision of research and development services is a part of the Company’s central operations and the Company is principally responsible for the performance of these services, the Company recognizes revenue for research and development services as the services are performed.

Revenue from up-front payments and fees for services performed under collaborations and other research agreements and government and other grants are recognized proportionally over the period the research services are performed, based on the ratio of direct costs incurred to total estimated direct costs. Projected revenue and estimates of costs to complete contracts are reviewed from time to time and, where appropriate, adjustments may be made that can affect revenue recognition. A provision for an estimated loss is recorded whenever the total expected costs to complete the services exceed the total expected revenues. Payments generally are not refundable or contingent on research results.

When collaboration and other research agreements include multiple-element revenue arrangements, the Company accounts for these transactions by determining the elements, or deliverables, included in the arrangement and determining which deliverables are separable for accounting purposes. The Company considers delivered items to be separable if the delivered item(s) have stand-alone value to the customer. To date, collaboration and other research agreements have been generally treated as a single unit of accounting with revenue recognized in proportion to costs incurred.

Reimbursements of specific costs are recognized as revenue when the costs are incurred. Costs associated with collaboration and other research agreements and grants are reported as cost of revenue.

License revenue.  License fees received with standalone value are recognized as revenue, provided the technology transferred or accessed is not dependent upon continuing research efforts by the Company. Otherwise, licenses revenue is recognized proportionally as the research services are performed.

Milestone Revenue.  The collaboration agreements may include contingent milestone payments related to specified research, development and regulatory milestones. Research, development and regulatory milestones

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

are typically payable under collaborations when the collaborator claims or selects a target, or initiates or advances a covered product candidate in preclinical or clinical development.

A milestone is defined as an event that can only be achieved based in whole or in part on either the Company’s performance or the occurrence of a specific outcome resulting from the Company’s performance for which there is substantive uncertainty whether the event will be achieved on the date of the arrangement. Therefore, a milestone does not include events for which occurrence is contingent solely on the performance of a collaborative partner. To be substantive, a milestone must meet all of the following criteria:

•	the consideration relates solely to past performance;
•	consideration receivable upon the achievement of the milestone is commensurate with either the Company’s performance or the enhancement of value resulting from the Company’s performance; and
•	the consideration is reasonable relative to all of the deliverables and payment terms in the arrangement.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue.

Research and Development Expenses

Research and development expenses consist of costs incurred for the Company’s own internal research and development activities. Research and development costs are expensed as incurred. Research and development costs consist of salaries and benefits, including associated stock-based compensation, laboratory supplies and facility costs, as well as fees paid to other entities that conduct research and development activities on the Company’s behalf.

Stock-Based Compensation

The Company issues stock-based compensation awards to employees, non-employee directors and consultants in the form of stock options. Expenses related to these awards are measured based on the fair value of each award on the date of grant and recognized, less estimated forfeitures, on a straight-line basis over the requisite service period of the award, which generally equals the vesting period. Stock options granted to employees generally vest over four years. The Black-Scholes option pricing model is used to determine the fair value of stock option awards. Stock options granted to nonemployees that are not fully vested at the date of grant are subject to periodic re-measurement as the underlying options vest.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the estimated future tax effects of differences between financial statement and income tax bases of existing assets and liabilities, including net operating loss and credit carryforwards. A valuation allowance is provided against the Company’s net deferred income tax assets when their realization is not reasonably assured. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax positions will be sustained on examination by the taxing authorities based on the technical merits of the position.

Segment Reporting

Management has determined that the Company operates in one business segment, which is the commercialization and development of proprietary biomarker platform technology.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Comprehensive Loss

Comprehensives loss represents all changes in stockholders’ equity/(deficit) except those resulting from investments or contributions by stockholders. For the years ended December 31, 2012 and 2013, there are no items of other comprehensive loss and, accordingly, comprehensive loss equals net loss.

Net Loss per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period, reduced by the weighted average unvested common shares subject to repurchase by the Company, and excludes common stock equivalents. Diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares and common share equivalents outstanding for the period determined using the treasury-stock method and as-if converted method, as applicable. For purposes of this calculation, convertible preferred stock, stock options and warrants are considered to be common stock equivalents and are excluded from the calculation of diluted net loss per common share, as their effect is anti-dilutive.

Potentially dilutive securities excluded from diluted net loss per common share are as follows:

	Years ended December 31,
	2012	2013

Convertible preferred stock	5,731,740	8,917,010
Common stock options	987,539	1,045,053
Common stock warrants	902,362	1,321,225
	7,621,641	11,283,288

Convertible notes payable outstanding at December 31, 2012 have been excluded from the table above as the conversion price had not been established.

Unaudited Pro forma Net Loss Per Share

The unaudited pro forma net loss per share calculations assume the conversion of all outstanding shares of convertible preferred stock into common stock using the as-if converted method, as if such conversion had occurred at the beginning of the period or the issuance date, if later. The following table shows the components of the calculation of the unaudited pro forma net loss per share:

(in thousands, except for share data)	Year Ended December 31, 2013
(unaudited)
Numerator
Net loss attributable to common stockholders	$(7,144)
Interest expense and issuance costs on convertible notes payable	346
Change in fair value of convertible notes payable and warrant obligation	1,505
Pro forma net loss	$(5,293)
Denominator
Shares used to compute net loss per common share, basic and diluted	1,602,161
Pro forma adjustments to reflect assumed weighted-average effect of convertible preferred stock	6,288,130
Pro forma adjustments to reflect assumed weighted-average effect of convertible notes payable and accrued interest	662,330

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

(in thousands, except for share data)	Year Ended December 31, 2013
(unaudited)
Pro forma adjustments to reflect assumed conversion of warrants that expire upon completion of the IPO	948,636
Shares used to compute pro forma net loss per common share, basic and diluted	9,501,257
Pro forma net loss per common share, basic and diluted	$(0.56)

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-2, Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, the new ASU requires entities to disclose in a single location (either on the face of the financial statement that reports net income or in the notes) the effects of reclassifications out of accumulated other comprehensive income (“AOCI”). For items reclassified out of AOCI and into net income in their entirety, entities must disclose the effect of the reclassification on each affected net income item. For AOCI reclassification items that are not reclassified in their entirety into net income, entities must provide a cross-reference to other required U.S. GAAP disclosures. There is no change in the requirement to present the components of net income and other comprehensive income in either a single continuous statement or two separate consecutive statements. The ASU did not change the items currently reported in other comprehensive income. The new disclosure requirements were effective for the Company on January 1, 2013. The adoption of this ASU did not have a material impact on the Company’s financial statements.

2. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

A fair value hierarchy was established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:  Observable inputs such as quoted prices in active markets;

Level 2:  Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:  Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company had no assets measured on a recurring basis at fair value as of December 31, 2012 and 2013. The Company had no liabilities measured on a recurring basis at fair value as of December 31, 2013. At December 31, 2012, the Company had the following liabilities measured at fair value:

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

2. FAIR VALUE MEASUREMENTS - (continued)

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Liabilities:
Warrants	$—	$—	$8	$8
Convertible notes payable	—	—	1,002	1,002
Total	$—	$—	$1,010	$1,010

The fair value measurement of the convertible notes payable and a related warrant obligation as of December 31, 2012 is based on significant inputs not observed in the market and thus represents a Level 3 measurement. During 2013, the convertible notes payable converted into Series CC Preferred Stock and warrants were issued pursuant to the terms of the Company’s obligations. At the time of the issuance, the Company estimated the fair value of the convertible notes payable and warrant obligation using discounted cash flow and Black-Scholes option pricing models, respectively. The fair value of the convertible notes payable was determined using the stated interest rate, discounted for Company-specific performance risk and the notes’ subordination to senior indebtedness. Immediately prior to the conversion into Series CC Stock, the Company valued the convertible notes payable based upon the estimated fair value of common stock into which the Series CC Preferred Stock is convertible. The Company assumed a 60% probability of a successful IPO and a 10% discount due to lack of marketability. For valuing the obligation to issue warrants, at each of December 31, 2012 and September 30, 2013 (date of issuance of warrants), respectively, the Company used the Black-Scholes option pricing model and the following assumptions: a risk-free interest rate of 0.34% and 2.02%, volatility of 60.0% and 62.6%, expected term of three years and seven years, and 0% dividend yield.

The Company’s convertible notes payable and warrant obligation were valued at $1,002,000 and $8,000, respectively, upon their issuance on December 3, 2012 and at December 31, 2012. The Company determined that there was no change in the fair values of the convertible notes payable or the warrant obligation between the issuance date and the balance sheet date due to the short period of time and the lack of any significant changes in the Company’s operations during that period.

The following table presents a reconciliation of liabilities measured and recorded at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2013.

(in thousands)	Convertible Notes Payable	Warrant Liability
Balance at December 31, 2011	$—	$—
Issuance of convertible notes and warrant obligation, at fair value	1,002	8
Balance at December 31, 2012	1,002	8
Issuance of convertible notes and warrant obligation, at fair value	2,391	47
Change in fair value of convertible notes and warrant obligation	858	647
Reclassification to Series CC Preferred Stock and Additional-Paid-In Capital	(4,251)	(702)
Balance at December 31, 2013	$—	$—

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

3. PROPERTY AND EQUIPMENT

Property and equipment consist of:

	December 31,
(in thousands)	2012	2013

Laboratory equipment	$2,428	$2,538
Computer hardware and software	97	131
Furniture and fixtures	38	38
Leasehold improvements	104	118
Total property and equipment	2,667	2,825
Less accumulated depreciation	(2,162)	(2,254)
	$505	$571

Assets under capitalized leases totaled $145,000 and $0 as of December 31, 2012 and 2013, respectively. Accumulated depreciation was $94,000 and $0 as of December 31, 2012 and 2013, respectively. Assets under capitalized leases are included in laboratory equipment. The Company purchased laboratory equipment in 2012, which is security for a short-term note payable.

Depreciation expense was $184,000 and $216,000 for the years ended December 31, 2012 and 2013, respectively.

4. LICENSE FEES

In February 2001, the Company entered into a license agreement (the “UC Agreement”) with The Regents of the University of California (the “Regents”) under which Kinemed acquired an exclusive right to various patents and patent rights related to its core technology, including the observation and measurement of kinetic activity in key pathways responsible for disease and health. The UC Agreement covers all fields of use worldwide. In connection with the UC Agreement and subsequent amendments, the Company made nonrefundable payments and issued shares of its common stock to the Regents and the inventors, including its President and Chief Scientific Officer. The total amount paid in cash and common stock stated at fair value in connection with the initial license was $147,000. Accumulated amortization was $136,000 and $143,000 as of December 31, 2012 and 2013, respectively.

5. CONVERTIBLE PROMISSORY NOTES

In November 2012, the Company commenced a note offering consisting of a convertible promissory note and an obligation to issue a warrant to purchase equity securities of the Company (the “Note Offering”). Each unit in the Note Offering consisted of a convertible promissory note bearing interest at 5% per annum (the “Note”), due four years from the date of issuance, and an obligation to issue a warrant to purchase securities equivalent in value to 30% of the Note principal. The warrants were not issued on the date of the Note, but the Company was obligated to issue warrants at a future date when a subsequent Qualified Financing (“QF”) occurred.

The first closing of the Notes occurred on December 3, 2012, and the Company received net proceeds of $936,000 after deduction of placement agent fees of $104,000, which were recorded as interest expense. The second and final closing of the Notes occurred on May 31, 2013, and the Company received $2,181,000 after deduction of placement agent fees of $241,000, which were also recorded as interest expense. Because the Company determined that it was probable that the Notes would be converted into shares of equity in a QF, the Notes were considered to be an obligation to deliver a variable number of shares and recorded at fair value. The Company’s obligation to issue warrants for a variable number of shares was also accounted for as a liability and recorded at fair value when the Notes were issued.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

5. CONVERTIBLE PROMISSORY NOTES - (continued)

On September 30, 2013, the sale of Series CC Preferred Stock represented a QF under the Note Offering. The Company converted all Notes and accrued interest into Series CC Preferred Stock and issued the warrants pursuant to the terms of its obligation to issue warrants. The reconciliation of liabilities recorded at fair value in Note 2 Fair Value Measurements shows charges recorded by the Company for the changes in the fair value of the Notes and the obligation to issue warrants prior to the time of their settlement.

6. COLLABORATION RESEARCH AND LICENSE AGREEMENT

In June 2012, the Company and Glaxo Group Limited (“GSK”) entered into a collaboration research and license agreement to discover novel biomarkers. Upon signing the agreement, the Company received a non-refundable up-front payment of $4.4 million to fund research for an initial two year period. In addition to the initial two year period, GSK had the option to make two additional $1.0 million payments to extend the research services for up to an additional year. In December 2013, GSK made one additional $1.0 million payment. Kinemed is entitled to receive additional payments of up to $11.0 million per program if certain clinical trial milestones are met.

The Company recorded both the up-front and additional payments from GSK as deferred revenue and is recognizing them proportionally over the periods the research services are expected to be performed. During the years ended December 31, 2012 and 2013 the Company recognized revenue of $829,000 and $2,437,000, respectively, under the GSK agreement. To date, the Company has not recognized any milestone revenue under the GSK agreement.

7. COMMITMENTS

The Company has a non-cancelable operating lease for its research and administrative facility and leases laboratory equipment under various operating leases. As of December 31, 2013, the future minimum payments under these leases are as follows:

(in thousands) Year ending December 31,	Operating Leases
2014	$899
2015	873
2016	818
2017	557
2018	65
Total minimum lease payments	$3,212

The Company recognizes rent expense on a straight-line basis over the non-cancelable term of its operating facility lease. Rent expense was $400,000 and $451,000 for the years ended December 31, 2012 and 2013, respectively. In addition to rent expense under the facility lease, the Company is responsible for its proportionate share of common area expenses. These expenses were $316,000 and $338,000 for the years ended December 31, 2012 and 2013, respectively.

In connection with the UC Agreement discussed in Note 4, License Fees, the Company is required to make annual minimum royalty payments of $5,000.

The Company is required to make annual payments of $115,000 under a five-year cooperative research and development agreement with the National Heart, Lung, and Blood Institute of the National Institutes of Health. The agreement is cancelable with 60 days’ notice, although cancellation may accelerate the payment of $250,000 in license fees. If the cardiovascular drug candidate underlying this agreement is ultimately approved and marketed, the Company is required to pay low single-digit percentage royalties on any net sales of the compound, subject to an annual minimum of $40,000, which is payable even if there are no sales. If the Company sublicenses the compound, the NIH is entitled to receive up to 20% of any sublicensing

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

7. COMMITMENTS - (continued)

revenue. In addition, benchmark payments ranging from $0.1 million to $7.0 million are due upon achievement of specified goals, up to a total of $10.8 million per product resulting from the NIH Agreement.

8. CONVERTIBLE PREFERRED STOCK AND COMMON STOCK

Convertible Preferred Stock

On June 21, 2013, an Amended and Restated Certificate of Incorporation increased the total number of shares of all classes of stock that the Company has authority to issue to 1,265,000,000 shares, consisting of 1,000,000,000 shares of common stock, $0.001 par value per share, and 265,000,000 shares of convertible preferred stock, $0.001 par value per share, of which 125,000,000 shares are designated Series AA Convertible Preferred Stock (“Series AA Preferred”), 50,000,000 shares are designated Series BB Convertible Preferred Stock (“Series BB Preferred”) and 90,000,000 shares are designated Series CC. The Company has recorded issuances of convertible preferred stock at the amount of cash received, net of issuance costs. Each class of convertible preferred stock is redeemable at an amount equal to its liquidation preference (discussed below) upon the occurrence of a redemption event. A redemption event will occur only upon the liquidation or winding up of the Company, a greater than 50% change of control, or sale of substantially all of the assets of the Company. Because the occurrence of a redemption event is outside the control of the Company, all shares of the convertible preferred stock have been presented as temporary equity. The Company has elected not to adjust the carrying values of the convertible preferred stock to its redemption value, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values will be made if it becomes probable that such redemptions will occur.

Holders of Series AA Preferred Stock, Series BB Preferred Stock and Series CC Preferred Stock have various rights and preferences that include the following:

Voting Rights — Each share of Series AA Preferred, Series BB Preferred and Series CC Preferred has the right to one vote for each share of common stock into which such convertible preferred stock could be converted.

Conversion — Each share of Series AA Preferred, Series BB Preferred and Series CC Preferred is convertible at the option of the holder into one share of common stock, subject to certain anti-dilution adjustments. These anti-dilution adjustments are for certain subsequent issuances of common stock, options, or convertible securities and any stock dividend, stock split, combination of shares (such as reverse split), reorganization, recapitalization, reclassification, or similar event. The Series AA Preferred, Series BB Preferred and Series CC Preferred convert into common stock, in the event of: (i) the closing of an underwritten public offering of shares of the Company’s common stock resulting in no less than $25,000,000 in aggregate gross proceeds to the Company; (ii) registration of a Form S-1 allowing re-sale by stockholders of the Company who receive common stock upon conversion of the convertible preferred stock; or (iii) the election of the holders of a majority of all of the outstanding convertible preferred stock. Upon occurrence of (i) or (ii) above, the Series CC Preferred shall convert into shares of common stock equal to 120% of the number of shares of Series CC Preferred.

Dividends — The holders of Series AA Preferred and Series BB Preferred are entitled to receive noncumulative dividends of $0.108 per share, if and when declared by the Board of Directors. The holders of Series CC Preferred are entitled to receive non-cumulative dividends at the rate of $0.27 per share, if and when declared by the Board of Directors. These dividends will have the same rights and privileges as the convertible preferred stock have in preference to common stock. No dividends have been declared to date.

Liquidation Preference — In the event of any liquidation, dissolution, or winding up of the Company, including a merger or acquisition resulting in a greater than 50% change of control, or a sale of substantially all of the assets of the Company: the holders of Series CC Preferred are entitled to

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

8. CONVERTIBLE PREFERRED STOCK AND COMMON STOCK - (continued)

receive a preference of $4.50 per share, plus any accrued and unpaid dividends, paid prior to any payment to the holders of Series BB Preferred Stock and Series AA Preferred Stock or to holders of common stock; Series BB Preferred are entitled to receive a preference of $3.00 per share, plus any accrued and unpaid dividends, paid prior to any payment to the holders of Series AA Preferred Stock or to holders of common stock; the holders of Series AA Preferred are entitled to receive a preference of $1.80 per share, plus any accrued and unpaid dividends, prior to any payment to holders of common stock.

Sales of Series CC Preferred

During 2013, the Company issued 787,797 shares of Series CC Preferred for conversion of the Notes Payable on September 30, 2013. The Company also issued 1,866,666 shares of Series CC Preferred for cash of $4.50 per share in three closings: 435,047 on August 20, 2013; 327,523 on September 30, 2013; and 1,104,096 on December 30, 2013.

The Company recorded a deemed dividend of $98,000 for the Series CC Preferred sold in August and September 2013 and a deemed dividend of $1,656,000 for the Series CC Preferred sold in December 2013. The deemed dividends were calculated as the difference between the price the Company received from the sale of the Series CC and the estimated fair market value of the underlying common stock at the time of sale, estimated at $4.80 per share in August and September 2013 and $6.00 per share on December 30, 2013. If the Company’s IPO is successful, the Company expects to record a charge of approximately $2,360,000 on the date of the IPO due to a contingent beneficial conversion feature which provides for 0.2 additional shares of common stock to be issued upon conversion of each share of Series CC Preferred. The beneficial conversion feature is based on the estimated fair value, at the time of sale, of the additional common stock that becomes issuable when the beneficial conversion occurs.

Common Stock

Common Stockholders are entitled to dividends when and if declared by the Board of Directors. The holder of each share of common stock is entitled to one vote. No dividends have been declared to date.

Stock and Warrant Retirement

In September 2012, the Company repurchased and retired 151,196 shares of its common stock and warrants to purchase 11,768 shares of common stock at a cost of $97,000.

Warrants

The Company has issued warrants to purchase shares of its common stock to investors under past offerings of securities and has also issued warrants to placement agents, brokers, consultants, suppliers, vendors, and the lessor of the Company’s facilities. Outstanding warrants to purchase shares of common stock, all of which were exercisable, are as follows as of December 31, 2013:

Year of Expiration	Exercise Price	Number of Shares
2014	0.30	12,004
2014	1.80	32,315
2014	12.00	5,330
2015	0.30	61,027
2015	1.80	137,292
2015	3.00	46,762
2015	12.00	25,241
2016	3.00	203,198
2017	3.00	314,342

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

8. CONVERTIBLE PREFERRED STOCK AND COMMON STOCK - (continued)

Year of Expiration	Exercise Price	Number of Shares
2018	2.10	3,333
2018	4.50	203,447
2020	4.50	276,934
		1,321,225

All of the warrants issued to date expire upon completion of an IPO, except for those with an exercise price equal to $4.50 per share shown on the last two lines of the table above.

Common Shares Reserved

Common shares reserved for future issuance are as follows as of December 31, 2013:

Conversion of convertible preferred stock	8,917,010
Stock options outstanding	1,045,053
Warrants to purchase common stock	1,321,225
Shares authorized for future issuance under Equity
Incentive Plan	471,925
Total	11,755,213

9. EQUITY INCENTIVE PLANS

In June 2010, the Company adopted the KineMed, Inc. 2010 Equity Incentive Plan (the “Equity Incentive Plan”), which superseded and terminated the KineMed, Inc. 2001 Stock Option Plan (the “Stock Option Plan”). Stock options previously granted under the Stock Option Plan remain in effect, but, after June 17, 2010, all stock options and other incentive grants were made under the Equity Incentive Plan.

The purpose of both the Equity Incentive Plan and the Stock Option Plan is to attract and retain highly skilled personnel for positions with substantial responsibility, provide additional incentive to employees, directors and consultants, and align their interests with the success of the Company’s business. The Board of Directors and its Compensation Committee are responsible for the administration of the program and determine the term, exercise price and vesting period of each option. The Company generally grants stock options to acquire a fixed number of shares of common stock with terms of up to ten years and vesting periods of up to four years.

The following table summarizes option activity and related information for all grants:

(in thousands, except for share data)	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at December 31, 2011	656,545	279,130	$0.30	7.1	$83
Increase in options available	333,333	—
Granted	(759,902)	759,902	1.09
Options exercised	—	(30,725)	0.41
Forfeited	20,768	(20,768)	0.83
Balance at December 31, 2012	250,744	987,539	$0.89	7.1	$149
Increase in options available	666,667	—
Granted	(449,133)	449,133	2.78

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

9. EQUITY INCENTIVE PLANS - (continued)

(in thousands, except for share data)	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options exercised	—	(387,972)	1.03
Forfeited	3,647	(3,647)	1.64
Balance at December 31, 2013	471,925	1,045,053	$1.65	8.3	$4,542
Exercisable at December 31, 2013(1)		1,045,053	$1.65	8.3	$4,542
Vested at December 31, 2013		475,034	$1.02	7.3	$2,433

(1)	Includes awards with early exercise provisions that permit the optionee to exercise unvested options. The Company has the right to repurchase unvested options upon termination of service by the optionee.

The intrinsic values in the table above are based upon a common stock price of $0.90 and $6.00 at December 31, 2012 and 2013, respectively. The intrinsic value of stock options exercised during the years ended December 31, 2012 and 2013 were $11,000 and $435,000, respectively.

The following table shows the range of exercise prices for stock options outstanding and vested as of December 31, 2013:

	Options Outstanding			Options Vested
Exercise Price	Number of Options	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price
$0.30	199,751	5.5	$0.30	189,529	5.5	$0.30
$0.90	313,378	8.0	0.90	150,770	8.1	0.90
$1.80	152,958	8.6	1.80	92,143	8.5	1.80
$2.10	262,300	9.7	2.10	28,565	9.7	2.10
$4.80	116,666	9.9	4.80	14,027	9.9	4.80
	1,045,053	8.3	$1.65	475,034	7.3	$1.02

Stock-Based Compensation

The Company recognized stock-based compensation expense in its statement of operations as follows:

	Years Ended December 31,
	2012	2013
(in thousands)
Cost of revenue	$14	$44
Research and development	13	28
General and administrative	80	236
Total	$107	$308

As of December 31, 2013, there was $1,193,000 of unrecognized compensation cost related to employee and non-employee stock options. This cost is expected to be recognized over a weighted-average period of 3.0 years.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. This model requires the use of the following assumptions: (i) expected volatility in the fair value of the

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

9. EQUITY INCENTIVE PLANS - (continued)

Company’s common stock over the expected life of the awards, which is based on the Company’s peer group in the industry in which the Company conducts business; (ii) expected life of the option award, which is calculated using the “simplified” method provided in the Securities Exchange Commission’s Staff Accounting Bulletin No. 107 and takes into consideration the grant’s contractual life and vesting period, because the Company lacks relevant historical data due to its limited historical experience; (iii) expected dividend yield, which is assumed to be 0% as the Company has not paid and does not anticipate paying dividends on its common stock; and (iv) risk-free interest rates, which are based on the U.S. Treasury yield curve in effect at the time of the grant with maturities equal to the grant’s expected life. In addition, the Company also estimates the number of options that are expected to vest, and accordingly applies an estimated forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. Further, to the extent the Company’s actual forfeiture rate is different from management’s estimate, stock-based compensation is adjusted accordingly.

The Company used the following assumptions in calculating the fair value of options granted:

Years Ended December 31,
	2012	2013

Expected term (years)	5.0 to 7.5	5.0 to 6.1
Expected volatility	48% to 55%	53% to 65%
Risk-free interest rate	0.6% to 1.4%	0.7% to 2.1%

The Company periodically re-measures the fair value of the stock option grants to non-employees and recognizes the related income or expense during their vesting period. Expense recognized for non-employee stock options was immaterial for the years ended December 31, 2012 and 2013.

Stock Options Exercised Early

The Company allows employees to exercise options prior to vesting under a stock repurchase agreement. Under this agreement and upon termination of employment or consulting services, unvested exercised shares are subject to repurchase by the Company at the exercise price. The Company accounts for the consideration received for the exercise of an unvested option as a deposit of the exercise price and the amount is also recorded as a liability. The liability is amortized into equity on a ratable basis as the shares vest. There were options for 41,000 and 322,000 shares that were exercised and unvested at December 31, 2012 and 2013, respectively. These shares are included in issued and outstanding shares.

10. MAJOR CUSTOMERS

During the year ended December 31, 2012, the Company recorded revenue from two customers of $2,393,000 and $829,000. During the year ended December 31, 2013, the Company recorded revenue from two customers of $2,472,000 and $1,611,000. These customers had an aggregate amount of $3,625,000 and $2,153,000 in deferred revenue as of December 31, 2012 and 2013, respectively, and $47,000 and $835,000 in accounts receivable as of December 31, 2012 and 2013, respectively.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

11. INCOME TAXES

The Company has incurred cumulative net operating losses since inception and, consequently, has not recorded any income tax expense for the years ended December 31, 2012 and 2013 due to its net operating loss position.

The difference between the income tax benefit and the amount computed by applying the federal statutory income tax rate to the loss before income taxes is as follows:

	Years Ended December 31,
(in thousands)	2012	2013
Statutory federal income tax rate	$(1,087)	$(1,833)
State income taxes, net of federal tax benefits	(181)	(314)
Convertible note and warrant liability adjustments	25	737
Stock-based compensation	12	62
Tax credits	—	(200)
Expiration of tax attributes	—	207
Prior period adjustment	—	(128)
Other	19	4
Valuation allowance	1,212	1,465
Tax provision	$—	$—

Significant components of the Company’s net deferred tax assets and liabilities at December 31, 2012 and 2013 are as follows:

	Years Ended December 31,
(in thousands)	2012	2013
Net operating loss	$17,889	$19,116
Research and development credits	2,155	2,483
Intangibles	549	502
Stock-based compensation	314	282
Deferred revenue	181	53
Reserves and accruals	88	204
Other	—	1
Fixed assets	(16)	(16)
Net deferred tax assets	21,160	22,625
Valuation allowance	(21,160)	(22,625)
	$—	$—

The deferred income tax assets have been fully offset by a valuation allowance, as realization is dependent on future earnings, if any, the timing and amount of which are uncertain. The net valuation allowance increased by $1,212,000 and $1,465,000 during the years ended December 31, 2012 and 2013, respectively. As of December 31, 2013, the Company had federal net operating loss carryforwards of approximately $49 million and state net operating loss carryforwards of approximately $43 million. The federal net operating loss carryforwards expire in 2021 to 2034, and the state net operating loss carryforward expire in 2014 to 2023. The Company also had federal and state research and development tax credit carryforwards of approximately $2.0 million each. If not utilized, the federal research and development credit carryforwards will expire beginning in 2022, and the state research and development credit carryforwards currently do not expire.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

11. INCOME TAXES - (continued)

Utilization of the net operating loss and tax credit carryforwards are likely to be subject to substantial annual limitations due to past and future ownership change provisions of the Internal Revenue Code of 1986 and similar state provisions. The Company has not performed a change in ownership analysis since its formation and, accordingly, some or all of its net operating loss and tax carryforwards may not be available to offset future taxable income.

The Company files income tax returns in the U.S. federal and California state jurisdictions. The Company is subject to U.S. federal and state income tax examinations by authorities for all tax years due to the accumulated net operating losses that are being carried forward for tax purposes.

Uncertain income tax positions

The Company only recognizes the tax benefits if it is more likely than not to be sustained upon audit by the relevant taxing authority based upon its technical merits. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. The total amount of unrecognized tax benefits as of December 31, 2013, is $1,002,000 and relates to research and development credits. If recognized, none of the unrecognized tax benefits would affect the effective tax rate.

The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):

Balance at December 31, 2012	$879
Tax positions related to the prior year:
Prior period adjustment	42
Tax positions related to the current year:
Additions	81
Balance at December 31, 2013	$1,002

The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Company had no accrued interest or penalties at December 31, 2012 and 2013 and has recognized no interest or penalties in the statements of operations and comprehensive loss through the year ended December 31, 2013.

12. SUBSEQUENT EVENTS

On April 17, 2014, the Company received a $1.0 million payment from GSK following GSK’s earlier decision to initiate additional biomarker discovery activities under the collaboration and license agreement.

On June 5, 2014, the Company filed an amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-30 reverse stock split of all classes of the Company’s outstanding stock. All information in this report relating to the number of shares, price per share and per share amounts of stock gives retroactive effect to the 1-for-30 reverse stock split. Otherwise, the Company has evaluated subsequent events through April 1, 2014, the date the financial statements were available to be issued, and has determined that no additional disclosure is required.

KINEMED, INC.

CONDENSED BALANCE SHEETS

(in thousands, except shares and per share amounts)	December 31, 2013	March 31, 2014	Pro forma March 31, 2014
	(Note 1)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,797	$7,318	$9,303
Accounts receivable	1,264	736
Isotope inventory	146	150
Prepaid expenses and other current assets	114	107
Total current assets	10,321	8,311
Property and equipment, net	571	568
Deferred initial public offering costs	1,459	2,044
Deposits and other long-term assets	177	177
License fees, net	4	3
Total Assets	$12,532	$11,103
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$748	$1,456
Accrued liabilities	854	694
Accrued personnel-related expenses	394	430
Stock options exercised early	355	345
Note and stock subscription deposits	214	—
Deferred revenue	3,033	2,676
Total current liabilities	5,598	5,601
Commitments
Series AA Convertible Preferred Stock, $0.001 par value; 125,000,000 shares authorized; 4,065,133 shares issued and outstanding; aggregate liquidation preference of $7,317	6,895	6,895	$—
Series BB Convertible Preferred Stock, $0.001 par value; 50,000,000 shares authorized; 1,666,607 shares issued and outstanding; aggregate liquidation preference of $5,000	4,443	4,443	—
Series CC Convertible Preferred Stock, $0.001 par value; 90,000,000 shares authorized; 2,654,463 shares issued and outstanding; aggregate liquidation preference of $11,945	11,662	11,662	—
Stockholders' equity/(deficit):
Common Stock, $0.001 par value; 1,000,000,000 shares authorized; 2,008,372 and 2,043,035 shares issued and outstanding as of December 31, 2013 and March 31, 2014, respectively; 11,751,502 pro forma shares issued and outstanding	2	2	12
Additional paid-in capital	40,724	40,925	65,900
Accumulated deficit	(56,792)	(58,425)	(58,425)
Total stockholders’ equity/(deficit)	(16,066)	(17,498)	$7,487
Total Liabilities, Convertible Preferred Stock and Stockholders' Equity/(Deficit)	$12,532	$11,103

See the accompanying notes to financial statements.

KINEMED, INC.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended March 31,
(in thousands, except shares and per share amounts)	2013	2014
Revenue:
Collaboration and other research revenue	$1,553	$1,293
Grant revenue	104	93
Total revenue	1,657	1,386
Cost of revenue	1,247	974
Gross profit	410	412
Operating expenses:
Research and development	820	748
General and administrative	689	1,361
Total operating expenses	1,509	2,109
Loss from operations	(1,099)	(1,697)
Other income (expense):
Interest income	2	2
Interest expense	(14)	—
Change in fair value of note and warrant liability	(27)	—
Gain on sale of property and equipment	—	62
Total other (expense) income	(39)	64
Net loss and comprehensive loss	$(1,138)	$(1,633)
Net loss per share to common stockholders – basic and diluted	$(0.73)	$(0.96)
Weighted average shares of common stock outstanding used in computing basic and diluted net loss per share	1,557,995	1,697,958
Pro forma net loss per share attributable to common stockholders – basic and diluted		$(0.14)
Weighted average shares of common stock outstanding used in computing the pro forma net loss per share – basic and diluted		11,418,456

See the accompanying notes to financial statements.

KINEMED, INC.

CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
(in thousands)	2013	2014
OPERATING ACTIVITIES:
Net loss	$(1,138)	$(1,633)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	69	56
Amortization of license fees	2	1
Stock-based compensation	24	134
Convertible notes issuance costs and accrued interest	39	—
Gain on sale of property and equipment	—	(62)
Changes in operating assets and liabilities:
Accounts receivable	(82)	528
Isotope inventory, prepaid expenses and other current assets	(5)	3
Deposits and other long-term assets	1	—
Accounts payable	365	129
Accrued liabilities	16	231
Accrued personnel-related expenses	38	36
Deferred revenue	(1,040)	(357)
Net cash used in operating activities	(1,711)	(934)
INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	—	62
Purchases of property and equipment	(47)	(53)
Net cash (used in)/provided by investing activities	(47)	9
FINANCING ACTIVITIES:
Payments of note payable	(42)	—
Change in preferred stock subscription deposits	740	(214)
Deferred initial public offering costs	—	(44)
Commissions paid to placement agents for sale of convertible preferred stock	—	(353)
Proceeds from exercise of stock warrants	7	42
Proceeds from exercise of stock options	—	15
Net cash provided by/(used in) financing activities	705	(554)
Net decrease in cash and cash equivalents	(1,053)	(1,479)
Cash and cash equivalents as of beginning of period	5,507	8,797
Cash and cash equivalents as of end of period	$4,454	$7,318
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$1	$1
DISCLOSURES OF NON-CASH ACTIVITY:
Vesting of stock options exercised early	$5	$9
Accounts payable and accrued liabilities for deferred initial public offering costs	$—	$541

See the accompanying notes to financial statements.

KINEMED, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

KineMed, Inc. (“KineMed” or the “Company”) is a revenue-generating health technology company that has developed a proprietary biomarker platform technology with numerous applications in drug development and medical diagnostics. The Company’s focus is on applying its biomarker platform technology to drug development collaborations with biopharmaceutical companies, prescription and non-prescription medical diagnostics and the pairing of the Company’s drug candidates with its diagnostic, prognostic and monitoring biomarker tests (“biomarker tests”). Biomarkers are measurable characteristics about the state of a living organism that are relevant to health and disease. Using its patented technology, the Company has developed biomarker tests that measure, in a single sample, the rate of activity of critical biological pathways that play a causal role in disease. The Company believes that its ability to measure this activity, which reflects the rate of production and destruction of key molecules involved in disease-modifying biological processes, will provide meaningful, and previously unavailable, information about both diseases and wellness that is predictive of medical outcomes and the effects of interventions. As a result, the Company believes its biomarker tests have the potential to have a transformative effect on healthcare by providing unique information that can be used to make drug development more efficient and to guide healthcare decisions by physicians and wellness decisions by consumers.

Basis of Presentation

These condensed financial statements are unaudited. They have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and, accordingly, they do not include all of the information and footnote disclosures required by GAAP for reporting on complete financial statements. These condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments which are necessary for a fair presentation of results for the interim periods presented. Such adjustments consist only of normally recurring items. The operating results for the three-month reporting period ended March 31, 2014 are not necessarily indicative of operating results that may be expected for any other interim periods or for the year ending December 31, 2014. These condensed financial statements should be read in conjunction with the financial statements and notes for the year ended December 31, 2013.

The balance sheet as of December 31, 2013 has been derived from the audited financial statements at that date, but the financial statements included herein do not include all disclosures required for complete financial statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the balances and disclosures. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers cash equivalents to be only those investments that are highly liquid, readily convertible into cash, and which mature within 90 days from the date of purchase. Cash equivalents generally consist of investments in money market funds or high-quality financial instruments with maturities of less than 90 days. The Company did not have any cash equivalents or investments in money market funds as of December 31, 2013 or March 31, 2014.

Liquidity

To date, the Company’s activities have been funded by approximately $60.0 million received from net proceeds of sales of preferred stock, common stock and convertible notes, and approximately $48.0 million of revenue received from pharmaceutical companies, government agencies and foundations.

KINEMED, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

The Company has had net operating losses since inception and expects to continue to incur losses and negative cash flows from operations for the foreseeable future. As of March 31, 2014, the Company had cash and cash equivalents of $7.3 million and working capital (excluding deferred revenue) of $5.4 million. The Company believes that its funds will be sufficient to meet its liquidity requirements at least through January 2015.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information in the accompanying balance sheets assumes (i) the conversion of all outstanding shares of convertible preferred stock into 8,917,010 shares of common stock at the then applicable conversion rate as though the completion of the initial public offering (“IPO”) contemplated by the prospectus, had occurred on March 31, 2014, and (ii) the issuance of 791,457 shares of the Company’s common stock and resulting cash proceeds as the result of the expected exercise of outstanding warrants that will terminate if unexercised prior to the completion of the IPO. Shares of common stock issued in the IPO and any related net proceeds are not included in the pro forma information.

Net Loss per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period, reduced by the weighted average unvested common shares subject to repurchase by the Company, and excludes common stock equivalents. Diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares and common share equivalents outstanding for the period determined using the treasury-stock method and as-if converted method, as applicable. For purposes of this calculation, convertible preferred stock, stock options and warrants are considered to be common stock equivalents and are excluded from the calculation of diluted net loss per common share, as their effect is anti-dilutive.

Potentially dilutive securities excluded from diluted net loss per common share are as follows:

	Three Months Ended March 31,
	2013	2014
Convertible preferred stock	5,731,740	8,917,010
Common stock options	1,010,782	1,469,757
Common stock warrants	898,237	1,302,409
	7,640,759	11,689,176

Convertible notes payable which were outstanding at March 31, 2013 have been excluded from the table above as the conversion price had not been established.

KINEMED, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Unaudited Pro forma Net Loss Per Share

The unaudited pro forma loss per share calculations assume the conversion of all outstanding shares of convertible preferred stock into common stock using the as-if converted method, as-if such conversion had occurred at the beginning of the period or the issuance date, if later. The following table shows the components of the calculation of the unaudited pro forma net loss per share:

(in thousands, except for share and per share data)	Three Months Ended March 31, 2014
Numerator
Net loss attributable to common stockholders	$(1,633)
Denominator
Shares used to compute net loss per common share, basic and diluted	1,697,958
Pro forma adjustments to reflect assumed weighted-average effect of convertible preferred stock	8,917,010
Pro forma adjustments to reflect assumed exercise of warrants that expire upon completion of the IPO	803,488
Shares used to compute pro forma net loss per common share, basic and diluted	11,418,456
Pro forma net loss per common share, basic and diluted	$(0.14)

2. STOCK-BASED COMPENSATION

In June 2010, the Company adopted the KineMed, Inc. 2010 Equity Incentive Plan (the “Equity Incentive Plan”), which superseded and terminated the KineMed, Inc. 2001 Stock Option Plan (the “Stock Option Plan”). Stock options previously granted under the Stock Option Plan remain in effect, but, after June 17, 2010, all stock options and other incentive grants were made under the Equity Incentive Plan.

The purpose of both the Equity Incentive Plan and the Stock Option Plan is to attract and retain highly skilled personnel for positions with substantial responsibility, provide additional incentive to employees, directors and consultants, and align their interests with the success of the Company’s business. The Board of Directors and its Compensation Committee are responsible for the administration of the program and determine the term, exercise price and vesting period of each option. The Company generally grants stock options to acquire a fixed number of shares of common stock with terms of up to ten years and vesting periods of up to four years.

The following table summarizes option activity and related information for all grants:

(in thousands, except for share data)	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Balance at December 31, 2013	471,925	1,045,053	$1.65	8.3	$4,542
Options granted	(441,083)	441,083	6.11
Options exercised	—	(16,379)	0.03
Balance at March 31, 2014	30,842	1,469,757	$3.00	8.3	$4,460
Exercisable at March 31, 2014(1)		1,469,757	$3.00	8.3	$4,460
Vested at March 31, 2014		529,429	$1.16	7.2	$2,561

KINEMED, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited)

2. STOCK-BASED COMPENSATION - (continued)

(1)	Includes awards with early exercise provisions that permit the optionee to exercise unvested options. The Company has the right to repurchase unvested options upon termination of service by the optionee.

The intrinsic values in the table above are based upon a common stock price of $6.00 at December 31, 2013 and March 31, 2014. The intrinsic value of stock options exercised during the three months ended March 31, 2013 and 2014 was $0 and $82,000, respectively.

The following table shows the range of exercise prices for stock options outstanding, exercisable and vested as of March 31, 2014:

	Options Outstanding and Exercisable			Options Vested
Exercise Price	Number of Options	Weighted Average Remaining Contractual Term (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Term (years)	Weighted Average Exercise Price
$0.30	197,441	5.3	$0.30	192,390	5.3	$0.30
0.90	301,692	7.8	0.90	164,244	7.8	0.90
1.80	151,208	8.3	1.80	98,755	8.3	1.80
2.10	261,666	9.5	2.10	47,896	9.4	2.10
4.80	116,667	9.6	4.80	21,249	9.6	4.80
6.00 – 6.60	441,083	9.0	6.11	4,895	9.9	6.00
$1.40	1,469,757	8.3	$3.00	529,429	7.2	$1.16

Stock-Based Compensation Expense

The Company recognized stock-based compensation expense in its statement of operations as follows:

	Three Months Ended March 31,
(in thousands)	2013	2014
Cost of revenue	$3	$25
Research and development	2	16
General and administrative	19	93
Total	$24	$134

As of March 31, 2014, there was $2.4 million of unrecognized compensation cost related to employee and non-employee stock options. This cost is expected to be recognized over a weighted-average period of 3.1 years.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. This model requires the use of the following assumptions: (i) expected volatility in the fair value of the Company’s common stock over the expected life of the awards, which is based on the Company’s peer group in the industry in which the Company conducts business; (ii) expected life of the option award, which is calculated using the “simplified” method provided in the Securities Exchange Commission’s Staff Accounting Bulletin No. 107 and takes into consideration the grant’s contractual life and vesting period, because the Company lacks relevant historical data due to its limited historical experience; (iii) expected dividend yield, which is assumed to be 0% as the Company has not paid and does not anticipate paying dividends on its common stock; and (iv) risk-free interest rates, which are based on the U.S. Treasury yield curve in effect at the time of the grant with maturities equal to the grant’s expected life. In addition, the Company also

KINEMED, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited)

2. STOCK-BASED COMPENSATION - (continued)

estimates the number of options that are expected to vest, and accordingly applies an estimated forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. Further, to the extent the Company’s actual forfeiture rate is different from management’s estimate, stock-based compensation is adjusted accordingly.

The Company used the following assumptions in calculating the fair value of options granted:

	Three Months Ended March 31,
	2013	2014
Expected term (years)	5.9 to 6.1	3.5 to 6.0
Expected volatility	53%	65% to 71%
Risk-free interest rate	1.0%	1.0% to 1.9%

The Company periodically re-measures the fair value of the stock option grants to non-employees and recognizes the related income or expense during their vesting period. Expense recognized for non-employee stock options was immaterial for the three months ended March 31, 2013 and 2014.

Stock Options Exercised Early

The Company allows employees to exercise options prior to vesting under a stock repurchase agreement. Under this agreement and upon termination of employment or consulting services, unvested exercised shares are subject to repurchase by the Company at the exercise price. The Company accounts for the consideration received for the exercise of an unvested option as a deposit of the exercise price and the amount is also recorded as a liability. The liability is amortized into equity on a ratable basis as the shares vest. There were options for 322,000 and 314,000 shares that were exercised and unvested at December 31, 2013 and March 31, 2014, respectively. These shares are included in issued and outstanding shares.

3. MAJOR CUSTOMERS

During the three months ended March 31, 2013, the Company recorded revenue from two customers of $663,000 and $394,000. During the three months ended March 31, 2014, the Company recorded revenue from two customers of $571,000 and $210,000. These customers had an aggregate amount of $2.2 million and $1.6 million in deferred revenue as of December 31, 2013 and March 31, 2014, respectively, and $835,000 and $0 in accounts receivable as of December 31, 2013 and March 31, 2014, respectively.

4. SUBSEQUENT EVENTS

On April 17, 2014, the Company received a $1.0 million payment from GSK following GSK’s earlier decision to initiate additional biomarker discovery activities under the collaboration and license agreement.

On June 5, 2014, the Company filed an amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-30 reverse stock split of all classes of the Company’s outstanding stock. All information in this report relating to the number of shares, price per share and per share amounts of stock gives retroactive effect to the 1-for-30 reverse stock split. Otherwise, the Company has evaluated subsequent events through May 15, 2014, the date the financial statements were available to be issued, and has determined that no additional disclosure is required.

4,500,000 Shares
Common Stock

PRELIMINARY PROSPECTUS

Sole Book-Running Manager

Feltl and Company

Co-Managers

MLV & Co.

Laidlaw & Company (UK) Ltd.

            , 2014

Through and including            , 2014 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates, except the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

AMOUNT
SEC registration fee	$6,559
FINRA filing fee	7,745
NASDAQ Global Market listing fee	150,000
Accountants’ fees and expenses	150,000
Legal fees and expenses	2,250,000
Blue Sky fees and expenses	20,000
Transfer Agent’s fees and expenses	15,000
Printing and engraving expenses	60,000
Miscellaneous	40,696
Total	$2,700,000

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, provides that a Delaware corporation, in its certificate of incorporation, may limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derived an improper personal benefit;
•	act or omission not in good faith or that involved intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or redemption of shares; or
•	breach of the director’s duty of loyalty to the corporation or its stockholders.

Section 145(a) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) because that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, so long as the person acted in good faith and in a manner he or she reasonably believed was in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action, so long as the person acted in good faith and in a manner the person reasonably believed was in or not opposed to the corporation’s best interests, except that no indemnification shall be permitted without judicial approval if a court has determined that the person is to be liable to the corporation with respect to such claim. Section 145(c) of the DGCL provides that, if a present or former director or officer has been successful in defense of any action referred to in Sections 145(a) and (b) of the

DGCL, the corporation must indemnify such officer or director against the expenses (including attorneys’ fees) he or she actually and reasonably incurred in connection with such action.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against any liability asserted against and incurred by such person, in any such capacity, or arising out of his or her status as such, whether or not the corporation could indemnify the person against such liability under Section 145 of the DGCL.

Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will be effective upon the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

We are entering into separate indemnification agreements with our directors and officers in addition to the indemnification provided for in our amended and restated bylaws. These indemnification agreements provide, among other things, that we will indemnify our directors and officers for certain expenses, including damages, judgments, fines, penalties, settlements and costs and attorneys’ fees and disbursements, incurred by a director or officer in any claim, action or proceeding arising in his or her capacity as a director or officer of our company or in connection with service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or officer makes a claim for indemnification.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

We are entering into an underwriting agreement, which provides for indemnification by the underwriters of us, our officers and directors, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

The following lists set forth information regarding all securities sold or granted by us within the past three years that were not registered under the Securities Act (after giving effect to a 1-for-30 reverse stock split of our common stock and convertible preferred stock effected on June 5, 2014), and the consideration, if any, received by us for such securities:

(1)	Between August 23, 2011 and March 8, 2012, we issued and sold to accredited investors an aggregate of 1,666,607 shares of our Series BB convertible preferred stock in exchange for cash at a price per share of $3.00 for gross proceeds of $4.4 million. Each share of Series BB convertible preferred stock will convert into one share of our common stock upon completion of this offering.
(2)	Between August 20, 2013 and December 30, 2013, we issued and sold to accredited investors an aggregate of 1,866,666 shares of our Series CC convertible preferred stock in exchange for cash at a price per share of $4.50 for gross proceeds of $8.4 million. Each share of Series CC convertible preferred stock will convert into 1.2 shares of our common stock upon completion of this offering.
(3)	Between January 1, 2011 and May 31, 2014, we issued an aggregate of 435,638 shares of our common stock at prices ranging from $0.30 to $2.10 per share to certain of our employees and directors pursuant to the exercise of stock options under the 2001 Plan and the 2010 Plan.
(4)	Between December 3, 2012 and May 31, 2013, we issued convertible promissory notes to accredited investors for an aggregate principal amount of $3.5 million. On September 30, 2013, the notes automatically converted into shares of our Series CC convertible preferred stock.

(5)	Between December 3, 2012 and September 30, 2013, in connection with a bridge financing, we granted warrants to purchase 276,934 shares of our common stock at an exercise price of $4.50 per share, which are expected to remain outstanding upon completion of this offering.
(6)	Between May 31, 2013 and December 30, 2013, in connection with placement agent services rendered, we granted warrants to purchase 203,447 shares of our common stock at an exercise price of $4.50 per share, which are expected to remain outstanding upon completion of this offering.
(7)	Between August 23, 2011 and March 8, 2012, in connection with the Series BB convertible preferred stock offering, we granted warrants to purchase approximately 147,692 shares of our common stock issuable upon exercise of the warrants to accredited investors and placement agents at an exercise price of $3.00 per share, which will expire upon completion of this offering if not exercised.
(8)	On September 6, 2013, in connection with services rendered, we granted a warrant to purchase 3,333 shares of our common stock issuable upon exercise of the warrant to a service provider at an exercise price of $2.10, which will expire upon completion of this offering if not exercised.
(9)	Between June 6, 2011 and June 6, 2014, we have granted stock options to purchase an aggregate of 1,651,228 shares of our common stock with exercise prices ranging from $0.90 to $6.60 per share, to our employees, directors and service providers pursuant to the 2001 Plan and the 2010 Plan.

We deemed the offers, sales and issuances of the securities described in paragraphs (1) through (8) above to be exempt from registration under the Securities Act, in reliance on Section 4(a)(2) of the Securities Act, including for the securities described in paragraphs (1), (2) and (4) through (8), Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options described in paragraph (9) above and the issuance of shares discussed in paragraph (3) above, except to the extent described above as exempt pursuant to Section 4(a)(2) of the Securities Act, to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Index to Exhibits attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules

No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	The registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(2)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(3)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, in the State of California, on this 9th day of June, 2014.

KINEMED, INC.

By:	/s/ David M. Fineman David M. Fineman Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ David M. Fineman David M. Fineman	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 9, 2014
/s/ Marc K. Hellerstein, M.D., Ph.D. Marc K. Hellerstein, M.D., Ph.D.	President, Chief Scientific Officer and Director	June 9, 2014
/s/ Matthew M. Loar Matthew M. Loar	Chief Financial Officer (Principal Financial Officer)	June 9, 2014
/s/ Karen S. Carothers Karen S. Carothers	Vice President, Finance (Principal Accounting Officer)	June 9, 2014
* Charles J. Casamento	Director	June 9, 2014
* Robert E. Curry, Ph.D.	Director	June 9, 2014
* K. Peter Hirth, Ph.D.	Director	June 9, 2014
* James S. J. Manuso, Ph.D.	Director	June 9, 2014
* Henry C. Settle, Jr.	Director	June 9, 2014
*By:	/s/ David M. Fineman David M. Fineman Attorney-in-Fact

INDEX TO EXHIBITS

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1*	Form of Underwriting Agreement.
3.1#	Amended and Restated Certificate of Incorporation of the company, as currently in effect.
3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the company, dated as of June 5, 2014.
3.3#	Bylaws of the company, as currently in effect.
3.4#	Amended and Restated Certificate of Incorporation of the company, to be in effect immediately prior to the completion of this offering.
3.5*	Amended and Restated Bylaws of the company, to be in effect immediately prior to the completion of this offering.
4.1*	Specimen Common Stock Certificate of the company.
4.2#	Form of Warrant to purchase Common Stock in connection with the bridge loan financing in December 2012 and May 2013.
4.3#	Warrant to purchase Common Stock issued in connection with a placement agent agreement, dated as of May 31, 2013.
4.4#	Form of Warrant to purchase Common Stock issued in connection with a placement agent agreement dated as of December 30, 2013.
5.1*	Opinion of Hogan Lovells US LLP.
10.1(A)#	Investors’ Rights Agreement by and among the company and the investors named therein, dated as of January 9, 2009.
10.1(B)#	Amended and Restated Investors’ Rights Agreement by and among the investors named therein, dated as of October 21, 2010.
10.1#	Series CC Preferred Stock Investors’ Rights Agreement by and among the company and the investors named therein, dated as of August 20, 2013.
10.2+#	2001 Stock Option Plan.
10.3+#	Form of Option Agreement under 2001 Stock Option Plan.
10.4+#	2010 Equity Incentive Plan.
10.5+#	Form of Stock Option Agreement under 2010 Equity Incentive Plan.
10.6+#	2014 Omnibus Incentive Plan.
10.7+*	Form of Incentive Stock Option Agreement under 2014 Omnibus Incentive Plan.
10.8+*	Form of Non-Qualified Option Agreement under 2014 Omnibus Incentive Plan.
10.9+#	Form of Indemnification Agreement by and between the company and each of its directors and officers.
10.10†#	Exclusive License by and between the company and the Regents of the University of California, dated as of February 16, 2001.
10.11†#	Amendment #1 to the Exclusive License by and between the company and the Regents of the University of California, dated as of June 15, 2002.
10.12†#	Amendment #2 to the Exclusive License by and between the company and the Regents of the University of California, dated as of October 15, 2002.
10.13†#	Amendment #3 to the Exclusive License by and between the company and the Regents of the University of California, dated as of March 25, 2003.
10.14†#	Amendment #4 to the Exclusive License by and between the company and the Regents of the University of California, dated as of November 6, 2003.
10.15†#	Amendment #5 to the Exclusive License by and between the company and the Regents of the University of California, dated as of March 1, 2004.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.16†#	Amendment #6 to the Exclusive License by and between the company and the Regents of the University of California, dated as of September 22, 2005.
10.17†#	Amendment #7 to the Exclusive License by and between the company and the Regents of the University of California, dated as of April 11, 2011.
10.18†#	Collaboration and License Agreement by and between the company and Glaxo Group Limited, dated as of June 12, 2012.
10.19#	Office Lease by and between the company and Emery Station Associates II, LLC, dated as of May 5, 2002.
10.20#	First Amendment to Lease by and between the company and Emery Station Associates II, LLC, dated as of June 27, 2003.
10.21#	Second Amendment to Lease by and between the company and Emery Station Associates II, LLC, dated as of December 1, 2004.
10.22#	Revised Third Amendment to Lease by and between the company and Emery Station Associates II, LLC, dated as of February 28, 2005.
10.23#	Revised Fourth Amendment to Lease by and between the company and Emery Station Associates II, LLC, dated as of March 15, 2005.
10.24#	Fifth Amendment to Lease by and between the company and Emery Station Associates II, LLC, dated as of August 31, 2008.
10.25#	Seventh Amendment to Lease by and between the company and Emery Station Associates II, LLC, dated as of May 1, 2009.
10.26#	Eighth Amendment to Lease by and between the company and Emery Station Associates II, LLC, dated as of July 31, 2010.
10.27#	Ninth Amendment to Lease by and between the company and Emery Station Associates II, LLC, dated as of February 10, 2011.
10.28#	Tenth Amendment to Lease by and between the company and Emery Station Associates II, LLC, dated as of April 1, 2013.
10.29#	Lease by and between the company and E S East, LLC, dated as of October 20, 2010.
10.30#	First Amendment to Lease by and between the company and E S East, LLC, dated as of July 1, 2012.
10.31#	Second Amendment to Lease by and between the company and E S East, LLC, dated as of June 15, 2013.
10.32+#	Non-Employee Director Compensation Policy.
10.33#	Form of Lock-Up Agreement.
10.34+	Employment Agreement by and between the company and David M. Fineman.
10.35+	Employment Agreement by and between the company and Marc K. Hellerstein, M.D., Ph.D.
10.36+	Employment Agreement by and between the company and Patrick J. Doyle.
10.37+	Employment Agreement by and between the company and Alexander J. Glass, Ph.D.
10.38+	Employment Agreement by and between the company and Matthew M. Loar.
10.39#	Public Health Service Patent License Agreement by and between the company and National Institutes of Health, dated as of January 3, 2012.
10.40#	First Amendment to Public Health Service Patent License Agreement by and between the company and National Institutes of Health, dated as of September 30, 2013.
23.1	Consent of OUM & Co. LLP.
23.2*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1).
24.1#	Power of Attorney (included on the signature page to this registration statement).

#	Previously filed.

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan.
†	Registrant has requested confidential treatment for certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the Securities and Exchange Commission.